CONFORMED

OCT 20 2003



UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03035629

PROCESSED
OCT 21 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States — 0000101368
Exact name of registrant as specified in charter — Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2002) — 333-3610
Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on October 20, 2003.

United Mexican States

By: /s/ Andrés Conesa Labastida
Andrés Conesa Labastida
Deputy Undersecretary for Public Credit
of the Ministry of Finance and Public
Credit



EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2003 and Federal Annual Revenue Law for 2003 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2002*	

* Filed pursuant to electronic filing of Form 18-K

[New York #1207312 v1]

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2003.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A :

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2003

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

ARTÍCULO 1. El ejercicio, control y la evaluación del gasto público federal para el año 2003, se realizará conforme a las disposiciones de este Decreto y las demás aplicables en la materia.

En la ejecución del gasto público federal, las dependencias y entidades deberán realizar sus actividades con sujeción a los objetivos, estrategias y prioridades establecidos en el Plan Nacional de Desarrollo, así como a los objetivos y metas de los programas aprobados en este Presupuesto.

Los titulares de las dependencias y de sus órganos administrativos desconcentrados, los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, así como los servidores públicos de las dependencias y entidades facultados para ejercer recursos públicos, en el ámbito de sus respectivas competencias, serán responsables de que se cumplan las disposiciones para el ejercicio del gasto público federal emitidas y aquellas que se emitan en el presente ejercicio fiscal por la Secretaría en los términos de los artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, se sujetarán a las disposiciones de este Decreto en lo que no se contraponga a los ordenamientos legales que los rigen.

El incumplimiento por parte de los servidores públicos a que se refiere el artículo 108 de la Constitución Política de los Estados Unidos Mexicanos, a las obligaciones que les impone el presente Decreto, será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y demás disposiciones legales aplicables.

ARTÍCULO 2. Para efectos del presente Decreto se entenderá por:

I. Entes públicos federales: a las personas de derecho público de carácter federal con autonomía derivada de la Constitución;

II. Dependencias: a las Secretarías de Estado incluyendo a sus respectivos órganos administrativos desconcentrados, y a la Consejería Jurídica del Ejecutivo Federal.

La Presidencia de la República se sujetará a las mismas disposiciones que rigen a las dependencias. Asimismo, la Procuraduría General de la República y los tribunales administrativos se sujetarán a las disposiciones aplicables a las dependencias salvo que se establezca regulación expresa.

Las atribuciones en materia presupuestaria de los servidores públicos de las Secretarías de Estado, se entenderán conferidas a los servidores públicos equivalentes de la Presidencia de la República, la Procuraduría General de la República y los tribunales administrativos;

III. Entidades: a los organismos descentralizados; a las empresas de participación estatal mayoritaria, incluyendo a las sociedades nacionales de crédito, instituciones nacionales de seguros, instituciones nacionales de fianzas y las organizaciones auxiliares nacionales de crédito; así como a los fideicomisos públicos en los que el fideicomitente sea la Secretaría o alguna entidad de las señaladas en esta fracción, que de conformidad con las disposiciones aplicables sean considerados entidades paraestatales.

Se entenderán como comprendidas en esta fracción las entidades a que se refiere el Anexo 1.D. de este Decreto, así como aquéllas incluidas en los Tomos de este Presupuesto;

IV. Entidades apoyadas presupuestariamente: a las entidades a que se refiere la fracción III de este artículo, que reciben transferencias y subsidios con cargo al Presupuesto;

V. Entidades no apoyadas presupuestariamente: a las entidades a que se refiere la fracción III de este artículo, que no reciben transferencias y subsidios con cargo al Presupuesto;

VI. Secretaría: a la Secretaría de Hacienda y Crédito Público;

VII. Contraloría: a la Secretaría de Contraloría y Desarrollo Administrativo;

VIII. Cámara: a la Cámara de Diputados del H. Congreso de la Unión;

IX. Entidades federativas: a los estados de la Federación y al Distrito Federal;

X. Presupuesto: al contenido en el Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003, incluyendo sus Anexos; así como los Tomos II.A. Ramos Autónomos; II.B. Ramos Administrativos; II.C. Ramos Generales; III. Analíticos; IV. Entidades de Control Presupuestario Directo; V. Entidades de Control Presupuestario Indirecto, y VI. Programas y Proyectos de Inversión;

XI. Ramos autónomos: a los ramos por medio de los cuales se asignan recursos en este Presupuesto a los Poderes Legislativo y Judicial, así como a los entes públicos federales;

XII. Ramos administrativos: a los ramos por medio de los cuales se asignan recursos en este Presupuesto, a las dependencias; a la Presidencia de la República; a la Procuraduría General de la República; a los tribunales administrativos, y al Consejo Nacional de Ciencia y Tecnología;

XIII. Ramos generales: a los ramos cuya asignación de recursos se prevé en este Presupuesto, que no corresponden al gasto directo de las dependencias, aunque su ejercicio está a cargo de éstas;

XIV. Gasto neto total: a la totalidad de las erogaciones aprobadas en este Presupuesto, correspondientes al Gobierno Federal y a las entidades a que se refiere el Anexo 1.D. de este Decreto, con cargo a los ingresos previstos en la Ley de Ingresos de la Federación;

XV. Gasto programable: a las erogaciones que se realizan en cumplimiento de funciones sustantivas, correspondientes a los ramos autónomos; a los ramos administrativos; a los ramos generales 19 Aportaciones a Seguridad Social, 23 Provisiones Salariales y Económicas, y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos; a las erogaciones que los gobiernos de las entidades federativas y de los municipios realizan, correspondientes a los ramos generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Apoyos para el Fortalecimiento de las Entidades Federativas; así como aquellas que efectúan las entidades incluidas en el Anexo 1.D. de este Decreto, sin incluir el costo financiero de éstas;

XVI. Gasto no programable: a las erogaciones que el Gobierno Federal realiza para dar cumplimiento a obligaciones que corresponden a los ramos generales 24 Deuda Pública, 28 Participaciones a Entidades

Federativas y Municipios, 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero, 30 Adeudos de Ejercicios Fiscales Anteriores, y 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca; así como las erogaciones correspondientes al costo financiero de las entidades incluidas en el Anexo 1.D. de este Decreto;

XVII. Percepciones ordinarias: a los pagos que se cubren a los servidores públicos por el desempeño de sus labores cotidianas en los Poderes Legislativo y Judicial, los entes públicos federales, y las dependencias y entidades donde prestan sus servicios;

XVIII. Percepciones extraordinarias: a los estímulos, reconocimientos, recompensas, incentivos y pagos equivalentes a los mismos, que se otorgan de manera excepcional a los servidores públicos, condicionados al cumplimiento de compromisos de resultados sujetos a evaluación;

XIX. Balance primario: a la diferencia entre los ingresos y el gasto neto total, excluyendo de este último el costo financiero de la deuda pública del Gobierno Federal o de las entidades;

XX. Presupuesto regularizable de servicios personales: a las erogaciones que con cargo al Presupuesto implican un gasto en subsecuentes ejercicios fiscales en materia de servicios personales, por concepto de percepciones ordinarias, incluyendo el incremento salarial y, en su caso, las prestaciones previstas en las medidas salariales y económicas aprobadas para el ejercicio;

XXI. Subsidios: a las asignaciones de recursos federales previstos en este Decreto que se otorgan a los diferentes sectores de la sociedad o a las entidades federativas, a través de las dependencias y entidades para fomentar el desarrollo de actividades prioritarias de interés general como son, entre otras, proporcionar a los usuarios o consumidores los bienes y servicios a precios y tarifas por debajo de los de mercado;

XXII. Transferencias: a las asignaciones previstas en los presupuestos de las dependencias, destinadas a las entidades apoyadas presupuestariamente bajo su coordinación sectorial, así como a los órganos administrativos desconcentrados de las dependencias, para sufragar los gastos de operación y de capital, entre otros, remuneraciones al personal; construcción y/o conservación de obras; adquisición de todo tipo de bienes; contratación de servicios, así como las transferencias para cubrir el déficit de operación y los gastos de administración asociados al otorgamiento de subsidios, con la finalidad de mantener los niveles de los bienes y servicios que prestan de acuerdo con las actividades que tienen encomendadas por ley. Incluye las transferencias para el apoyo de programas de las entidades vinculados con operaciones de inversión financiera o para el pago de intereses, comisiones y gastos, derivados de créditos contratados en moneda nacional o extranjera;

XXIII. Adecuaciones presupuestarias: a los traspasos de recursos y movimientos que se realizan durante el ejercicio fiscal a las estructuras funcional-programática, administrativa, económica, a los calendarios de presupuesto, así como a las ampliaciones y reducciones líquidas al mismo, siempre que permitan un mejor cumplimiento de los objetivos de los programas aprobados en este Presupuesto;

XXIV. Calendario de presupuesto: a la distribución mensual del monto de recursos presupuestarios autorizados con cargo a la cual pueden celebrarse compromisos y cubrirse obligaciones de pago;

XXV. Presupuesto comprometido: las reservas de recursos que se constituyen con cargo al presupuesto modificado autorizado y con base en el calendario de presupuesto, para atender los compromisos derivados de la celebración de contratos, convenios, pedidos o cualquier figura análoga que signifique una obligación de pago;

XXVI. Presupuesto devengado: al reconocimiento de pasivos a favor de terceros, determinado por el acto de recibir y/o aceptar a satisfacción los bienes, servicios, contraprestaciones adquiridas o avance por trabajos ejecutados en obras públicas, conforme al contrato correspondiente, y en los términos de las disposiciones aplicables;

XXVII. Eficiencia en el ejercicio del gasto público: al ejercicio del presupuesto en tiempo y forma, en los términos del presente Decreto y el calendario que emita la Secretaría, y

XXVIII. Eficacia en la aplicación de los recursos públicos: lograr en el ejercicio presupuestario el cumplimiento de los objetivos, metas e indicadores en los términos de las disposiciones aplicables.

La Secretaría estará facultada para interpretar las disposiciones del presente Decreto para efectos administrativos y, de conformidad con éstas, establecer para las dependencias y entidades, con la participación de la Contraloría en el ámbito de su competencia, las medidas conducentes para su correcta aplicación, con el objeto de mejorar la eficiencia, eficacia, transparencia, control y disciplina en el ejercicio de los recursos públicos. Las recomendaciones que emita la Secretaría sobre estas medidas, las hará del conocimiento, puntualmente, de los Poderes Legislativo y Judicial y de los entes públicos federales.

CAPÍTULO II

De las Erogaciones

ARTÍCULO 3. El gasto neto total previsto en el presente Presupuesto, importa la cantidad de $1,524,845,700,000.00, y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto.

Para el presente ejercicio fiscal, se establece una meta de déficit público presupuestario de $32,867,500,000.00. El Ejecutivo Federal procurará que los ahorros, economías e ingresos excedentes que se generen durante el ejercicio fiscal sean destinados a disminuir dicho déficit, conforme a las disposiciones de este Decreto.

En su caso, el balance presupuestario podrá modificarse para cubrir las erogaciones de los programas prioritarios aprobados en este Presupuesto, en la medida que sea necesario como consecuencia de la aplicación del Programa de Separación Voluntaria a que se refiere el artículo 7, fracción III, de este Decreto, siempre y cuando dicha modificación sea posteriormente disminuida con los ahorros que genere el programa citado.

Los recursos previstos en el párrafo primero de este artículo, incluyen las erogaciones de este Presupuesto para atender a la población indígena, en los términos del apartado B del artículo 2 de la Constitución Política de los Estados Unidos Mexicanos. El monto total se prevé en el Anexo 2 de este Decreto.

El monto total de los recursos de este Presupuesto previstos para el Programa de Ciencia y Tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 3 de este Decreto.

Los recursos de este Presupuesto para contribuir al desarrollo de la región Sur-Sureste se señalan en el Anexo 4 de este Decreto, con los cuales se llevarán a cabo los proyectos establecidos en dicho Anexo.

El control presupuestario de los ramos generales a que se refiere el Anexo 1.C. de este Decreto estará a cargo de la Secretaría. El ejercicio de dichos ramos se encomienda a ésta, con excepción del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, el cual corresponde a la Secretaría de Educación Pública.

ARTÍCULO 4. Las erogaciones correspondientes a las entidades señaladas en el Anexo 1.D. de este Decreto, se sujetan a lo siguiente:

I. Petróleos Mexicanos en el ejercicio de su presupuesto consolidado se sujetará a la meta de balance primario de $40,328,900,000.00, la cual se detalla en el Tomo IV de este Presupuesto. A efecto de que dicha entidad mantenga esta meta y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, en cuanto a:

a) El precio internacional para la mezcla de petróleo de exportación; Petróleos Mexicanos compensará en el siguiente orden:

i) La pérdida hasta por la cantidad de $10,000,000,000.00; en un 50 por ciento con ajustes a su gasto y en un 50 por ciento con la reducción a su meta de balance primario, en los términos que se detallan en el Tomo IV de este Presupuesto;

ii) El resto de la pérdida con ajustes al gasto programable de su presupuesto;

b) El volumen de producción de petróleo; Petróleos Mexicanos tomará las medidas a que se refiere el inciso a), subinciso ii) de la presente fracción;

c) En caso de que durante el ejercicio fiscal se presente una disminución de los ingresos netos a causa de variaciones en el tipo de cambio del peso respecto del dólar de los Estados Unidos de América, Petróleos Mexicanos reducirá su balance primario en la proporción que determine la Secretaría.

La disminución de los ingresos netos previstos en el presupuesto consolidado de Petróleos Mexicanos, por condiciones distintas a las previstas en los incisos a), b) y c) de esta fracción, se compensará por Petróleos Mexicanos con ajustes a su gasto;

II. En caso de que durante el ejercicio se presente un incremento de los ingresos netos previstos en su presupuesto a causa de las variaciones en el tipo de cambio del peso respecto del dólar de los Estados Unidos de América, Petróleos Mexicanos aumentará su balance primario en el monto equivalente al incremento de los ingresos y lo destinará al pago de amortizaciones de la deuda pública;

III. Las medidas de compensación a que se refieren las fracciones I y II de este artículo, deberán realizarse por trimestre, dentro de los 25 días hábiles siguientes a su terminación.

La Secretaría deberá verificar trimestralmente que las metas de balance primario a que se refieren dichas fracciones se mantengan, de conformidad con la información que para tal efecto envíe Petróleos Mexicanos con base mensual, dentro de los 15 días hábiles siguientes a su terminación;

IV. Petróleos Mexicanos, sin sujetarse a lo dispuesto en el artículo 21 de este Decreto, podrá realizar erogaciones adicionales con cargo a los ingresos que obtenga en exceso a los previstos en el artículo 1, fracción VII, numeral 1, inciso A de la Ley de Ingresos de la Federación, siempre y cuando no reduzca su balance primario anual, conforme a lo siguiente:

a) Con ingresos netos adicionales, obtenidos y registrados en su presupuesto por mayor volumen y precio de ventas internas, así como por mayor volumen de exportación;

b) Por la venta de acciones de empresas en las que participa, previa autorización de la Secretaría;

c) Por ingresos provenientes de la ejecución de programas de abatimiento de rezagos de cobranza; recuperación de ingresos por eficiencia en el control de ventas; financieros; venta de bienes muebles e inmuebles, entre otros, previo acuerdo de su órgano de gobierno;

V. Para fines del cumplimiento del balance primario de Petróleos Mexicanos, previa aprobación de su órgano de gobierno, esta entidad deberá:

a) Registrar mensualmente ante la Secretaría los ingresos netos obtenidos en su flujo de presupuesto;

b) Registrar ante la Secretaría las adecuaciones presupuestarias;

c) Expedir a través del titular de la entidad o de quien éste designe, los oficios de inversión presupuestaria, incluyendo sus modificaciones, y registrarlos ante la Secretaría;

d) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas de ahorro;

e) Cumplir con el calendario trimestral de balance primario autorizado por la Secretaría;

f) Traspasar recursos de otros capítulos de gasto al capítulo de servicios personales para sufragar la creación de plazas, solamente cuando para ello disponga de recursos propios para cubrir dicha medida, las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

g) Definir y establecer indicadores de metas de operación, de presupuesto y financieras, a más tardar el último día hábil de febrero. La Secretaría y la Contraloría llevarán a cabo un análisis sobre el cumplimiento de dichas metas, dentro de los 10 días naturales posteriores a la terminación de cada mes;

h) Informar a la Comisión Intersecretarial de Gasto Financiamiento, dentro de los 25 días naturales siguientes a la terminación del trimestre, respecto del cumplimiento de las metas a que se refiere el inciso anterior, a efecto de que, en su caso, ésta emita las recomendaciones correspondientes tomando en cuenta el análisis realizado por la Secretaría y la Contraloría;

VI. Las entidades señaladas en el Anexo 1.D. de este Decreto, con excepción de Petróleos Mexicanos y el Instituto Mexicano del Seguro Social, deberán establecer sus respectivas metas de balance de operación primario y financiero, mensual y trimestral a nivel pagado.

Dichas entidades deberán informar sus respectivas metas a la Secretaría y a la Contraloría, a más tardar el último día hábil de febrero y, posteriormente, deberán remitir las mismas a la consideración de la Comisión Intersecretarial de Gasto Financiamiento a efecto de que, en su caso, ésta emita las recomendaciones

correspondientes tomando en cuenta las opiniones que hayan emitido la Secretaría y la Contraloría. En caso de que dichas entidades no establezcan sus metas en la fecha señalada, la Secretaría determinará las mismas.

Las entidades a que se refiere esta fracción deberán realizar evaluaciones trimestrales sobre el cumplimiento de sus metas, informando al respecto a la Secretaría y a la Contraloría, dentro de los 25 días naturales siguientes a la terminación del trimestre correspondiente; asimismo, deberán remitir las mismas a la consideración de la Comisión Intersecretarial de Gasto Financiamiento a efecto de que, en su caso, ésta emita las recomendaciones correspondientes tomando en cuenta las opiniones que hayan emitido la Secretaría y la Contraloría;

VII. Los montos que señala el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad y Petróleos Mexicanos, incluyen las previsiones necesarias para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 50 de este Decreto.

Asimismo, los montos para la Comisión Federal de Electricidad y Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del artículo 49 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto;

VIII. Las cifras que señala el Anexo 1.D. de este Decreto para los organismos subsidiarios de Petróleos Mexicanos no incluyen operaciones realizadas entre ellos, y

IX. La cifra que señala el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este artículo y el siguiente de este Decreto, deberán cumplir con sus metas de balance primario y con sus presupuestos autorizados.

En caso de que no se cumpla con lo previsto en este artículo, se observará lo dispuesto en la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

ARTÍCULO 5. El ejercicio del gasto del Instituto Mexicano del Seguro Social se realizará de conformidad con las disposiciones de la Ley del Seguro Social y por lo señalado en este artículo. Conforme al artículo 272 de dicha Ley, el gasto programable del Instituto será de $168,785,785,251.20. El Gobierno Federal aportará al Instituto la cantidad de $30,950,700,000.00, como aportaciones para los seguros y la cantidad de $42,821,000,000.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social aprobada el 21 de diciembre de 1995.

Durante el ejercicio fiscal de 2003, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $9,634,814,748.80, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual, para con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes. Conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

ARTÍCULO 6. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 5 de este Decreto.

Las cifras expresadas en el Anexo 1.C. de este Decreto para el Ramo General 24 Deuda Pública, reflejan el monto neto por concepto de intereses que se generan por las disponibilidades del Gobierno Federal. La

Secretaría informará por separado el monto de intereses obtenidos y erogados, en términos brutos y compensados, conforme a lo dispuesto en el artículo 64, fracción I, de este Decreto.

El Ejecutivo Federal estará facultado para realizar amortizaciones de deuda pública hasta por un monto equivalente al financiamiento derivado de colocaciones de deuda, en términos nominales.

ARTÍCULO 7. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 6 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal, no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el párrafo tercero de la fracción IV del artículo 74 de la Constitución Política de los Estados Unidos Mexicanos;

II. Las erogaciones previstas para los fondos de Desastres Naturales; de Estabilización de los Ingresos Petroleros; y de Desincorporación de Entidades; deberán ejercerse de conformidad con sus respectivas reglas de operación y no podrán destinarse a fines distintos a los previstos en las mismas;

III. El Programa de Separación Voluntaria a que se refiere el artículo 40 de este Decreto, tendrá por objeto cubrir una compensación económica a los servidores públicos que decidan voluntariamente separarse del servicio que prestan en la Administración Pública Federal, de conformidad con las disposiciones aplicables, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Las plazas correspondientes al personal que decida separarse del servicio público, se cancelarán.

En los términos de las disposiciones que emita la Secretaría, las dependencias y entidades, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación del programa, deberán restituir a éste los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo, en un plazo máximo de cuatro años, mediante aportaciones iguales en cada año, comenzando a partir del presente ejercicio fiscal. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de recursos de la respectiva dependencia o entidad.

Los recursos restituidos al programa serán destinados a la amortización de la deuda pública.

Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos del programa, podrán destinarse a los programas prioritarios de la dependencia o entidad que haya generado dicho ahorro, en los términos de las disposiciones aplicables.

El Ejecutivo Federal informará a la Cámara sobre el ejercicio de los recursos a que se refiere esta fracción, en los términos del artículo 64, fracción I, de este Decreto;

IV. Podrán traspasarse recursos de otros ramos al Ramo General 23 Provisiones Salariales y Económicas, con el objeto de apoyar los programas contenidos en el mismo, observando lo previsto en el artículo 14 de este Decreto.

Los recursos del Ramo General 23 Provisiones Salariales y Económicas podrán ser traspasados a otros ramos, conforme a las disposiciones aplicables, y de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, salvo lo dispuesto en el párrafo siguiente.

Los recursos que por motivos de control presupuestario se canalicen a través del Ramo General 23 Provisiones Salariales y Económicas, derivados de adecuaciones presupuestarias y erogaciones adicionales, en los términos de los artículos 14 y 21 de este Decreto, respectivamente, podrán ejercerse directamente conforme a los programas aprobados en este ramo o, en su caso, traspasarse a otros ramos, conforme a las disposiciones aplicables.

ARTÍCULO 8. El gasto programable previsto para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 7 del mismo.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el artículo 34 de este Decreto y serán entregadas a los estados a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos.

TÍTULO SEGUNDO

DEL FEDERALISMO

CAPÍTULO I

Disposiciones Generales

ARTÍCULO 9. En los programas federales donde concurran recursos de las dependencias y, en su caso de las entidades, con aquéllos de las entidades federativas, las primeras no podrán condicionar el monto ni el ejercicio de los recursos federales a la aportación de recursos locales, cuando dicha aportación no se apegue a los presupuestos y disposiciones de estas últimas. En este sentido, deberá existir una coordinación oportuna para que las entidades federativas presupuesten la contraparte correspondiente. Asimismo, se deberá atender lo acordado en los convenios en materia de seguridad pública, así como lo dispuesto en las reglas de operación del Fondo de Desastres Naturales para los programas a que se refiere este párrafo en que se atiendan casos de fuerza mayor.

El ejercicio de recursos públicos federales por parte de las entidades federativas deberá comprobarse en los términos de las disposiciones aplicables. Con excepción de los recursos federales a que se refiere el artículo 11 de este Decreto, las dependencias y entidades deberán acordar con las entidades federativas, la obligación de estas últimas de entregarles los respectivos documentos comprobatorios del gasto.

Asimismo, el Ejecutivo Federal, por conducto de la Contraloría, previamente a la entrega de los recursos públicos federales a que se refieren los artículos 10 y 12 de este Decreto, deberá acordar con las secretarías de contraloría o sus equivalentes de las entidades federativas, el establecimiento por parte de éstas de cuentas bancarias específicas que identifiquen los recursos públicos federales, así como de mecanismos de supervisión y control para la comprobación del ejercicio de los recursos por parte de dichas secretarías o sus equivalentes.

En caso de que no se observe lo dispuesto en este artículo y en las demás disposiciones aplicables, las dependencias y entidades podrán suspender o cancelar la transferencia de recursos públicos federales.

La Cámara, por conducto de la Auditoría Superior de la Federación, deberá fiscalizar el ejercicio de los recursos públicos federales a que se refiere el presente Título, en los términos de los artículos 16 fracción XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación, conforme a lo siguiente:

I. En el caso de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, la Cámara por conducto de la Auditoría Superior de la Federación, acordará con los respectivos órganos técnicos de fiscalización de las entidades federativas o de las legislaturas estatales, según sea el caso:

a) Los procedimientos de coordinación para que en el ejercicio de las atribuciones de control que los órganos técnicos de fiscalización locales tengan conferidas, colaboren con la Auditoría Superior de la Federación en la fiscalización de la aplicación correcta de los recursos federales ejercidos por las entidades federativas y, en su caso, por sus municipios;

b) La apertura por parte de las entidades federativas de una cuenta bancaria específica para cada fondo que identifique los recursos públicos federales, así como otras acciones que permitan fiscalizar el ejercicio de dichos recursos, a efecto de garantizar que se apliquen con eficiencia, eficacia y honradez, conforme lo dispone el artículo 134 de la Constitución Política de los Estados Unidos Mexicanos, sin que ello implique limitaciones o restricciones en la administración y ejercicio de los mismos;

c) La aplicación, conforme a las reglas que establezca la Auditoría Superior de la Federación, de los recursos previstos en el Programa para la Fiscalización del Gasto Federalizado, que se destinarán a los órganos técnicos de fiscalización de las legislaturas locales, para la fiscalización del ejercicio de los recursos públicos federales. Los órganos técnicos de fiscalización locales deberán destinar por lo menos el 50 por ciento de los recursos que reciban, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal, y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal.

Las erogaciones del Programa para la Fiscalización del Gasto Federalizado se distribuirán, con cargo al presupuesto de la Auditoría Superior de la Federación, en proporción directa a los recursos que cada entidad federativa reciba por concepto de los ramos 33 Aportaciones Federales para Entidades Federativas y Municipios y 39 Apoyos para el Fortalecimiento de las Entidades Federativas.

Las acciones para la fiscalización de los recursos públicos federales que se acuerden conforme a lo previsto en esta fracción, se realizarán sin perjuicio de que la Auditoría Superior de la Federación ejerza directamente las atribuciones que le confiere la Ley de Fiscalización Superior de la Federación, y

II. En el caso del Ramo General 39 Apoyos para el Fortalecimiento de las Entidades Federativas a que se refiere el artículo 10 de este Decreto, así como de la reasignación de recursos federales a las entidades

federativas a que se refiere el artículo 12 del mismo, la Auditoría Superior de la Federación deberá fiscalizar el ejercicio de los recursos públicos federales en los términos de las disposiciones presupuestarias aplicables.

La Auditoría Superior de la Federación podrá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales a que se refiere la presente fracción, conforme al Programa para la Fiscalización del Gasto Federalizado a que se refiere la fracción III del artículo 10 de este Decreto.

CAPÍTULO II

De los Apoyos para el Fortalecimiento de las Entidades Federativas

ARTÍCULO 10. Las erogaciones previstas para el Ramo General 39 Apoyos para el Fortalecimiento de las Entidades Federativas son transferencias que se otorgan a las entidades federativas conforme a la distribución prevista en el Anexo 8.A. de este Decreto. Estos recursos se destinarán para:

I. Saneamiento financiero, preferentemente a través de la amortización de deuda pública, expresada como reducción del principal. Asimismo, podrán realizarse otras acciones de saneamiento financiero, siempre y cuando se acredite un impacto favorable en la fortaleza de las finanzas públicas locales;

II. Inversión en infraestructura, incluyendo la construcción, reconstrucción, ampliación, mantenimiento y conservación de infraestructura; así como la adquisición de bienes para el equipamiento de las obras generadas o adquiridas; infraestructura hidroagrícola, y hasta un 3 por ciento del costo del programa o proyecto programado en el ejercicio fiscal de 2003, para gastos indirectos por concepto de realización de estudios, elaboración y evaluación de proyectos, supervisión y control de estas obras de infraestructura, y

III. Las erogaciones del Programa para la Fiscalización del Gasto Federalizado se distribuirán de acuerdo a la fórmula establecida para el Programa de Apoyo a Entidades Federativas en el Decreto de Presupuesto de Egresos del 2002.

Los recursos del Ramo General 39 Apoyos para el Fortalecimiento de las Entidades Federativas, tienen por objeto fortalecer los presupuestos de las entidades federativas y de las regiones. Para este fin y con las mismas restricciones, las entidades federativas podrán convenir entre ellas o con el Gobierno Federal, la aplicación de estos recursos, los que no podrán destinarse para erogaciones de gasto corriente o de operación, salvo en los casos previstos expresamente en las fracciones anteriores.

El ejercicio, control y fiscalización de los recursos a que se refiere este artículo se realizarán en los términos del artículo 9 de este Decreto.

CAPÍTULO III

De las Aportaciones Federales

ARTÍCULO 11. El gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 8.B. del mismo.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos a que se refiere este artículo, se presenta en el Tomo II C de este Presupuesto, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal.

Los informes que proporcionen las entidades federativas y los municipios a la Secretaría de Desarrollo Social, deberán apegarse a lo establecido en el artículo 33 de la Ley de Coordinación Fiscal. Dicha información deberá ser publicada en los órganos oficiales locales de difusión y estar disponible al público en general a través de publicaciones específicas y medios electrónicos.

La inobservancia a las disposiciones relativas a las aportaciones federales en los términos de la Ley de Coordinación Fiscal, será motivo de fincamiento de responsabilidades en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos. La Contraloría y la Auditoría Superior de la Federación deberán fiscalizar el cumplimiento de dichas disposiciones.

CAPÍTULO IV

De la Reasignación de Recursos Federales a las Entidades Federativas

ARTÍCULO 12. Las dependencias y entidades, con cargo a sus presupuestos y por medio de convenios, podrán reasignar recursos presupuestarios a las entidades federativas con el propósito de transferir responsabilidades y, en su caso, recursos humanos y materiales, correspondientes a programas federales, con base en el convenio modelo que emitirán la Secretaría y la Contraloría a más tardar el último día hábil de febrero.

Las dependencias o entidades que requieran suscribir convenios de reasignación, deberán apegarse al convenio modelo a que se refiere el párrafo anterior y obtener la autorización presupuestaria de la Secretaría.

El Ejecutivo Federal, por conducto de los titulares de las dependencias que reasignen los recursos presupuestarios, o de las entidades y de la respectiva dependencia coordinadora de sector, celebrará los convenios a que se refiere este artículo con los gobiernos de las entidades federativas; dichos convenios deberán prever criterios que aseguren transparencia en su distribución, aplicación y comprobación.

Los recursos que reasignen las dependencias o entidades no pierden el carácter federal, por lo que éstas comprobarán los gastos en los términos de las disposiciones aplicables; para ello deberán verificar que en los convenios se establezca el compromiso de las entidades federativas de entregar los documentos comprobatorios del gasto.

Las dependencias y entidades deberán publicar los convenios y, en su caso, las modificaciones a éstos, en el **Diario Oficial de la Federación** dentro de los 15 días hábiles posteriores a su formalización.

Los recursos convenidos con las entidades federativas, no serán objeto de ajustes presupuestarios una vez suscrito el convenio respectivo con la entidad federativa correspondiente.

Las disposiciones de este artículo no aplican al Fondo de Desastres Naturales, ni a los programas a que se refiere el artículo 56 de este Decreto.

La Secretaría y la Contraloría, en el ámbito de sus respectivas competencias, vigilarán el cumplimiento de lo dispuesto en este artículo.

El incumplimiento a lo previsto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

TÍTULO TERCERO

DEL EJERCICIO POR RESULTADOS DEL GASTO PÚBLICO Y LA DISCIPLINA PRESUPUESTARIA

CAPÍTULO I

Disposiciones Generales

ARTÍCULO 13. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán sujetarse a los montos autorizados en este Presupuesto para sus respectivos programas, salvo que se autoricen adecuaciones presupuestarias en los términos del artículo 14 de este Decreto y las demás disposiciones aplicables. Asimismo, los recursos económicos que recauden u obtengan por cualquier concepto sólo podrán ejercerlos conforme a sus presupuestos autorizados y, en su caso, a través de ampliaciones a sus respectivos presupuestos conforme a lo establecido en los artículos 21 y 22 de este Decreto.

Todos los recursos económicos que recauden u obtengan por cualquier concepto las dependencias y sus órganos administrativos desconcentrados, deberán ser concentrados en la Tesorería de la Federación, en los términos de las disposiciones aplicables.

ARTÍCULO 14. El Ejecutivo Federal, por conducto de la Secretaría, autorizará las adecuaciones presupuestarias de las dependencias y entidades, en los términos de las disposiciones aplicables. Las adecuaciones presupuestarias comprenden las modificaciones a la estructura programática, a las asignaciones presupuestarias y a los calendarios de presupuesto.

Los calendarios de presupuesto deberán ser consensuados por la Secretaría con las dependencias y entidades, en los términos de las disposiciones aplicables. Las adecuaciones a dichos calendarios sólo podrán realizarse cuando estén plenamente justificadas y deberán ser informadas en los términos de las disposiciones aplicables.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, a través de sus órganos competentes, podrán autorizar adecuaciones a sus respectivos presupuestos siempre que permitan un mejor cumplimiento de los objetivos de los programas a su cargo. Dichas adecuaciones deberán ser informadas al Ejecutivo Federal, por conducto de la Secretaría, para efectos de la integración de los informes trimestrales a que se refiere el artículo 64, fracción I, de este Decreto, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación.

Cuando las adecuaciones a los montos presupuestarios ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total de alguno de los ramos que comprende este Presupuesto o de las entidades, o representen individualmente un monto mayor al 1 por ciento del gasto programable, se deberá informar a la Comisión de Presupuesto y Cuenta Pública de la Cámara, en los términos de la fracción I del artículo 64 de este Decreto, la cual podrá emitir opinión sobre dichos traspasos.

Las adecuaciones presupuestarias a que se refiere este artículo, no deberán alterar negativamente los objetivos y metas establecidas en este Presupuesto.

ARTÍCULO 15. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, con cargo a sus presupuestos y de conformidad con las disposiciones aplicables, deberán cubrir las contribuciones federales, estatales y municipales correspondientes, así como las obligaciones que se deriven de resoluciones emitidas por autoridad competente.

Las adecuaciones presupuestarias que, en su caso, sean necesarias para el pago de las obligaciones a que se refiere el párrafo anterior, no podrán afectar el cumplimiento de los objetivos y las metas de los programas prioritarios aprobados en este Presupuesto. En este caso, sólo podrá cubrirse un pago hasta por un monto que no afecte dichos programas, sin perjuicio de que el resto de la obligación deberá pagarse en los ejercicios fiscales subsecuentes.

ARTÍCULO 16. Las dependencias y entidades solamente podrán celebrar contratos; otorgar concesiones, permisos, licencias y autorizaciones, o realizar cualquier otro acto de naturaleza análoga; que impliquen comprometer recursos de los subsecuentes ejercicios fiscales, algún gasto contingente o adquirir obligaciones futuras, si para ello cuentan con la autorización previa de la Secretaría y, en su caso, del órgano de gobierno, en los términos de las disposiciones aplicables.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, podrán autorizar la celebración de contratos multianuales de obra pública, adquisiciones, arrendamientos y servicios, siempre que esto represente mejores términos y condiciones respecto a la celebración de dichos contratos por un solo ejercicio fiscal, y en el entendido de que el pago de los compromisos de los años subsecuentes quedará sujeto a la disponibilidad presupuestaria que autorice la Cámara. Asimismo, deberán informar a la Auditoría Superior de la Federación sobre los contratos celebrados en los términos de este artículo, así como sobre el ejercicio de los recursos correspondientes.

ARTÍCULO 17. En el ejercicio de sus presupuestos, las dependencias y entidades se sujetarán estrictamente a los calendarios de presupuesto autorizados en los términos de las disposiciones aplicables, los cuales deberán comunicarse a más tardar a los 15 días hábiles posteriores a la aprobación de este Presupuesto.

La Secretaría deberá enviar copia de los calendarios de presupuesto a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, a más tardar a los 10 días naturales posteriores a que sean emitidos.

El Ejecutivo Federal por conducto de la Secretaría informará a la Cámara sobre las adecuaciones a la estacionalidad trimestral del gasto público, en los términos de lo establecido en el presente Decreto.

La Secretaría, tomando en cuenta los flujos reales de divisas y de moneda nacional, así como las variaciones que se produzcan por la diferencia en tipo de cambio en el financiamiento de los programas y que provoquen situaciones contingentes o extraordinarias que incidan en el desarrollo de los mismos, determinará la procedencia de las adecuaciones presupuestarias necesarias a los calendarios de presupuesto en función de los compromisos reales de pago, los requerimientos, las disponibilidades presupuestarias y las alternativas de financiamiento que se presenten, procurando no afectar las metas de los programas prioritarios.

ARTÍCULO 18. Las ministraciones de recursos a las dependencias y, en su caso, a las entidades no coordinadas sectorialmente, serán autorizadas por la Secretaría de acuerdo con los programas y metas correspondientes. Las dependencias coordinadoras de sector autorizarán, a su vez, las ministraciones de recursos que, en los términos del Presupuesto, correspondan a sus entidades coordinadas.

El Ejecutivo Federal, por conducto de la Secretaría, podrá suspender las ministraciones de recursos a las dependencias y entidades y, en su caso, solicitar el reintegro de las mismas, cuando:

I. No envíen la información que les sea requerida en relación con el ejercicio de sus programas y presupuestos;

II. Del análisis que realicen las dependencias coordinadoras de sector sobre el ejercicio de los presupuestos y en el desarrollo de los programas, las entidades no cumplan con las metas de los programas aprobados o bien se detecten desviaciones en su ejecución o en la aplicación de los recursos correspondientes;

III. Las entidades no remitan la cuenta comprobada a más tardar el día 15 del mes siguiente al del ejercicio de dichos recursos, lo que motivará la inmediata suspensión de las subsecuentes ministraciones de recursos que por el mismo concepto se hubieren autorizado, así como el reintegro a la dependencia coordinadora de sector de los que se hayan suministrado;

IV. En el manejo de sus disponibilidades financieras no cumplan con las disposiciones aplicables;

V. No restituyan los recursos que correspondan al Programa de Separación Voluntaria, conforme a lo dispuesto en el artículo 7, fracción III, de este Decreto;

VI. En su caso, no cumplan con las obligaciones pactadas en los convenios o bases de desempeño a que se refieren los artículos 27 y 28 del presente Decreto, y

VII. En general, no ejerzan sus presupuestos de conformidad con lo previsto en este Decreto y en las disposiciones aplicables.

En caso de que las dependencias y entidades no cumplan con las disposiciones de este Decreto, o con los acuerdos tomados en el seno de la Comisión Intersecretarial de Gasto Financiamiento, ésta podrá recomendar que la Secretaría suspenda la ministración de los recursos correspondientes al gasto operativo y de inversión de las mismas.

ARTÍCULO 19. Las obligaciones entre dependencias y entidades, entre estas últimas, y las operaciones entre dependencias, deberán ser liquidadas en los mismos términos que cualquier otro adeudo; en consecuencia se deberá:

I. Presentar a la Secretaría aquellos retrasos que excedan 30 días naturales en sus cuentas deudoras y acreedoras, y

II. Llevar estados de cuenta de todos los servicios que se prestan, incluyendo aquellos que no sean remunerados.

Para identificar los niveles de liquidez, así como para operar la compensación de créditos o adeudos, las dependencias y entidades informarán a la Secretaría de sus depósitos en dinero o valores u otro tipo de operaciones financieras y bancarias, a través del Sistema Integral de Información de los Ingresos y Gasto Público a que se refiere el artículo 66 del presente Decreto.

Las dependencias y entidades, sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos contraídos entre sí, las que se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del corte compensatorio. La aplicación de esta tasa se efectuará sobre los adeudos reportados por el Sistema de Compensación de Adeudos del Sector Público, desde la fecha en que debieron liquidarse.

La Secretaría analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora. Los ingresos que se perciban en estas operaciones no se considerarán para efectos del cálculo de los ingresos excedentes en los términos del artículo 21 de este Decreto.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas correspondan como máximo al 60 por ciento del monto total del adeudo, y las compensaciones se realicen mensualmente durante el presente ejercicio fiscal.

ARTÍCULO 20. Las dependencias y entidades que aporten recursos públicos a fideicomisos, mandatos o contratos análogos, en los términos de las disposiciones aplicables, se sujetarán a lo siguiente:

I. Requerirán la autorización y registro de la Secretaría para la celebración y modificación de los siguientes contratos:

a) Los fideicomisos considerados entidad, a que se refiere la fracción III del artículo 2 del presente Decreto, los cuales requerirán la autorización del Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables;

b) Los fideicomisos que no se consideren entidades, que constituyan las entidades apoyadas presupuestariamente, o la Secretaría en su carácter de fideicomitente único de la Administración Pública Centralizada con cargo al presupuesto de las dependencias;

c) Los mandatos y contratos análogos que celebren las dependencias y las entidades apoyadas presupuestariamente;

II. Las entidades no apoyadas presupuestariamente que constituyan fideicomisos que no se consideren entidades, o celebren mandatos o contratos análogos, únicamente deberán registrar los mismos ante la Secretaría, y

III. Las dependencias o entidades que otorguen subsidios o donativos a los fideicomisos que constituyan las entidades federativas o personas privadas, se sujetarán a la autorización y registro de la Secretaría en materia de fideicomisos, cuando la suma de dichos recursos represente una proporción mayor al 50 por ciento de su patrimonio total. En cualquier caso, dichos subsidios y donativos continuarán siendo fiscalizados en los términos de las disposiciones aplicables.

Las dependencias y entidades con cargo a cuyo presupuesto se realicen las aportaciones, deberán informar trimestralmente a la Secretaría los saldos de los fideicomisos, incluyendo los productos financieros, a más tardar a los 15 días hábiles posteriores al término de cada trimestre.

Los Fondos a que se refiere la Ley de Ciencia y Tecnología, se constituirán y operarán conforme a lo previsto en la misma.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán informar trimestralmente a la Auditoría Superior de la Federación y publicar en el **Diario Oficial de la Federación**, los saldos, incluyendo los productos financieros de los fideicomisos en los que participen, en los términos de las disposiciones aplicables. Dicha información deberá presentarse a más tardar 15 días naturales después de terminado el trimestre de que se trate.

Queda prohibido constituir o participar en fideicomisos, fondos, mandatos, o cualquier contrato análogo, con ahorros y economías del Presupuesto, que tengan por objeto evitar la concentración de recursos al final del ejercicio en los términos del párrafo cuarto del artículo 25 de este Decreto.

Los fideicomitentes promoverán la extinción de los fideicomisos que no se consideran entidades, que hayan alcanzado sus fines, o en los que éstos sean imposibles de alcanzar, así como aquellos que en el ejercicio fiscal anterior no hayan realizado acción alguna tendiente a alcanzar los fines para los que fueron constituidos, salvo que en este último caso se justifique su vigencia. Asimismo, cuando en el contrato de los fideicomisos cuya extinción se promueva, se prevea que los remanentes deban concentrarse en la Tesorería de la Federación, las Sociedades Nacionales de Crédito deberán dar cumplimiento de inmediato a dicho acuerdo contractual, aun cuando la formalización de la extinción no haya concluido.

ARTÍCULO 21. El Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables, podrá autorizar a las dependencias y entidades para que realicen erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos para el presente ejercicio fiscal, conforme a lo siguiente:

I. Las dependencias y las entidades incluidas en el Anexo 1.D. de este Decreto, podrán realizar erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos en el artículo 1 de la Ley de Ingresos de la Federación. Los excedentes de los ingresos a que se refiere dicho artículo, excepto los previstos en la fracción IX del mismo, se aplicarán de la manera siguiente:

a) Los excedentes que resulten de los ingresos propios y las aportaciones de seguridad social, a que se refieren respectivamente las fracciones VII y VIII del artículo 1 de dicha Ley, se podrán destinar al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo que corresponda;

b) Los excedentes que resulten de los ingresos a que se refiere la fracción VII del artículo 1 de dicha Ley, correspondientes a los ingresos propios de las entidades distintas a la señalada en el inciso anterior, se podrán destinar a aquellas entidades que los generen;

c) Los excedentes que resulten de los derechos a que se refiere la fracción III, numerales 1 y 2, del artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades que los generen;

d) Los excedentes que resulten de los productos a que se refiere la fracción V del artículo 1 de dicha Ley, con excepción del numeral 2 incisos C, subinciso b), y E, se podrán destinar a las dependencias y entidades que los generen;

e) Los excedentes que resulten de los productos a que se refiere la fracción V numeral 2 inciso C, subinciso b), del artículo 1 de dicha Ley, por concepto de enajenación de bienes inmuebles, podrán destinarse al Fondo de Desincorporación de Entidades a que se refiere el artículo 7 de este Decreto, a mejorar el balance económico del sector público o, en su caso, hasta en un 80 por ciento para gasto de inversión de las dependencias que tenian asignados dichos bienes. En el caso de las entidades incluidas en el Anexo 1.D. de este Decreto, dichos excedentes podrán destinarse para gasto de inversión;

f) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 2 y 24 inciso D del artículo 1 de dicha Ley, provenientes de la recuperación de seguros de bienes adscritos a las dependencias o propiedad de las entidades incluidas en el Anexo 1.D. de este Decreto, y los donativos en dinero que éstas reciban, deberán destinarse a aquellas dependencias y entidades que les corresponda recibirlos;

g) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 4; 15 inciso C; 19 incisos B y E; y 24 inciso D, excepto los provenientes de concesiones por bienes del dominio público; del artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades que los generen;

h) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 19, inciso D, del artículo 1 de dicha Ley por concepto de desincorporación de entidades, se podrán destinar al Fondo de Desincorporación de Entidades a que se refiere el artículo 7 de este Decreto o a mejorar el balance económico del sector público;

i) Los excedentes que generen las Secretarías de la Defensa Nacional y de Marina, así como la Presidencia de la República por lo que se refiere al Estado Mayor Presidencial, por concepto de los derechos, productos y aprovechamientos a que se refieren respectivamente las fracciones III, V y VI del artículo 1 de dicha Ley, serán destinados a dichas dependencias;

j) La suma que resulte de los excedentes de las fracciones I; II; III numerales 3 a 6; IV; V numeral 2 inciso E; del artículo 1 de la Ley de Ingresos de la Federación, así como los aprovechamientos a que se refiere la fracción VI de dicho artículo, distintos de los previstos en los incisos f), g), y h) de la fracción I del presente artículo, se aplicarán una vez descontado en su caso el incremento en el gasto no programable respecto del presupuestado, en un 25 por ciento al Fondo de Estabilización de los Ingresos Petroleros; en un 25 por ciento para mejorar el balance económico del sector público; y en un 50 por ciento para gasto de inversión en infraestructura en las entidades federativas conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública correspondiente al ejercicio fiscal 2001.

La Secretaría podrá autorizar las ampliaciones a los presupuestos de las dependencias y entidades a que se refiere la presente fracción, observando lo dispuesto en los incisos anteriores; la clasificación de los ingresos excedentes a que se refiere el artículo 21 de la Ley de Ingresos de la Federación; así como el procedimiento previsto en las disposiciones aplicables.

En el caso de los derechos, productos y aprovechamientos que tengan un destino específico por disposición expresa de leyes de carácter fiscal, o conforme a éstas se cuente con autorización de la Secretaría para utilizarse en un fin específico, ésta deberá autorizar las ampliaciones a los presupuestos de las dependencias o entidades que los generen, hasta por el monto de los ingresos excedentes obtenidos que determinen dichas leyes o, en su caso, la Secretaría.

La aplicación de los excedentes de ingresos a que se refiere la presente fracción, con excepción del inciso j), se podrá realizar durante el ejercicio fiscal; en el caso del inciso j), la aplicación de los excedentes de ingresos se realizará una vez que éstos sean determinados en los términos de dicho inciso. Las ampliaciones al gasto programable que conforme a este artículo se autoricen, no se considerarán como regularizables y sólo se podrán autorizar por la Secretaría cuando no se deteriore la relación ingreso y gasto aprobada en este Presupuesto;

II. En el caso de las entidades apoyadas presupuestariamente, distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, los ingresos que obtengan en exceso a los previstos en sus respectivos presupuestos aprobados, podrán destinarse a sus programas prioritarios, en los términos de las disposiciones aplicables, y

III. La Secretaría autorizará, en los términos de las disposiciones aplicables, las ampliaciones a los presupuestos de las entidades no apoyadas presupuestariamente, distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, que obtengan ingresos en exceso a los previstos en sus respectivos presupuestos aprobados.

Las ampliaciones líquidas a este Presupuesto se autorizarán en los términos de este artículo, salvo en el caso de Petróleos Mexicanos que se sujetará a lo establecido en el artículo 4, fracción IV, de este Decreto. Las operaciones compensadas a que se refiere el párrafo segundo del artículo 19 de este Decreto no se sujetarán a lo previsto en el presente artículo.

ARTÍCULO 22. Los órganos encargados de la administración de los Poderes Legislativo y Judicial, así como de los entes públicos federales, podrán autorizar ampliaciones a sus respectivos presupuestos con

cargo a los ingresos excedentes a que se refiere el artículo 21, fracción IV, de la Ley de Ingresos de la Federación, siempre y cuando:

I. Registren ante la Secretaría dichos ingresos en los conceptos correspondientes del artículo 1 de la Ley de Ingresos de la Federación, y

II. Informen a la Secretaría sobre la obtención y la aplicación de dichos ingresos, para efectos de la integración de los informes trimestrales a que se refiere el artículo 64, fracción I, de este Decreto, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación.

ARTÍCULO 23. En caso de que durante el ejercicio disminuyan los ingresos a que se refiere el artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal, por conducto de la Secretaría, podrá aplicar las siguientes normas de disciplina presupuestaria:

I. La disminución de los ingresos por exportación de petróleo a que se refieren los numerales 3 a 6, de la fracción III, del artículo 1 de la Ley de Ingresos de la Federación, se deberá compensar con los recursos del Fondo de Estabilización de los Ingresos Petroleros en los términos de sus reglas de operación. Cuando se llegue al límite de recursos establecido en dichas reglas, se procederá a realizar los ajustes a que se refiere la fracción II de este artículo, y

II. La disminución de los ingresos previstos en el artículo 1 de la Ley de Ingresos de la Federación, distintos a los ingresos por exportación de petróleo a que se refiere la fracción anterior, se compensará con la reducción de los montos aprobados en los presupuestos de las dependencias, entidades, fondos y programas, conforme a lo siguiente:

a) Los programas a que se refiere el Anexo 13 de este Decreto, así como el gasto de inversión correspondiente al Capítulo de gasto 6000 Obras Públicas, del Clasificador por Objeto del Gasto para la Administración Pública Federal, no podrán reducirse;

b) Los ajustes deberán realizarse en forma selectiva, reduciéndose en el siguiente orden:

i) El gasto en servicios personales, prioritariamente los estímulos y el reconocimiento colectivo a que se refieren, respectivamente los artículos 41 y 42 de este Decreto;

ii) Los ahorros y economías presupuestarios que se determinen con base en los calendarios de presupuesto autorizados de las dependencias y entidades;

iii) Los gastos de difusión;

iv) El gasto no vinculado directamente a la atención de la población;

En caso de que dichas reducciones no sean suficientes para compensar la disminución de ingresos a que se refiere este artículo, podrán realizarse ajustes en otros conceptos de gasto.

En el caso de que la contingencia represente una reducción equivalente de hasta el 5 por ciento de los ingresos a que se refiere la fracción I del artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, un informe que contenga el monto de gasto programable a reducir y la composición de dicha reducción por dependencia y entidad.

En el caso de que la contingencia sea de tal magnitud que represente una reducción equivalente a un monto superior al 5 por ciento de los ingresos a que se refiere la fracción I del artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, el monto de gasto programable a reducir, y una propuesta de composición de dicha reducción por dependencia y entidad.

La Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en un plazo de 15 días hábiles a partir de la recepción de la propuesta, analizará la composición de ésta, con el fin de, en su caso, proponer modificaciones a la composición de la misma, en el marco de las disposiciones aplicables. El Ejecutivo Federal, tomando en consideración la opinión de la Cámara, resolverá lo conducente, informando de ello a la misma. En caso de que la Cámara no emita opinión dentro de dicho plazo, procederá el proyecto enviado por el Ejecutivo Federal.

Lo dispuesto en este artículo no será aplicable a la disminución de ingresos que corresponda a recursos propios del presupuesto de Petróleos Mexicanos, entidad que se sujetará a lo establecido en la fracción I del artículo 4 de este Decreto.

ARTÍCULO 24. La desincorporación de entidades se sujetará a los siguientes criterios:

I. Las propuestas que en los términos del Reglamento de la Ley Federal de las Entidades Paraestatales se formulen para disolver, liquidar, extinguir, fusionar y enajenar entidades, o transferir las mismas a las entidades federativas, deberán ser dictaminadas por la Comisión Intersecretarial de Desincorporación con base en el informe que someterá ante dicha Comisión la dependencia coordinadora de sector, el cual deberá contener su opinión y considerar el efecto social y productivo de estas medidas así como los puntos de vista de los sectores interesados;

II. La dependencia coordinadora de sector deberá enviar a la Cámara, por conducto de la Secretaría de Gobernación, el informe a que se refiere la fracción anterior, a más tardar a los 30 días naturales posteriores a la emisión del dictamen favorable de la Comisión, para su análisis, y en su caso opinión, y

III. La dependencia coordinadora de sector solicitará la opinión de la Comisión Intersecretarial señalada en este artículo, sobre la inclusión del proceso de desincorporación correspondiente en el Fondo de Desincorporación de Entidades. En caso de que dicha Comisión opine que el proceso de desincorporación deba ser incluido en el referido Fondo, la dependencia coordinadora de sector deberá solicitar al Comité Técnico del Fondo la inclusión del proceso de desincorporación respectivo, en los términos de las disposiciones aplicables.

ARTÍCULO 25. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán publicar en el **Diario Oficial de la Federación**, a más tardar el 15 de febrero, un reporte detallado de los recursos que se encuentran devengados y aquéllos no devengados al 31 de diciembre.

El Ejecutivo Federal informará a la Cámara de los montos presupuestarios no devengados a que se refiere este artículo, y su aplicación, al presentar la Cuenta Pública correspondiente al año 2003.

Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y las entidades apoyadas presupuestariamente, que por cualquier motivo al término del ejercicio fiscal conserven recursos previstos en este Presupuesto y, en su caso, los rendimientos obtenidos, deberán reintegrar el importe disponible a la Tesorería de la Federación dentro de los 15 días naturales siguientes al cierre del ejercicio.

El incumplimiento de la concentración oportuna a que se refiere el párrafo anterior, dará lugar a que la Tesorería de la Federación determine el perjuicio que se ocasione al Erario Federal, salvo que bajo las disposiciones que, en su caso, emita la Tesorería de la Federación, existan casos extraordinarios que imposibiliten el entero oportuno, situación que invariablemente deberá justificarse plenamente ante dicha Tesorería, contando siempre con la validación respectiva del órgano interno de control.

Queda prohibido realizar erogaciones al final del ejercicio con cargo a ahorros y economías del Presupuesto que tengan por objeto evitar la concentración de recursos a que se refiere este artículo.

No podrá efectuarse pago alguno con cargo al Presupuesto de Egresos por concepto de terminación de encargo, finiquito, liquidación o cualquier otro similar, salvo los casos previstos en la ley, en este Decreto y los derivados de sentencias dictadas por tribunales competentes.

CAPÍTULO II

De la Administración por Resultados de los Recursos Públicos

ARTÍCULO 26. Los responsables de la administración en los Poderes Legislativo y Judicial, los titulares de los entes públicos federales y de las dependencias, así como los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, serán responsables de la administración por resultados; para ello deberán cumplir con oportunidad y eficiencia las metas y objetivos previstos en sus respectivos programas, conforme a lo dispuesto en el presente Decreto, así como en las demás disposiciones aplicables.

ARTÍCULO 27. La Secretaría y la Contraloría, con la participación que corresponda a la respectiva dependencia coordinadora de sector, y con la opinión favorable de la Comisión Intersecretarial de Gasto Financiamiento, podrán suscribir convenios o bases de desempeño con las entidades, las dependencias y sus órganos administrativos desconcentrados, respectivamente, con el objeto de establecer compromisos de

resultados y medidas presupuestarias que promuevan un ejercicio más eficiente y eficaz del gasto público, así como una efectiva rendición de cuentas. Asimismo, se podrán incluir en dichos convenios acciones de fortalecimiento o saneamiento financiero.

Los convenios o bases se suscribirán conforme a los modelos emitidos por la Secretaría y la Contraloría.

Los convenios o bases a que se refiere este artículo deberán incluir lo siguiente:

I. Plan estratégico de mediano plazo;

II. Mecanismos de información para el seguimiento de los compromisos;

III. Mecanismo de evaluación, incentivos y sanciones, y

IV. En el caso de las entidades que requieran fortalecer o sanear sus finanzas, deberán acompañar sus proyectos de convenios, además de los requisitos previstos en las fracciones anteriores, con los siguientes:

a) Diagnóstico de la problemática financiera o de otra índole;

b) Programa de fortalecimiento o, en su caso, de saneamiento financiero para resolver la problemática a que se refiere el inciso anterior.

Los convenios a que se refiere esta fracción, que establezcan acciones de fortalecimiento o saneamiento financiero, podrán celebrarse sin incluir las excepciones de autorización a que se refiere el artículo 28 de este Decreto.

La Secretaría determinará las entidades, las dependencias y los órganos administrativos desconcentrados, con los que procede la celebración de convenios o bases de desempeño, respectivamente.

La Secretaría y la Contraloría, y en su caso la correspondiente dependencia coordinadora de sector, evaluarán trimestralmente el cumplimiento de los compromisos establecidos en los convenios y bases de desempeño, en los términos que se prevea en dichos instrumentos.

Los convenios o bases de desempeño tendrán vigencia hasta el 31 de diciembre de 2003, con la posibilidad de prorrogarlos para el ejercicio fiscal siguiente hasta que se formalice el nuevo convenio, siempre que del resultado de la evaluación del tercer trimestre se determine que la entidad, dependencia o el órgano administrativo desconcentrado, ha dado cumplimiento a los compromisos pactados en dichos instrumentos. En su caso, los convenios y bases deberán modificarse conforme a las disposiciones del Decreto de Presupuesto de Egresos de la Federación del próximo año y demás disposiciones aplicables que se establezcan en los ejercicios fiscales posteriores; las cláusulas que contravengan dichas disposiciones no serán aplicables.

Las entidades reconocidas como centros públicos de investigación celebrarán los convenios de desempeño en los términos de la Ley de Ciencia y Tecnología y, en lo que no se contraponga a ésta, conforme a lo dispuesto en este Decreto y en las demás disposiciones aplicables.

ARTÍCULO 28. Las entidades que suscriban convenios de desempeño se sujetarán a los controles presupuestarios establecidos en dichos convenios, conforme a las disposiciones aplicables, a sus presupuestos autorizados, y de acuerdo a las excepciones de autorización que determine la Secretaría para:

I. Determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto, cuando ello represente la posibilidad de obtener ahorros en función de la productividad, sin afectar el cumplimiento de las metas contenidas en los programas;

II. Efectuar erogaciones identificadas en este Presupuesto como gasto sujeto a criterios de racionalidad, sin aplicar lo dispuesto en el artículo 29 de este Decreto;

III. Realizar el ejercicio de sus presupuestos de acuerdo con los calendarios de presupuesto autorizados por sus órganos de gobierno conforme a las disposiciones aplicables;

IV. Traspasar a programas prioritarios los ahorros y las economías que se hayan generado en los términos de las disposiciones aplicables;

V. En su caso, autorizar la contratación, previa aprobación del órgano de gobierno, de créditos en moneda nacional dentro de los límites establecidos para los casos de flujo de efectivo, informando a la Secretaría oportunamente;

VI. El otorgamiento de becas y capacitación, estímulos, así como la ampliación de periodos vacacionales, por el desempeño de los servidores públicos, observando lo dispuesto en el artículo 43 de este Decreto, y

VII. Acordar otros actos que sean procedentes para hacer más ágil y eficiente el ejercicio del gasto, tal como la aplicación de ingresos excedentes.

Las dependencias y los órganos administrativos desconcentrados que suscriban bases de desempeño, se sujetarán a los controles presupuestarios establecidos en las mismas conforme a las disposiciones aplicables, a sus presupuestos autorizados, y a las excepciones de autorización que determine la Secretaría, conforme a este artículo, salvo lo previsto en las fracciones III y V. En el caso de la fracción IV, sólo aplicará para efectos de los ahorros presupuestarios.

CAPÍTULO III

De las Disposiciones de Racionalidad y Austeridad Presupuestaria

ARTÍCULO 29. Las dependencias y entidades deberán establecer, durante el primer trimestre del ejercicio, programas de ahorro para racionalizar el gasto destinado a las actividades administrativas y de apoyo, sin afectar el cumplimiento de las metas de los programas aprobados en este Presupuesto, con el objeto de promover un uso eficiente y eficaz de los recursos públicos.

Las dependencias y entidades deberán informar trimestralmente a la Secretaría y a la Contraloría, los ahorros generados como resultado de sus programas. Dichos ahorros podrán destinarse al otorgamiento del estímulo y del Reconocimiento Único a la Calidad, conforme a lo dispuesto, respectivamente, en los artículos 41 y 42 de este Decreto.

Los programas de ahorro a que se refiere este artículo no serán aplicables a las entidades, dependencias y sus órganos administrativos desconcentrados, que suscriban convenios o bases de desempeño, respectivamente, en los términos de los artículos 27 y 28 de este Decreto.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán sujetarse a los programas de ahorro que emitan sus órganos competentes.

Los programas de ahorro a que se refiere este artículo deberán considerar, entre otras, las siguientes medidas:

I. En su caso, acciones para la compactación de estructuras y reducción al mínimo indispensable de los gastos de administración en:

a) Oficialías mayores o unidades administrativas que realicen la función equivalente, y coordinaciones administrativas;

b) Oficinas que lleven a cabo funciones de comunicación social y oficinas de enlace;

c) Representaciones, delegaciones u oficinas en el extranjero;

d) Delegaciones, oficinas y representaciones estatales. Las dependencias, sus órganos administrativos desconcentrados y entidades coordinadas, deberán procurar unificar todas sus oficinas en una sola delegación estatal o regional por sector;

e) Asesorías y estructuras de apoyo de las unidades administrativas.

Las dependencias y entidades deberán informar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, así como a la Secretaría y a la Contraloría, a más tardar el último día hábil de octubre las acciones realizadas para compactar las oficinas a que se refieren los incisos c) y d) de esta fracción, detallando los ahorros que se generen como consecuencia de dichas acciones;

II. Las contrataciones de asesorías, estudios e investigaciones deberán sujetarse a lo dispuesto en la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y las demás disposiciones aplicables;

III. Las dependencias y entidades, requerirán de la autorización indelegable de sus respectivos titulares, para realizar erogaciones por concepto de gastos de orden social, congresos, convenciones, exposiciones, seminarios, espectáculos culturales, simposios o cualquier otro tipo de foro o evento análogo.

Las dependencias y entidades deberán integrar expedientes que incluyan, entre otros, los documentos con los que se acredite la contratación u organización requerida, la justificación del gasto, los beneficiarios, los objetivos y programas a los que se dará cumplimiento;

IV. Las dependencias y entidades sólo podrán aportar cuotas a organismos internacionales, cuando las mismas se encuentren previstas en sus presupuestos autorizados.

Las dependencias y entidades informarán a la Secretaría de Relaciones Exteriores y a la Contraloría, a más tardar el último día hábil de enero, sobre la totalidad de cuotas a favor de organismos internacionales y demás personas morales de nacionalidad extranjera.

La Secretaría de Relaciones Exteriores y la Contraloría revisarán dichos pagos en relación con los fines de los organismos y sus atribuciones y, en su caso, recomendarán su disminución o cancelación;

V. Las dependencias y entidades no podrán efectuar adquisiciones o nuevos arrendamientos de bienes inmuebles para oficinas públicas, salvo en los casos estrictamente indispensables para el cumplimiento de sus objetivos en los términos de la Ley General de Bienes Nacionales y siempre que se sujeten a lo establecido en este artículo. En consecuencia, se deberá optimizar la utilización de los espacios físicos disponibles en la Administración Pública Federal. En caso de que se encuentren bienes inmuebles subutilizados u ociosos, deberán ponerse a disposición de la Contraloría o determinar su destino final, según corresponda.

Las dependencias y entidades deberán procurar la sustitución de arrendamientos por la utilización de bienes inmuebles ociosos o subutilizados, a efecto de promover la eficiencia en la utilización de dichos bienes, respetando los términos de los respectivos contratos de arrendamiento y evitando costos adicionales. Lo anterior, en los términos de las disposiciones emitidas por la Contraloría.

Asimismo, las dependencias y entidades podrán optar por el arrendamiento financiero de inmuebles exclusivamente cuando las erogaciones correspondientes representen como mínimo un ahorro del 20 por ciento, en comparación con los recursos para pagar el arrendamiento puro y los gastos asociados al mismo.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán optimizar la utilización de los espacios físicos y establecer los convenios necesarios con la Contraloría, por conducto de la Comisión de Avalúos y Bienes Nacionales, a fin de utilizar los bienes nacionales disponibles en los términos de las disposiciones aplicables, y

VI. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán informar al término de cada trimestre del ejercicio conforme a lo dispuesto en el artículo 64, fracción I, de este Decreto, sobre las contrataciones que realicen en los términos de las leyes de Adquisiciones, Arrendamientos y Servicios del Sector Público, de Obras Públicas y Servicios Relacionados con las Mismas, o de los ordenamientos legales que rigen a los Poderes Legislativo y Judicial y a los entes públicos federales, así como aquellas que se deriven de convenios de colaboración interinstitucional, salvo que se trate de erogaciones relacionadas a la seguridad pública o nacional, especificando lo siguiente:

a) Las obras públicas, los bienes adquiridos o arrendados, o los servicios contratados. En el caso de las asesorías, estudios e investigaciones, deberá mencionarse el tema del estudio o la investigación;

b) El costo;

c) El nombre del proveedor o de la persona física o moral con quien se haya celebrado el contrato;

d) El plazo del contrato.

Los órganos internos de control de los Poderes Legislativo y Judicial y de los entes públicos federales, así como la Contraloría, en el ámbito de sus respectivas competencias, tomarán en cuenta la información a que se refiere esta fracción, para el seguimiento y evaluación de dichas contrataciones, en los términos de las disposiciones aplicables.

ARTÍCULO 30. Las dependencias y entidades únicamente podrán destinar recursos presupuestarios para actividades relacionadas con la comunicación social a través de la radio y la televisión, una vez que hayan agotado los tiempos de transmisión asignados, tanto en los medios de difusión del sector público, como en aquellos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal. Serán exceptuadas de esta disposición las dependencias y entidades que por la naturaleza de sus programas requieran de tiempos y audiencias específicos. En ningún caso podrán utilizarse recursos presupuestarios con fines de promoción de la imagen institucional de las dependencias o entidades.

Las erogaciones a que se refiere este artículo deberán ser autorizadas por la Secretaría de Gobernación, en el ámbito de su competencia, en los términos de las disposiciones generales que para tal efecto publique en el **Diario Oficial de la Federación**. Los gastos que en los mismos rubros efectúen las entidades, se autorizarán además por el órgano de gobierno respectivo. Durante el ejercicio fiscal no se otorgarán a las dependencias y entidades ampliaciones a las erogaciones autorizadas por la Secretaría de Gobernación, salvo en el caso previsto en el siguiente párrafo.

No podrán realizarse traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los presupuestos de las dependencias y entidades, ni podrán incrementarse dichos conceptos de gasto, salvo en el caso de mensajes para atender situaciones de carácter contingente que se determinen conforme a lo previsto en las disposiciones a que se refiere el párrafo anterior.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, deberá informar a la Cámara en los términos del artículo 64, fracción I de este Decreto, sobre las erogaciones destinadas a los rubros de publicidad, propaganda, publicaciones oficiales y en general las relacionadas con actividades de comunicación social, incluyendo el uso de tiempos oficiales, las cuales deberán limitarse exclusivamente al desarrollo de las actividades de difusión, información o promoción de los programas de las dependencias o entidades.

La Secretaría de Gobernación tendrá la obligación de publicar las cuotas y pagos a que se refiere el párrafo anterior, en los términos a que se refiere el artículo 63 de este Decreto.

Para la difusión de sus actividades tanto en medios públicos como privados las dependencias y entidades sólo podrán contratar publicidad a tarifas comerciales debidamente acreditadas y bajo órdenes de compra en donde se especifique el concepto, destinatarios del mensaje y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión.

En ningún caso y bajo ninguna circunstancia podrán utilizarse recursos presupuestarios con fines de promoción de imagen de funcionarios o titulares de las dependencias o entidades. Asimismo no se podrán destinar recursos de comunicación social a programas que no estén considerados expresamente en este Decreto.

Las campañas de publicidad que en los distintos programas se realicen, deberán contener única y exclusivamente el objeto mismo del programa.

Las publicaciones a las que se refiere este artículo, deberán ser impresas en papel reciclable, por lo que queda prohibido a las dependencias y entidades realizar publicaciones costosas y de lujo y sólo deberán realizarse para las actividades señaladas en el párrafo anterior, dentro de los programas de ahorro.

La Secretaría y, en su caso, las dependencias y entidades, no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás relativos con las actividades de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad.

Las dependencias y entidades proporcionarán a la Secretaría de Gobernación la información sobre las erogaciones a que se refiere este artículo, la cual deberá llevar el seguimiento del tiempo de transmisión, distribución, el valor monetario y el uso que se le vaya dando al tiempo que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal.

Las dependencias y entidades informarán sobre las erogaciones a que se refiere este precepto, en términos de lo dispuesto por el artículo 64, fracción I de este Decreto. La información deberá presentarse desglosada y por ramo de gasto.

ARTÍCULO 31. Las dependencias y entidades sólo podrán otorgar donativos con los recursos que tengan autorizados para tal efecto en sus respectivos presupuestos, y no podrán otorgarlos a favor de beneficiarios cuyos principales ingresos provengan del Presupuesto, salvo los casos que permitan expresamente las leyes. Asimismo, los donatarios deberán demostrar estar al corriente en sus respectivas obligaciones fiscales. Las dependencias así como las entidades apoyadas presupuestariamente, no podrán incrementar la asignación original aprobada en sus respectivos presupuestos.

Las dependencias y entidades deberán informar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en los términos del artículo 64, fracción I, de este Decreto lo siguiente: nombre y razón social, situación fiscal y montos recibidos por los donatarios.

Los donativos deberán ser autorizados por el titular de la dependencia o por el órgano de gobierno, tratándose de las entidades, en forma indelegable, y serán considerados como otorgados por el Gobierno Federal.

Las dependencias y entidades que reciban donativos deberán destinarlos a los fines específicos para los que les fueron otorgados. Los donativos deberán registrarse en el Presupuesto, previamente a su ejecución, de acuerdo con las disposiciones aplicables. Tratándose de las entidades, además se sujetarán a lo determinado por su órgano de gobierno.

ARTÍCULO 32. El Ejecutivo Federal, por conducto de la Secretaría, podrá determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto de las dependencias y entidades, cuando ello represente la posibilidad de obtener ahorros en función de la productividad y eficiencia de las mismas, cuando dejen de cumplir sus propósitos, o en el caso de situaciones supervenientes. En todo momento, se

procurará respetar el presupuesto destinado a los programas prioritarios y, en especial, los destinados al gasto social, y se informará en los términos del artículo 64 fracción I de este Decreto, cuando las variaciones superen el 10 por ciento de los respectivos presupuestos, anexando la estructura programática modificada.

CAPÍTULO IV

De los Servicios Personales

ARTÍCULO 33. El gasto en servicios personales contenido en el presupuesto de las dependencias y entidades, comprende la totalidad de los recursos para cubrir:

I. Las percepciones ordinarias y extraordinarias que se cubren a favor de los servidores públicos a su servicio, incluyendo funcionarios públicos; personal militar; personal docente; personal de las ramas médica, paramédica y grupos afines; personal de enlace; así como personal operativo de base y confianza;

II. Las aportaciones de seguridad social; las primas de los seguros que se otorgan a los servidores públicos; las medidas de fin de año; los recursos para cubrir las prestaciones genéricas, y demás asignaciones autorizadas por la Secretaría, y

III. Las obligaciones fiscales que generen los pagos a que se refieren las fracciones anteriores, conforme a las disposiciones aplicables.

Las dependencias y entidades al realizar los pagos citados anteriormente, deberán apegarse estrictamente a las disposiciones, lineamientos y criterios de la política de servicios personales que establece el Ejecutivo Federal por conducto de la Secretaría, y no podrán contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales, sin la autorización de la Secretaría y, en su caso, del órgano de gobierno.

Las dependencias y entidades, deberán apegarse a lo dispuesto en el presente Capítulo y a las demás disposiciones aplicables, para el ejercicio de las previsiones a que se refiere el artículo 34 de este Decreto, así como de las erogaciones que por concepto de servicios personales realicen con cargo a los Capítulos de gasto 4000 Subsidios y Transferencias y 6000 Obras Públicas del Clasificador por Objeto del Gasto para la Administración Pública Federal.

Será responsabilidad de la Secretaría de Educación Pública el ejercicio de los recursos de los capítulos de servicios personales, correspondientes a los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, la cual deberá sujetarse a las disposiciones de este Decreto y a las que emitan la Secretaría y la Contraloría en el ámbito de sus respectivas competencias.

Las dependencias y entidades al realizar los pagos por concepto de remuneraciones, prestaciones laborales, aportaciones a seguridad social y demás erogaciones relacionadas con servicios personales, deberán:

a) Apegarse estrictamente a los criterios de la política de servicios personales que establece el Ejecutivo Federal por conducto de la Secretaría;

b) Cubrir los pagos en los términos autorizados por la Secretaría y, por acuerdo del órgano de gobierno, en el caso de las entidades;

c) Abstenerse de contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales, sin la autorización de la Secretaría y, en su caso, del órgano de gobierno;

d) Sujetarse a los tabuladores de sueldos que emita la Secretaría, así como a los incrementos a las percepciones y demás asignaciones autorizadas por la misma para las dependencias y, en el caso de las entidades, a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar las disposiciones y autorizaciones que emita la Secretaría.

En materia de incrementos en las percepciones, las dependencias y entidades deberán sujetarse estrictamente a las previsiones presupuestarias aprobadas específicamente para este propósito por la Cámara, en los términos de este Decreto;

e) Abstenerse de contratar trabajadores eventuales, salvo que tales contrataciones se encuentren previstas en el presupuesto destinado a servicios personales de la dependencia o entidad, y se cuente con la autorización de la Secretaría;

f) Sujetarse a las disposiciones aplicables para la autorización de los gastos de representación y de las erogaciones necesarias para el desempeño de comisiones oficiales;

g) Llevar a cabo el traspaso de recursos entre partidas del Capítulo de servicios personales sujetándose a las disposiciones aplicables.

ARTÍCULO 34. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, incluyendo aquéllas de carácter laboral, contingente y de fin de año que se adopten, y que al efecto autorice la Secretaría durante el presente ejercicio, comprendiendo los siguientes conceptos de gasto:

I. Los incrementos a las percepciones, conforme:

a) A los analíticos de puestos-plazas autorizados al 1 de enero, en el caso de las dependencias;

b) A la plantilla de personal autorizada al 1 de enero en el caso de las entidades;

c) Al Registro Común de Escuelas y de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

d) A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud;

e) A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal;

II. La creación de plazas, en su caso, y

III. Otras medidas de carácter económico, laboral y contingente.

Las previsiones salariales y económicas a que se refiere este artículo se distribuyen en el Anexo 9 de este Decreto.

Las dependencias y entidades sólo podrán incrementar las percepciones de los servidores públicos a su cargo; realizar movimientos en sus estructuras orgánicas, ocupacionales y salariales; así como participar en el Programa de Separación Voluntaria; una vez que cuenten con sus respectivos analíticos de puestos-plazas o plantillas de personal, autorizados y registrados para el presente ejercicio fiscal, en los términos de las disposiciones emitidas por la Secretaría.

Las previsiones para el incremento a las percepciones, a que se refiere el Anexo 9 de este Decreto, incluyen la totalidad de los recursos para funcionarios públicos, personal de enlace y categorías, así como del personal operativo de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 9 de este Decreto, incluyen los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

ARTÍCULO 35. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos del presupuesto regularizable de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Las Secretarías de la Defensa Nacional y de Marina, podrán realizar traspasos de otros capítulos de gasto al capítulo de servicios personales y viceversa;

II. Las dependencias distintas a las señaladas en la fracción anterior, así como las entidades apoyadas presupuestariamente, sólo podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en los siguientes casos:

a) Cuando se trate de medidas temporales, no recurrentes, que no afecten el presupuesto regularizable de servicios personales, destinadas para cubrir el cumplimiento de laudos y demás medidas contingentes y laborales; así como para la supervisión de los programas sujetos a reglas de operación señalados en el artículo 54 de este Decreto;

b) Cuando se destinen al presupuesto regularizable de servicios personales, para sufragar las medidas relativas a la integración de percepciones, observando los límites de percepción ordinaria neta mensual a que se refiere el artículo 38 de este Decreto;

c) Cuando los recursos se destinen exclusivamente a cubrir el crédito al salario en favor de los servidores públicos, en los términos de la Ley del Impuesto Sobre la Renta y las disposiciones que emita la Secretaría;

III. Las dependencias distintas a las señaladas en la fracción I, así como las entidades apoyadas presupuestariamente, podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto;

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión;

IV. No podrán realizar traspasos del presupuesto regularizable de servicios personales a otros ramos, salvo cuando se trate de traspasos al Ramo General 23 Provisiones Salariales y Económicas, y

V. Los recursos contenidos en el presupuesto de servicios personales no se podrán ampliar, salvo con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto.

ARTÍCULO 36. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos de las medidas salariales y económicas a que se refiere el artículo 34 de este Decreto, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Con excepción de las Secretarías de la Defensa Nacional y de Marina, los montos determinados para cada una de las medidas salariales y económicas no podrán destinarse para sufragar los fines previstos en las otras, salvo cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del artículo 34 de este Decreto;

II. Con excepción de las Secretarías de la Defensa Nacional y de Marina, no podrán traspasar recursos de otros capítulos de gasto para sufragar las medidas salariales y económicas a que se refieren las fracciones I, II y III del artículo 34 de este Decreto, y

III. Las previsiones salariales y económicas a que se refiere el artículo 34 de este Decreto no podrán ser traspasadas a otros ramos, con excepción de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas, conforme a lo dispuesto en el artículo 7, fracción IV, de este Decreto;

b) Traspasos de los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, para cubrir las medidas salariales y económicas de los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos.

ARTÍCULO 37. Las entidades no apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos en materia de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y de sus órganos de gobierno:

I. No podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, salvo en los siguientes casos:

a) Cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del artículo 34 de este Decreto;

b) En el caso de la Comisión Federal de Electricidad, y Caminos y Puentes Federales de Ingresos y Servicios Conexos, cuando realicen traspasos para sufragar la creación de plazas, siempre que para ello dispongan de recursos propios para cubrir dicha medida; las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

c) Petróleos Mexicanos se sujetará a lo establecido en el artículo 4, fracción V, inciso f), de este Decreto;

d) Cuando se destinen al presupuesto regularizable de servicios personales, para sufragar las medidas relativas a la integración de percepciones, observando los límites de percepción ordinaria neta mensual establecidos en el artículo 38 de este Decreto;

e) Cuando los recursos se destinen exclusivamente a cubrir el crédito al salario en favor de los servidores públicos, en los términos de la Ley del Impuesto Sobre la Renta y las disposiciones que emita la Secretaría;

II. Podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto;

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión, y

III. Los presupuestos regularizables de servicios personales, se podrán ampliar con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas, de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto.

ARTÍCULO 38. La Secretaría con sujeción a este Presupuesto, emitirá el Manual de Percepciones de la Administración Pública Federal, el cual incluirá el tabulador de percepciones ordinarias, así como las reglas para su aplicación. Dicho Manual deberá publicarse en el **Diario Oficial de la Federación** a más tardar el último día hábil de mayo.

Los límites de percepción ordinaria neta mensual autorizados para los funcionarios públicos y personal de enlace de las dependencias y entidades, se detallan en el Anexo 10 de este Decreto.

Los montos presentados en el Anexo 10 de este Decreto, no consideran los incrementos salariales que, en su caso, se otorguen a los funcionarios públicos y personal de enlace durante el presente ejercicio fiscal. En el caso de las entidades, las prestaciones económicas que perciben sus funcionarios públicos, se incluyen dentro de la percepción ordinaria neta mensual.

Las dependencias y entidades podrán modificar las percepciones de los puestos, como resultado de la renivelación o revaluación de los mismos, en los términos de las disposiciones que al efecto emita la Secretaría. Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables como excepción a lo previsto en el párrafo sexto de este artículo, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría.

En el caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado para el rango en el cual se están ubicando.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B de este Decreto, incluye los recursos para cubrir las percepciones de quienes han desempeñado el cargo de Titular

del Ejecutivo Federal, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo.

El Ejecutivo Federal, por conducto de la Secretaría, informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los funcionarios públicos; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

ARTÍCULO 39. Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los funcionarios públicos y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios para que los funcionarios públicos y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones adicionales que, en su caso, se acuerden en el presente ejercicio para el personal de base, con excepción de las de seguridad social y protección al salario.

Asimismo, deberán verificar que las modificaciones relativas a prestaciones que se realicen en el presente ejercicio fiscal, respeten los derechos adquiridos que, por disposición expresa, gocen los funcionarios públicos y personal de enlace.

Para el caso de los funcionarios públicos y personal de enlace de nuevo ingreso, sólo les serán aplicables las prestaciones que se encuentren registradas y autorizadas ante la Secretaría.

ARTÍCULO 40. El Ejecutivo Federal, por conducto de la Secretaría, podrá emitir disposiciones para el Programa de Separación Voluntaria de personal operativo, de base y confianza y, en su caso, de funcionarios públicos y personal de enlace de las dependencias y entidades que voluntariamente se incorporen a dicho programa, con el objeto de avanzar en la eficiencia y racionalidad del gasto público, así como para la promoción del desarrollo productivo individual de los servidores públicos.

Los movimientos que realicen las dependencias y entidades a sus estructuras orgánicas, ocupacionales y salariales, así como a las plantillas de personal, deberán realizarse mediante movimientos compensados, los que en ningún caso incrementarán el presupuesto regularizable para servicios personales del ejercicio fiscal inmediato siguiente, salvo en el caso de creación de plazas.

Para tal efecto, las dependencias y entidades deberán sujetarse a las disposiciones emitidas por la Secretaría y la Contraloría, en el ámbito de sus respectivas competencias.

Las dependencias y entidades, dentro de los procesos de descentralización y reasignación de recursos que impliquen la transferencia de recursos humanos a las entidades federativas, no podrán crear nuevas plazas o categorías, por lo que los traspasos se realizarán con las plazas ya existentes y los recursos asignados a sus unidades responsables y programas. Una vez que se transfieran las plazas, éstas se regirán en los términos en que se acordó su reasignación, sin que les sea aplicable lo dispuesto en este Capítulo para las plazas federales.

Tratándose de promociones de categoría, las dependencias y entidades deberán sujetarse a las disposiciones emitidas por la Secretaría.

ARTÍCULO 41. El Ejecutivo Federal, por conducto de la Secretaría, emitirá las disposiciones, requisitos y condiciones a que se sujetará el otorgamiento de un estímulo anual por cumplimiento de metas institucionales, a los funcionarios públicos y personal de enlace de las dependencias y entidades, en aquellos casos que, conforme a la Ley de Premios, Estímulos y Recompensas Civiles, estén excluidos del sistema general de estímulos y recompensas.

En tanto la Secretaría no emita dichas disposiciones, ninguna dependencia o entidad podrá otorgar estímulo alguno. Tratándose de las entidades, además se sujetarán a los acuerdos de sus respectivos órganos de gobierno.

Dicho estímulo sólo podrá ser otorgado a los funcionarios públicos y personal de enlace que cuenten con nombramiento y ocupen una plaza presupuestaria, salvo lo previsto en el artículo 44 de este Decreto. El estímulo consistirá en el pago a que se haga acreedor el funcionario público o servidor público de enlace que cumpla con lo dispuesto en las disposiciones que emita la Secretaría.

En términos de lo dispuesto por la Ley de Premios, Estímulos y Recompensas Civiles, la Secretaría emitirá las disposiciones que regulen el sistema de evaluación de desempeño del personal operativo, así como los estímulos que, en su caso, apliquen.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del funcionario público, podrá otorgarse un pago por riesgo de hasta 30 por ciento sobre la percepción ordinaria bruta mensual, en los términos de las disposiciones que para tal efecto emita la Secretaría observando lo dispuesto en el artículo 43 de este Decreto.

ARTÍCULO 42. Con el fin de promover el buen desempeño colectivo y estimular el establecimiento de sistemas de calidad en la Administración Pública Federal, la Secretaría podrá autorizar el otorgamiento de un reconocimiento equivalente al 5 por ciento de las percepciones mensuales, por concepto de Reconocimiento Único a la Calidad a los servidores públicos de las unidades administrativas de las dependencias y entidades. Será obligación de las dependencias y entidades indicar las unidades responsables que serán acreedoras de tal reconocimiento en términos de este artículo.

El otorgamiento de dicho reconocimiento sólo procederá cuando se acredite, a través de la certificación de calidad en ISO-9000 o certificaciones equivalentes, que de manera fehaciente y objetiva garanticen la satisfacción de los usuarios de los productos y servicios públicos, el uso eficiente de sus recursos presupuestarios, y mejoras continuas en sus procesos administrativos, de producción de bienes o prestación de servicios públicos. Para tal efecto, la Secretaría emitirá las disposiciones a las que se sujetará el pago de dicho reconocimiento de carácter colectivo.

En caso de que las unidades administrativas de las dependencias y entidades pierdan la certificación a que se refiere el párrafo anterior, se suspenderá el otorgamiento del reconocimiento único a la calidad.

Los convenios y bases de desempeño a que se refieren los artículos 27 y 28 de este Decreto, podrán establecer incentivos similares a los previstos en este artículo, conforme a las disposiciones que emita la Secretaría.

ARTÍCULO 43. Los estímulos y el reconocimiento a que se refieren, respectivamente, los artículos 41 y 42 de este Decreto, no forman parte de la percepción ordinaria, por lo que no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta.

Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación.

Los estímulos y el reconocimiento a que se refieren respectivamente los artículos 41 y 42 de este Decreto, así como las certificaciones a que se refiere el último artículo citado, podrán cubrirse con los ahorros que generen las dependencias y entidades en sus respectivos presupuestos.

El personal investigador; médico y de enfermería; docentes de educación básica, media superior y superior, y demás servidores públicos que por disposición expresa gocen de un esquema de estímulos específico, no gozarán de los estímulos a que se refiere el artículo 41 de este Decreto, y se sujetarán a las disposiciones que al efecto emita la Secretaría y, en su caso, a su autorización.

ARTÍCULO 44. Las dependencias y entidades podrán celebrar contratos de prestación de servicios profesionales por honorarios con personas físicas con cargo al capítulo de servicios personales, únicamente cuando se reúnan los siguientes requisitos:

I. Los recursos destinados a celebrar tales contratos deberán estar expresamente previstos para tal efecto en sus respectivos presupuestos autorizados de servicios personales. No podrá incrementarse la asignación original, salvo en el caso de contrataciones para la supervisión de los programas sujetos a reglas de operación, conforme a lo previsto en el artículo 35, fracción II, inciso a) de este Decreto;

II. La vigencia de los contratos no podrá exceder del 31 de diciembre del 2003;

III. La persona que se pretenda contratar no deberá realizar actividades o funciones equivalentes a las que desempeñe el personal de plaza presupuestaria;

IV. Los contratos deberán registrarse ante la Secretaría dentro de los 30 días naturales siguientes a su celebración, y

V. El monto mensual bruto que se pacte por concepto de honorarios, no podrá rebasar los límites autorizados por la Secretaría, quedando bajo la estricta responsabilidad de las dependencias y entidades que la retribución que se fije en el contrato guarde estricta congruencia con las actividades encomendadas al prestador del servicio.

Tratándose de las entidades, además se apegarán a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar y cumplir las disposiciones aplicables.

En todos los casos, los contratos por honorarios deberán reducirse al mínimo indispensable.

En el caso de proyectos financiados con crédito externo, los contratos de prestación de servicios profesionales por honorarios que se celebren, se ajustarán a lo establecido en el presente artículo, salvo que las condiciones de contratación del crédito establezcan disposiciones diferentes.

Los contratos por honorarios que no cumplan con lo dispuesto en las fracciones II y III de este artículo, deberán ser autorizados por la Secretaria, previo dictamen técnico y funcional, de la misma manera que se requiere para la creación de plazas de estructura.

Los estímulos y el reconocimiento colectivo a que se refieren, respectivamente, los artículos 41 y 42 de este Decreto, sólo podrán cubrirse a las personas físicas contratadas por honorarios que realicen funciones equivalentes a las que desempeña el personal de plaza presupuestaria, previa justificación técnica y funcional y cuya contratación haya sido expresamente autorizada por la Secretaría. El pago de dichos estímulos y el reconocimiento se sujetará a las reglas establecidas en los citados preceptos y a las disposiciones aplicables.

La Secretaría y la Contraloría, en el ámbito de sus respectivas competencias, supervisarán que las dependencias y entidades cumplan con lo dispuesto en este artículo.

ARTÍCULO 45. Los Poderes Legislativo y Judicial, así como los entes públicos federales, podrán otorgar estímulos, incentivos o reconocimientos, o ejercer gastos equivalentes a los mismos, de acuerdo con las disposiciones que para estos efectos emitan las autoridades competentes, en los mismos términos de los artículos 41 y 42 de este Decreto.

Asimismo, deberán publicar en el **Diario Oficial de la Federación** a más tardar el 28 de febrero, el Manual de Percepciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el **Diario Oficial de la Federación** en la fecha antes señalada, los analíticos de puestos-plazas que contengan la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes.

En tanto no se publiquen en el **Diario Oficial de la Federación** las disposiciones a que se refieren los párrafos primero y segundo de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y entes públicos federales, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán incluir en sus respectivos proyectos de presupuesto para el siguiente ejercicio fiscal, la información a que se refiere el párrafo tercero de este artículo.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, serán responsables de proporcionar a la Auditoría Superior de la Federación la información a que se refiere este artículo.

CAPÍTULO V

De las Adquisiciones y Obras Públicas

ARTÍCULO 46. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, que podrán realizar las dependencias y entidades, serán los señalados en el Anexo 11 de este Decreto.

En el caso de las dependencias y los órganos administrativos desconcentrados listados en los capítulos de compras del sector público de los tratados de libre comercio, las contrataciones previstas por dichos tratados relativas a adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, deberán licitarse cuando el monto de ellas supere cualquiera de los umbrales establecidos en los mismos, salvo que tales contrataciones sean incluidas como reserva a dichos tratados o se cumpla con algún supuesto de excepción a la licitación pública en los términos de los referidos capítulos.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar las adquisiciones y obra pública que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO VI

De la Inversión Pública

ARTÍCULO 47. Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, deberán observar las disposiciones aplicables en materia de inversión pública que emita la Secretaría.

Las dependencias y entidades podrán ejercer los montos para programas y proyectos de inversión autorizados en este Presupuesto, cuando en los términos de las disposiciones emitidas por la Secretaría, se haya cumplido con la obligación de presentar el análisis costo y beneficio para los programas y proyectos de inversión en el que se muestre que los mismos son susceptibles de generar beneficios netos para la sociedad.

Para que las dependencias y entidades puedan ejercer recursos en programas y proyectos financiados total o parcialmente con crédito externo, será necesario que la totalidad de los recursos correspondientes se encuentren previstos en sus respectivos presupuestos aprobados y se cuente con la autorización de la Secretaría, en los términos de las disposiciones aplicables.

En los créditos externos que contraten las entidades conforme a lo establecido en el párrafo anterior, éstas deberán obligarse a cubrir con recursos propios el servicio de la deuda que los créditos generen.

Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, serán responsables de:

I. Identificar el gasto de capital y el gasto asociado a éste, en programas y proyectos de inversión que contribuyan al cumplimiento de los objetivos, metas e indicadores de desempeño de los mismos de acuerdo al presupuesto autorizado;

II. Que los programas y proyectos de inversión que realicen generen beneficios netos y cuenten con la autorización de inversión correspondiente, en los términos de los tomos IV y VI de este Presupuesto y de las disposiciones aplicables;

III. Otorgar prioridad a la realización de los programas y proyectos de inversión que generen mayores beneficios netos;

IV. Observar las disposiciones emitidas por la Secretaría respecto del análisis costo y beneficio, ejecución y seguimiento de los programas y proyectos a que se refiere este artículo;

V. Aprovechar al máximo la mano de obra e insumos locales y la capacidad instalada, por lo que, en igualdad de condiciones en cuanto a precio, calidad, financiamiento, oportunidad y demás circunstancias pertinentes, se deberá dar prioridad a los contratistas y proveedores locales, en la adjudicación de contratos de obra pública y de adquisiciones, arrendamientos y prestación de servicios de cualquier naturaleza, tomando en cuenta lo previsto en los tratados internacionales en la materia;

VI. Estimular la coinversión con los sectores social y privado y con los distintos órdenes de gobierno, en proyectos de infraestructura;

VII. Incluir en sus presupuestos los proyectos de inversión financiados con créditos externos y sujetarse en su ejecución a los términos de las autorizaciones que otorgue la Secretaría;

VIII. Realizar las inversiones financieras cuando sean estrictamente necesarias, con la autorización de la Secretaría, y orientarlas a los programas sectoriales de mediano plazo, y

IX. Reportar a la Secretaría sobre el desarrollo de los programas y proyectos de inversión, incluyendo la comparación de los beneficios considerados en el análisis costo y beneficio con base en el cual se les asignaron los recursos, con aquéllos efectivamente generados; los avances físicos y financieros, y sobre la evolución de los compromisos en el caso de los proyectos a que se refiere el artículo 49 de este Decreto.

La Secretaría deberá difundir conforme a lo establecido en el artículo 63 de este Decreto, los análisis costo y beneficio de los programas y proyectos de inversión autorizados en este Presupuesto, salvo aquella información que la propia dependencia o entidad interesada haya señalado por escrito como de carácter reservado.

Las dependencias y entidades serán responsables de que todo programa o proyecto de inversión sea evaluado exhaustivamente en términos económicos y sociales antes de incluirse en el Presupuesto, en los términos de las disposiciones aplicables.

ARTÍCULO 48. Los programas y proyectos de inversión que se señalan en este artículo deberán contar, antes de la publicación de la convocatoria para la licitación respectiva, con el dictamen favorable de un experto sobre el análisis de factibilidad técnica, económica y ambiental y, en su caso, sobre el proyecto ejecutivo de obra pública.

Las dependencias y entidades deberán obtener el dictamen a que se hace referencia en el párrafo anterior para:

I. Todos los nuevos proyectos de infraestructura productiva de largo plazo;

II. Todos los nuevos programas y proyectos de inversión presupuestaria en infraestructura de hidrocarburos, eléctrica, de transporte, incluyendo carreteras, e hidráulica, cuyo costo total sea mayor a 30 millones de pesos, y

III. Las adiciones que representen un costo mayor a 25 por ciento, en términos reales, del monto total de programas y proyectos de inversión autorizados en ejercicios fiscales anteriores, tanto de inversión presupuestaria cuyo costo total y tipo de infraestructura correspondan a lo señalado en la fracción anterior, como de proyectos de infraestructura productiva de largo plazo.

Los honorarios del dictaminador deberán cubrirse por las propias dependencias y entidades con cargo a sus respectivos presupuestos.

Para efectos de información y seguimiento, las dependencias y entidades deberán remitir trimestralmente a la Comisión Intersecretarial de Gasto Financiamiento, la relación de los programas y proyectos de inversión a que se refiere este artículo que hayan sido dictaminados, incluyendo el sentido del dictamen y el responsable de su elaboración, así como la relación de los que se encuentren en proceso de dictamen.

El dictamen a que hace referencia este artículo deberá obtenerse en los términos que establezcan las disposiciones legales aplicables y aquellas que emita la Secretaría.

ARTÍCULO 49. Sólo podrán ser autorizados como proyectos de infraestructura productiva de largo plazo en los términos establecidos en los artículos 18, párrafo tercero, de la Ley General de Deuda Pública; 30 párrafo segundo, de la Ley de Presupuesto, Contabilidad y Gasto Público Federal; 17 fracción VIII, 21, 38-A, 38-B y 108-A de su Reglamento, y en las disposiciones emitidas por la Secretaría, los compromisos que asuman las entidades incluidas en el Anexo 1.D. de este Decreto, para adquirir en propiedad bienes de infraestructura productivos construidos por el sector privado y financiados por el mismo o por terceros.

La adquisición de los bienes productivos a que se refiere el párrafo anterior, únicamente podrá darse por las siguientes causas:

I. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión directa, por ser el objeto principal de un contrato, o

II. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión condicionada, por tener la obligación de adquirirlos, habiéndose derivado esta obligación del incumplimiento por parte de la entidad o por causas de fuerza mayor, ambas previstas expresamente en un contrato cuyo objeto principal no sea dicha adquisición, sino el suministro de algún bien o servicio a la entidad.

Las entidades no podrán celebrar contratos en la modalidad de proyectos de infraestructura productiva de largo plazo, si no se pacta de forma específica la inversión correspondiente y, en su caso, los términos y condiciones de los cargos financieros que se causen.

Las entidades no podrán realizar pago alguno, hasta en tanto reciban a su satisfacción el bien materia del contrato, y éste se encuentre en condiciones de generar los ingresos que permitan cumplir con las obligaciones pactadas.

Los pagos que las entidades deban efectuar por causas de incumplimiento contractual, diferentes a las establecidas en la fracción II de este artículo, no podrán tener el tratamiento de proyecto de infraestructura productiva de largo plazo, y deberán ser cubiertos con cargo a sus respectivos presupuestos.

Los ingresos que genere cada proyecto de infraestructura productiva de largo plazo, durante la vigencia de su financiamiento, sólo podrán destinarse al pago de las obligaciones fiscales atribuibles al propio proyecto, las de inversión física y costo financiero del mismo, así como de todos sus gastos de operación y mantenimiento, de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los remanentes serán destinados a programas y proyectos de inversión de las propias entidades, distintos a aquéllos de infraestructura productiva de largo plazo, así como a su gasto asociado. En el Tomo IV de este Presupuesto se especifican a nivel de flujo los ingresos y las erogaciones para cubrir las obligaciones de cada proyecto.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán llevar una contabilidad separada, con el objeto de identificar los montos equivalentes a los ingresos netos disponibles antes de cubrir las obligaciones fiscales y una vez cubiertas las erogaciones necesarias para obtenerlos. Los ingresos netos deberán ser medidos en términos de los flujos de efectivo que genere cada proyecto durante el periodo de vida útil del mismo.

Para efectos del informe trimestral que debe presentarse a la Cámara en términos del artículo 64, fracción I de este Decreto, las dependencias y entidades deberán enviar a la Secretaría el informe sobre el avance físico y financiero, así como la evolución de compromisos y los flujos de ingresos y gastos de cada proyecto de infraestructura productiva de largo plazo que tengan autorizado en este Presupuesto.

Los titulares de las entidades y de las correspondientes dependencias coordinadoras de sector deberán participar semestralmente y de forma indelegable en una sesión de la Comisión Intersecretarial de Gasto Financiamiento, a nivel de titulares, a efecto de presentar un reporte sobre la ejecución de los proyectos de infraestructura productiva de largo plazo que tengan autorizados en este Presupuesto.

Para el inicio y ejecución de los proyectos de infraestructura productiva de largo plazo por licitar, se procurará que los compromisos futuros que éstos originen, acumulados a aquéllos de los proyectos que ya se hubieran licitado o que ya estuvieran operando, sean acordes con las posibilidades agregadas de gasto y de financiamiento del sector público federal.

El Ejecutivo Federal, por conducto de la Secretaría, informará en la Cuenta Pública, de manera clara y precisa la contabilidad de estos proyectos.

ARTÍCULO 50. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, por la cantidad señalada en el Anexo 12.A. del Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 12.B. del Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo IV de este Presupuesto.

Petróleos Mexicanos y la Comisión Federal de Electricidad deberán presentar a más tardar el último día hábil del mes de febrero, con la validación de su dependencia coordinadora de sector, la situación financiera de aquellos proyectos que ya estén terminados y los que estén en proceso, con proyecciones actualizadas que reaseguren el pago de sus obligaciones.

Los compromisos correspondientes a proyectos autorizados en ejercicios fiscales anteriores y a nuevos proyectos de infraestructura productiva de largo plazo de inversión directa, se detallan en el Anexo 12.C. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Los proyectos de infraestructura productiva de largo plazo de inversión condicionada, tendrán el tratamiento de proyecto de infraestructura productiva de largo plazo de inversión directa, sólo en el caso de que surja la obligación de adquirir los bienes en los términos del contrato respectivo. En caso de que surja la obligación de adquirir dichos bienes en el presente ejercicio fiscal, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 12.D. de este Decreto.

Las previsiones necesarias para cubrir las correspondientes obligaciones de inversión física y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 12.E. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo IV de este Presupuesto y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo IV de este Presupuesto.

CAPÍTULO VII

De los Subsidios y Transferencias

ARTÍCULO 51. El Ejecutivo Federal, por conducto de la Secretaría, autorizará la ministración de los subsidios y transferencias que con cargo a los presupuestos de las dependencias y entidades se prevén en este Decreto.

Los titulares de las dependencias y entidades con cargo a cuyos presupuestos se autorice la ministración de subsidios y transferencias, serán responsables, en el ámbito de sus competencias, de que éstos se otorguen y ejerzan conforme a lo establecido en este Decreto y en las demás disposiciones aplicables.

Las dependencias y entidades deberán prever en las reglas de operación a que se refiere el artículo 54 de este Decreto o en los instrumentos jurídicos a través de los cuales se canalicen subsidios, la obligación de reintegrar a la Tesorería de la Federación los recursos que no se destinen a los fines autorizados y aquéllos que al cierre del ejercicio no se hayan devengado. Lo anterior, sin perjuicio de las adecuaciones presupuestarias que se realicen durante el ejercicio para un mejor cumplimiento de los objetivos de los programas, en los términos del artículo 14 de este Decreto.

El Ejecutivo Federal, por conducto de la Secretaría, previa opinión de la dependencia coordinadora de sector, podrá reducir, suspender o terminar los subsidios y las transferencias, cuando las dependencias o entidades no cumplan, en lo conducente, con lo previsto en los artículos 18 y 53 de este Decreto.

Asimismo, las dependencias o la Secretaría, podrán suspender las ministraciones de recursos a los órganos administrativos desconcentrados o a las entidades, cuando éstos no remitan, en un plazo de 20 días hábiles, la información solicitada en los términos requeridos, en materia de subsidios, transferencias y programas a que se refiere el artículo 54 de este Decreto. Las dependencias que suspendan la ministración de recursos deberán informar al respecto a la Secretaría, a más tardar el día hábil siguiente en que tomen dicha medida.

ARTÍCULO 52. Los subsidios deberán sujetarse a los criterios de objetividad, equidad, transparencia, publicidad, selectividad y temporalidad, con base en lo siguiente:

I. Identificar con precisión a la población objetivo, tanto por grupo específico como por región del país, entidad federativa y municipio;

II. En su caso prever montos máximos por beneficiario y por porcentaje del costo total del proyecto.

En los programas de beneficio directo a individuos o grupos sociales, los montos y porcentajes se establecerán con base en criterios redistributivos que deberán privilegiar a la población de menos ingresos y procurar la equidad entre regiones y entidades federativas, sin demérito de la eficiencia en el logro de los objetivos.

Lo dispuesto en esta fracción sólo será aplicable para los subsidios o programas correspondientes al gasto programable, fideicomisos, y los que provengan de recursos propios de entidades;

III. Procurar que el mecanismo de distribución, operación y administración otorgue acceso equitativo a todos los grupos sociales y géneros;

IV. Garantizar que los recursos se canalicen exclusivamente a la población objetivo y asegurar que el mecanismo de distribución, operación y administración facilite la obtención de información y la evaluación de los beneficios económicos y sociales de su asignación y aplicación; así como evitar que se destinen recursos a una administración costosa y excesiva;

V. Incorporar mecanismos periódicos de seguimiento, supervisión y evaluación que permitan ajustar las modalidades de su operación o decidir sobre su terminación;

VI. En su caso, buscar fuentes alternativas de ingresos para lograr una mayor autosuficiencia y una disminución o terminación de los apoyos con cargo a recursos presupuestarios;

VII. Asegurar la coordinación de acciones entre dependencias y entidades, para evitar duplicación en el ejercicio de los recursos y reducir gastos administrativos;

VIII. Prever la temporalidad en su otorgamiento;

IX. Procurar que sea el medio más eficaz y eficiente para alcanzar los objetivos y metas que se pretenden, y

X. Informar en los términos del artículo 66 de este Decreto, incluyendo el importe de los recursos. Asimismo, las dependencias y entidades que otorguen subsidios deberán remitir a la Secretaría un análisis sobre las acciones que se llevarán a cabo para eliminar la necesidad de su posterior otorgamiento.

Las transferencias destinadas a cubrir el déficit de operación y los gastos de administración asociados con el otorgamiento de subsidios de las entidades y órganos administrativos desconcentrados, serán otorgadas de forma excepcional y temporal, siempre que se justifique ante la Secretaría su beneficio económico y social. Estas transferencias se sujetarán a lo establecido en las fracciones V, VI y VIII a X de este artículo.

ARTÍCULO 53. Las dependencias y entidades deberán informar a la Secretaría previamente a la realización de cualquier modificación en el alcance o modalidades de sus programas, políticas de precios, adquisiciones, arrendamientos, garantías de compra o de venta, cambios en la población objetivo, o cualquier otra acción que implique variaciones en los subsidios y las transferencias presupuestados, o en los resultados de su balance primario. Cuando dichas modificaciones impliquen una adecuación presupuestaria o una modificación en los alcances de los programas, se requerirá autorización de la Secretaría, sujetándose en su caso a lo establecido en el artículo 21 de este Decreto en materia de ampliaciones líquidas.

Para evitar la duplicación en el ejercicio de los recursos a que se refiere la fracción VII del artículo 52 de este Decreto, la Secretaría con base en un análisis programático efectuará las adecuaciones presupuestarias que correspondan.

CAPÍTULO VIII

De las Reglas de Operación para Programas

ARTÍCULO 54. Con el objeto de asegurar una aplicación eficiente, eficaz, equitativa y transparente de los recursos públicos, los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 13 de este Decreto. El Ejecutivo Federal, por conducto de la Secretaría, podrá seleccionar durante el ejercicio fiscal otros programas que por razones de su impacto social, deban sujetarse a reglas de operación.

Los programas sujetos a reglas de operación deberán observar lo siguiente:

I. Las dependencias o, tratándose de entidades, las coordinadoras sectoriales respectivas, serán responsables de emitir las reglas de operación o, en su caso, las modificaciones a aquellas que continúen vigentes, previa autorización de la Secretaría y dictamen de la Comisión Federal de Mejora Regulatoria.

Las dependencias al elaborar las reglas o modificaciones deberán observar los criterios generales emitidos por la Secretaría y la Contraloría, así como aquellos que emita la Comisión Federal de Mejora Regulatoria. A dichos criterios se adicionará la obligación de presentar indicadores de resultados desagregados por género, y la de garantizar un acceso equitativo y no discriminatorio de las mujeres a los beneficios de los programas.

En el caso de los programas que inician su operación en el presente ejercicio fiscal, será responsabilidad de los titulares de las dependencias o entidades, presentar sus proyectos de reglas de operación a más tardar el último día hábil de enero;

II. La Secretaría y la Comisión Federal de Mejora Regulatoria deberán emitir, respectivamente, la autorización y el dictamen a que se refiere la fracción anterior, a más tardar a los 15 días hábiles posteriores a que sean presentados los proyectos de reglas de operación o de modificaciones a las mismas.

Para emitir su autorización, la Secretaría deberá vigilar exclusivamente que el programa no se contraponga, afecte, o presente duplicidades con otros programas y acciones del Gobierno Federal en cuanto a su diseño, beneficios, apoyos otorgados y población objetivo, así como que se cumplan las disposiciones aplicables;

III. Las dependencias publicarán en el **Diario Oficial de la Federación** las reglas de operación o, en su caso, las modificaciones a las mismas, a más tardar a los 10 días hábiles posteriores a que obtengan la autorización y el dictamen a que se refiere la fracción I de este artículo. En su caso, deberán inscribir o modificar la información que corresponda en el Registro Federal de Trámites y Servicios, de conformidad con el Título Tercero A de la Ley Federal de Procedimiento Administrativo. Asimismo, deberán poner dichas reglas a disposición de la población en sus oficinas estatales y en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los recursos correspondientes a los programas que inician su operación en el presente ejercicio fiscal, no podrán ejercerse hasta que sean publicadas sus respectivas reglas de operación.

Los recursos correspondientes a programas incluidos en el Anexo 13 de este Decreto que continúan su operación en el presente ejercicio, podrán ejercerse conforme a sus reglas vigentes hasta la emisión, en su caso, de nuevas reglas o modificaciones en los términos de este artículo;

IV. Las dependencias y las entidades a través de su coordinadora sectorial, deberán cumplir con los siguientes requisitos de información:

a) Enviar a la Cámara por conducto de las comisiones correspondientes, y a la Secretaría y a la Contraloría, informes trimestrales sobre el presupuesto ejercido, a nivel de capítulo y concepto de gasto, así como el cumplimiento de las metas y objetivos, con base en los indicadores de resultados previstos en las reglas de operación. Dichos informes se deberán presentar a más tardar a los 15 días hábiles posteriores a la terminación de cada trimestre;

b) Presentar la evaluación de resultados de cada programa a la Comisión de Presupuesto y Cuenta Pública de la Cámara, a la Secretaría y a la Contraloría, a más tardar el 15 de octubre, a efecto de que los resultados sean considerados en el proceso de análisis y aprobación del Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal. Dicha evaluación deberá incorporar un apartado específico sobre el impacto y resultados de los programas sobre el bienestar, la equidad, la igualdad y la no discriminación de las mujeres.

El costo de la evaluación deberá cubrirse con cargo a sus respectivos presupuestos y realizarse por instituciones académicas y de investigación u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas, en los términos de las disposiciones emitidas por la Secretaría y la Contraloría, en el ámbito de sus competencias.

Las dependencias y entidades, en los términos del artículo 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales.

El costo de la evaluación de resultados del Fondo de Desastres Naturales será cubierto con cargo a los recursos del mismo. La Secretaría de Gobernación, en su carácter de coordinadora de los programas de protección civil, será la dependencia responsable de realizar la contratación respectiva y la entrega de resultados.

En el caso de los programas que inician su operación en el presente ejercicio fiscal, no será necesario presentar la evaluación a que se refiere este inciso; en su caso, podrá presentarse una evaluación parcial en la medida que sea factible reportar resultados.

Las dependencias y entidades deberán informar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, sobre las instituciones que llevarán a cabo las evaluaciones, a más tardar el 30 de abril, y

V. Con el objeto de coadyuvar a una visión integral de los programas a que se refiere el Anexo 13 de este Decreto, las dependencias y entidades y, en su caso las personas morales sin fines de lucro consideradas organizaciones de la sociedad civil, que participen en dichos programas, promoverán la celebración de convenios o acuerdos interinstitucionales entre aquellas que participen en los mismos, con el fin de fortalecer la coordinación, evitar duplicidad en la consecución de los objetivos de los programas y dar cumplimiento a los criterios establecidos en el artículo 52 de este Decreto. Las dependencias y entidades participantes, una vez suscritos los convenios o acuerdos interinstitucionales, deberán publicarlos en el **Diario Oficial de la Federación** dentro de un plazo de 15 días naturales posteriores a la celebración de los mismos; además de enviarlos a las comisiones correspondientes de la Cámara.

Las dependencias y entidades que celebren convenios con personas morales sin fines de lucro, consideradas organizaciones de la sociedad civil, y tengan a su cargo programas a que se refiere el Anexo 13 de este Decreto, deberán enviar a la Cámara, por conducto de las comisiones correspondientes, a la Secretaría y a la Contraloría, informes trimestrales sobre el presupuesto ejercido, a nivel de capítulo y concepto de gasto, así como sobre el cumplimiento de los objetivos y metas de los convenios formalizados con estas organizaciones. Dichos informes deberán presentarse a más tardar a los 15 días hábiles posteriores a la terminación de cada trimestre. Para estos fines, los modelos de convenio, previo a su formalización, deberán ser publicados en el **Diario Oficial de la Federación**, señalando de manera precisa la forma en que se dará seguimiento al ejercicio de los recursos. La Secretaría de Medio Ambiente y Recursos Naturales no podrá seguir ejerciendo recursos en los programas establecidos en el Anexo 13 de este Decreto, en los que haya establecido convenios con las organizaciones de la sociedad civil en tanto no cumpla con los informes establecidos en este párrafo, así como un informe a la Cámara de manera trimestral en donde señale el nombre, objetivo y misión de las organizaciones de la sociedad civil con las que firme convenios, así como el monto de las transferencias que se realicen a dichas organizaciones. La Secretaría será corresponsable en caso de continuar otorgando recursos a esta dependencia sin haberse cumplido los requisitos antes señalados.

ARTÍCULO 55. Las dependencias y entidades que tengan a su cargo los programas señalados en el Anexo 13 de este Decreto, deberán cumplir con las obligaciones establecidas en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Asimismo, deberán observar las siguientes disposiciones para fomentar la transparencia de dichos programas:

I. La papelería, documentación oficial, así como la publicidad y promoción que adquieran las dependencias y entidades para los programas a que se refiere el Anexo 13 de este Decreto, deberán incluir la siguiente leyenda: "Este programa es de carácter público, no es patrocinado ni promovido por partido político alguno y sus recursos provienen de los impuestos que pagan todos los contribuyentes. Está prohibido el uso de este programa con fines políticos, electorales, de lucro y otros distintos a los establecidos. Quien haga uso indebido de los recursos de este programa deberá ser denunciado y sancionado de acuerdo con la ley aplicable y ante la autoridad competente". En el caso del Programa de Desarrollo Humano Oportunidades, deberá incluirse la leyenda establecida en el artículo 58 de este Decreto;

II. Los programas que contengan padrones de beneficiarios, deberán publicar los mismos conforme a lo previsto en la Ley de Información Estadística y Geográfica, así como la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población; y en el caso de personas morales con la Clave de Registro Federal de Contribuyentes;

III. Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo (CONAFE); del Instituto Nacional para la Educación de los Adultos (INEA); de IMSS-Oportunidades; de Atención a Personas con Discapacidad a cargo del DIF; de Atención a Población en Desamparo a cargo del DIF; de Apoyo a la Capacitación (PAC); de Apoyo al Empleo (PAE); de Desarrollo Forestal (PRODEFOR); de Ahorro, Subsidio y Crédito para la Vivienda Progresiva "Tu Casa"; de Tortilla a cargo de Liconsa, S.A. de C.V.; de Empleo Temporal; y de Desarrollo Humano Oportunidades; deberán publicar en el **Diario Oficial de la Federación** durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

IV. La Secretaría de Desarrollo Social en el caso de los programas de Abasto Social de Leche y de Tortilla, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el **Diario Oficial de la Federación** durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio, y

V. En el Programa Cruzada Nacional por la Calidad de los Servicios de Salud y el Programa Escuelas de Calidad, las Secretarías de Salud y de Educación Pública, darán prioridad a las localidades en donde ya opera el Programa de Desarrollo Humano Oportunidades.

ARTÍCULO 56. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán exclusivamente a la población en pobreza de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, a través de acciones que promuevan el desarrollo integral de las personas, comunidades y familias, la generación de ingresos y de empleos, y el desarrollo local y regional. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 considera la siguiente estructura:

I. Programa para el Desarrollo Local (Microrregiones), con las siguientes modalidades: Microrregiones, Zonas de Alta Marginación e Identidad Jurídica. Programa para el Desarrollo de los Pueblos y Comunidades Indígenas, con las modalidades: Infraestructura Social, Proyectos Productivos, Capacitación y Fondos Regionales; el desglose de este último programa se detalla en el Anexo 13.B. de este Decreto. Programa Opciones Productivas, con las modalidades: Apoyo a la Palabra, Crédito Social, Crédito Productivo para Mujeres, Integración Productiva, Agencias de Desarrollo Local, Acompañamiento y Formación Empresarial, y Ahorrando Contigo. Programa Hábitat, con las modalidades de Mejoramiento de Barrios, Superación de la Pobreza Urbana, Mujeres Jefas de Familia, Reserva de Suelo, Ordenamiento del Territorio, y Agencias de Desarrollo Hábitat. Asimismo, los siguientes programas: Incentivos Estatales, Empleo Temporal, Atención a Jornaleros Agrícolas, Jóvenes por México, e Iniciativa Ciudadana 3 x 1, y

II. Programa de Ahorro, Subsidio y Crédito para la Vivienda Progresiva "Tu Casa", a cargo del Fideicomiso Fondo Nacional de Habitaciones Populares, FONHAPO, con las modalidades: Mejoramiento de la Vivienda, Créditos para la Vivienda Popular, y Subsidios para Vivienda. Asimismo, los programas de Abasto Social de Leche a cargo de Liconsa S.A. de C.V.; de Tortilla a cargo de Liconsa S.A. de C.V.; de Abasto Rural a cargo de Diconsa S.A. de C.V.; de Desarrollo Humano Oportunidades; de Coinversión Social; así como los

programas del Instituto Nacional Indigenista, del Fondo Nacional para el Fomento de las Artesanías, FONART, y del Instituto Nacional de las Personas Adultas Mayores, INAPAM.

El Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, suscribirá convenios de coordinación con los gobiernos estatales, que impulsen el trabajo corresponsable en materia de superación de pobreza y marginación, y que promuevan el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno así como el fortalecimiento del Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios de coordinación y anexos de ejecución en el que se establecerán: la distribución de los recursos de cada programa por región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la federación, estados y municipios y, las asignaciones presupuestarias de los órdenes de gobierno que concurran en sujeción a los programas concertados.

Una vez suscritos estos convenios, la Secretaría de Desarrollo Social deberá publicarlos en el **Diario Oficial de la Federación**, en un plazo no mayor de 10 días hábiles.

Con el objeto de fortalecer y coadyuvar en la visión integral de los programas para el Desarrollo Social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades que participen en ellos, a fin de dar cumplimiento a los criterios establecidos en este Decreto.

Con el propósito de fortalecer la Estrategia Nacional de Atención a Microrregiones, las dependencias y entidades que participen en ella, identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social dentro de los 20 días naturales posteriores a cada mes, los avances físicos y presupuestarios en el ejercicio de dichas acciones.

Cuando la Secretaría, la Contraloría o la Secretaría de Desarrollo Social detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno estatal, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a los estados, la Contraloría convendrá con los gobiernos estatales, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

ARTÍCULO 57. Los fideicomisos públicos de fomento, las instituciones nacionales de seguro, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.

Asimismo se deberá prever que los recursos que se otorguen se canalicen a proyectos productivos que sean viables técnica y financieramente, con base en el dictamen y aprobación previa del comité integrado por las dependencias competentes en los sectores que se financien, así como, en su caso, prever esquemas de recuperación que aseguren la viabilidad financiera de estas instituciones.

Lo dispuesto en el párrafo anterior no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría;

II. La inversión accionaria;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera S.N.C., por un monto total igual al porcentaje que determine el órgano de gobierno con el consentimiento de la Secretaría, en el mes de enero, del total de los financiamientos estimados para el año 2003;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría, en el mes de enero, del total de los financiamientos estimados para el año 2003;

VI. Los financiamientos otorgados por el Banco Nacional de Crédito Rural, S.N.C. y por los bancos regionales que componen el sistema Banrural;

VII. Los créditos otorgados por el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, el Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el año 2003. Dicho porcentaje podrá incrementarse hasta 30 por ciento del total de los financiamientos estimados para dicho año, según se establezca en los convenios de desempeño que al efecto se suscriban en los términos del artículo 27 de este Decreto.

Los programas de financiamiento que se otorguen en condiciones de subsidio ofrecidos por los acreedores mencionados deberán sujetarse a las reglas de operación a que se refiere el artículo 54 de este Decreto. Dichas reglas deberán reunir los requisitos señalados en el artículo 52 de este Decreto.

ARTÍCULO 58. Las reglas de operación del Programa de Desarrollo Humano Oportunidades, además de atender lo establecido en el artículo 54 de este Decreto, deberán considerar lo siguiente:

I. Los criterios para la inclusión de zonas de atención en el medio rural y urbano. Las zonas de atención seleccionadas deberán contar con acceso a servicios básicos de salud y educación, que permita operar en forma simultánea los tres componentes del programa.

Para la sustitución de las bajas naturales del padrón, en 2003 se atenderá prioritariamente al criterio señalado en el párrafo anterior. Sólo podrán realizarse compensaciones a las bajas del padrón, una vez que hayan sido identificadas las familias y localidades sujetas a incorporación, a partir del mes de agosto de 2003;

II. La metodología de puntajes para la identificación, inclusión y recertificación de las familias en el programa, deberá ser única para todo el país. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Se podrán incorporar estímulos para que los becarios concluyan la educación media superior, en cuyo caso se deberán prever las condiciones para su otorgamiento;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de cada uno de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Las becas educativas y el apoyo monetario para alimentación se otorgarán invariablemente en efectivo a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar la asistencia a las unidades de salud de los integrantes del hogar a las citas programadas, de acuerdo con su edad y riesgo de salud, y de la madre de familia y los jóvenes a las pláticas mensuales de educación para la salud, así como los correspondientes a la asistencia regular de los menores y jóvenes a los planteles educativos;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa, para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos, a nivel central como en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y los planteles educativos, debidamente registrado, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de éstos no podrá

condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para corregir errores de exclusión y de inclusión, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XI. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicados, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo para evitar duplicidad;

XII. Los criterios para la difusión de las bases de datos del levantamiento de cédulas en hogares y localidades tanto para la identificación de familias beneficiarias como para la evaluación del impacto del programa, a investigadores, instituciones académicas, organismos internacionales y dependencias del sector, y

XIII. En su caso, las propuestas que durante el año inmediato anterior hubiesen sido presentadas y aprobadas por el Comité Técnico con relación a la complementariedad de acciones a favor de las familias beneficiarias.

Será responsabilidad de la Coordinación Nacional del programa, coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo; dar seguimiento, y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación, el estricto apego a las reglas de operación. Además, corresponde a la Coordinación dar a conocer periódicamente a la población los resultados de los avances en su cobertura, las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el programa, y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad, el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del programa deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la siguiente leyenda: "Le recordamos que su incorporación al Programa de Desarrollo Humano Oportunidades y la entrega de sus apoyos no están condicionados a la participación en partido político alguno o a votar a favor de algún candidato a puesto de elección popular; por lo que ninguna persona en estas circunstancias tiene autorización de otorgar o retirar los apoyos del programa. Los titulares de las familias beneficiarias recibirán sus apoyos si los miembros de la familia cumplen con las citas médicas, las titulares y jóvenes asisten a las pláticas educativas de salud y si los estudiantes asisten regularmente a la escuela. Aquellas personas, organizaciones o servidores públicos, que hagan uso indebido de los recursos del programa, deberán ser denunciados ante la autoridad competente y sancionados conforme a la ley aplicable".

La Coordinación Nacional elaborará materiales de difusión para el personal operativo de salud y educación, así como para los enlaces municipales, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos".

El presupuesto del Programa de Desarrollo Humano Oportunidades para el año 2003 se distribuye conforme a lo señalado en el Anexo 14 de este Decreto.

Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos en las asignaciones del programa entre las Secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables.

El Comité deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

En cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del programa que promuevan una mejor ejecución del mismo.

ARTÍCULO 59. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación de acuerdo con lo que establece la Ley de Desarrollo Rural Sustentable, reorientará sus Programas y dará continuidad a los Programas y componentes comprendidos en la Alianza para el Campo; Apoyos Directos al Productor (PROCAMPO), Apoyos Directos al Productor por Excedentes de Comercialización y Desarrollo de Mercados Regionales y de Empleo Temporal, así como incorporará nuevos programas que permitan mayor y mejor atención a las cadenas productivas; a las organizaciones de los productores agropecuarios y pesqueros; y, acceso al sistema financiero rural, entre otros.

I. Las políticas sectoriales se orientarán conforme a lo siguiente:

a) De Apoyos Conforme a Posibilidades de Desarrollo: considera políticas diferenciadas de apoyo y acceso a financiamientos con base en el desarrollo regional, la tipología de productores y sus productos;

b) De Planeación Integral por Producto y Región: abarca las diversas actividades de las unidades productivas, desde la producción primaria, el acopio, la transformación o, en su caso, el manejo posterior a la cosecha, así como el procesamiento, el transporte y la comercialización en los mercados internos o externos; todo bajo estándares de calidad y aseguramiento de inocuidad de los alimentos, que promuevan la preferencia del consumidor nacional y aseguren el acceso, preferencia y permanencia en mercados internacionales;

c) De Consolidación de Mercados: busca asegurar en un horizonte de mediano plazo un ingreso objetivo por productos incluidos en el PROCAMPO, para brindar certidumbre a los productores, fomentando la producción en condiciones competitivas, la productividad en los cultivos en los que se cuente con ventajas comparativas y la diversificación productiva en las regiones con grandes excedentes;

d) De Oportunidades de Desarrollo de Grupos y Zonas Rurales Prioritarias: el objetivo es que mediante un desarrollo integral que, además de elevar su capacidad económica a través del impulso a la formación de negocios rurales, fomente el acceso adecuado y suficiente a la capacitación, información, adopción de tecnologías eficientes y su participación democrática en las decisiones que incidan en la comunidad rural;

II. Para instrumentar las políticas sectoriales indicadas en la fracción anterior, se definen las siguientes estrategias:

a) Reconversión Productiva: se orienta a la explotación intensiva y sustentable de los recursos naturales, favoreciendo la multiplicidad de las actividades agropecuarias, así como privilegiar la reconversión oportuna y productiva de los productos agropecuarios; incluyendo las zonas con sequía recurrente;

b) Integración de Cadenas Agroalimentarias y de Pesca: promueve y fomenta el desarrollo del sector agroalimentario en términos económicos y financieros, integrando al productor a la cadena productiva que culmina con el consumidor, procurando incrementar la participación de los beneficiarios al productor primario agropecuario y pesquero;

c) Atención a Grupos y Regiones Prioritarios: consiste en orientar la operación de las acciones de impulso al desarrollo rural, a fin de atender prioritariamente a las regiones de alta y muy alta marginación, así como a los grupos prioritarios de mujeres, jóvenes e indígenas;

d) Atención a Factores Críticos: busca la implementación de acciones para la atención de diversas contingencias, tales como: la apertura comercial de diversos productos agropecuarios y pesqueros, previstas en los tratados internacionales en materia comercial; la atención de problemas ambientales y las

distorsiones que afecten el funcionamiento del mercado; así como promover la generación de empleos y proyectos para retener a la juventud en la fuerza laboral rural, entre otros, y

III. Para instrumentar las estrategias anteriores, se consideran, entre otros, los siguientes instrumentos:

a) El fomento a la inversión rural y pesquera;

b) El desarrollo y fortalecimiento de las capacidades de la población del sector agropecuario;

c) La promoción y apoyo de la organización rural y pesquera;

d) *El acceso a fuentes de financiamiento y aliento de la cultura de pago;*

e) La generación de información y tecnologías que incrementen la productividad;

f) El mejoramiento de la sanidad agroalimentaria;

g) El fortalecimiento de los mercados para complementar el ingreso.

Estos instrumentos deberán promover y asegurar la participación ciudadana en la toma de decisiones y alentarán la corresponsabilidad entre los diferentes órdenes de Gobierno a través de esquemas de participación institucional.

ARTÍCULO 60. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación emitirá las reglas de operación de los programas señalados en el Anexo 13 de este Decreto, conforme al artículo 54 del mismo, escuchando previamente la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable; los acuerdos de la Comisión Intersecretarial de Desarrollo Rural Sustentable; lo establecido en el artículo 188 de la Ley de Desarrollo Rural Sustentable, y los criterios generales siguientes:

I. En la selección de los beneficiarios de los programas se buscará que al menos el 50 por ciento de ellos corresponda a la tipología de productores del sector social, privilegiando a los productores de menos ingresos;

II. Considerar que los subsidios federales de la Alianza para el Campo no sean mayores a un 50 por ciento del costo total que se determine para cada proyecto, con excepción de los programas dirigidos a productores beneficiados con los programas de desarrollo rural y hasta $500,000.00; o los porcentajes y cantidad máxima que la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación determine en las reglas de operación de los programas;

III. Privilegiar a los productores de menores ingresos, destinando al menos el 60 por ciento del monto asignado a los apoyos considerados en las acciones de Alianza para el Campo;

IV. Determinar en el marco del federalismo y del Programa Alianza para el Campo, una distribución de recursos a las entidades federativas con base en una fórmula de distribución, que publicará en el **Diario Oficial de la Federación** a más tardar el 15 de enero, y la cual se sujetará a parámetros de equidad y desarrollo regional, entre otros. Los recursos asignados podrán ser distribuidos por los Consejos Estatales de Desarrollo Rural Sustentable, considerando las prioridades que establezca la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en las reglas de operación correspondientes.

Los beneficiarios, montos y apoyos recibidos serán dados a conocer en las gacetas oficiales y en un diario de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

V. Los programas deberán contar con el padrón de beneficiarios, mismo que será la base para conformar el Registro de Beneficiarios del Sector Agropecuario y Pesquero;

VI. En los Apoyos Directos al Productor (PROCAMPO) y de la Ley de Capitalización del PROCAMPO se ejercerán conforme a un calendario previamente establecido con los gobiernos de las entidades federativas, en el que se considerará el inicio generalizado del periodo de siembra de cada ciclo agrícola, y el apoyo anticipado hasta el 80 por ciento de los productores de cada entidad federativa, en los términos que se señalen en las reglas de operación correspondientes. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación publicará este calendario a más tardar el 31 de enero en el **Diario Oficial de la Federación** y lo dará a conocer en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

El apoyo por hectárea se ajustará de conformidad a lo establecido en las Reglas de Operación del Sistema de Garantías y Acceso Anticipado a Pagos Futuros del PROCAMPO. Para los productores que opten por capitalizar sus unidades de producción, se ajustarán a lo establecido en la Ley de Capitalización del PROCAMPO y sus reglas de operación.

A más tardar el 30 de octubre del 2003, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá presentar un informe a las Comisiones de Presupuesto y Cuenta Pública y de

Agricultura de la H. Cámara de Diputados, así como a la Secretaría y a la Contraloría, de la superficie dada de baja del Padrón por ciclo agrícola y entidad federativa, indicando las causas de la misma, así como informar sobre la incorporación de nueva superficie al Padrón del PROCAMPO, por el equivalente a la superficie dada de baja. La superficie nueva, podrá ser sujeta también a partir de las economías generadas por el PROCAMPO, a partir de la entrega del informe, sin impactar el presupuesto regularizable del PROCAMPO;

VII. Los apoyos directos al productor por excedentes de comercialización para reconversión productiva; integración de cadenas agroalimentarias; y atención a factores críticos, contemplarán apoyos para los subprogramas de Apoyos Directos para productos de PROCAMPO, Conversión Productiva, Pignoración y Coberturas de Precios, y se otorgarán directamente al productor o a través de las organizaciones de productores cuando así se determine. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, escuchando al Consejo Estatal de Desarrollo Rural Sustentable, podrá otorgar apoyos a través de compradores para desplazar volúmenes excedentarios de las cosechas de granos y oleaginosas que inhiben el desarrollo de la comercialización. Los apoyos se orientarán a mejorar el ingreso real de los productores y se otorgarán permitiendo que se beneficien de los movimientos al alza del mercado; asimismo se otorgarán con criterios de equidad, otorgando los apoyos de manera diferenciada, para que los productores de las diferentes regiones del país reciban ingresos semejantes por productos equivalentes, de acuerdo al precio internacional vigente.

La totalidad de recursos que se asigna a este Programa está consignada en el Anexo 13-A de este Decreto. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, escuchando la opinión del Consejo Mexicano de Desarrollo Rural, podrá realizar reasignaciones entre estos subprogramas, sin que en ningún momento puedan destinarse a otros fines distintos a este Programa.

Los apoyos que se otorguen a través de los compradores deberán en sus reglas de operación observar lo siguiente: entrega oportuna de los recursos; mecanismos de transparencia; y, ser de carácter general, dando prioridad a las organizaciones de productores y a la integración de cadenas productivas nacionales. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, buscará otorgar los apoyos optimizando la aplicación de los recursos fiscales, por lo que se dará preferencia a los sectores consumidores que requieran el menor apoyo para alcanzar el ingreso objetivo para el productor, además de observar lo dispuesto en el artículo 54 de este Decreto. Para el otorgamiento de estos apoyos, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación publicará oportunamente los lineamientos y mecanismos específicos, en los que se dé un plazo mínimo de cinco días hábiles para la inscripción de los interesados;

VIII. El Fondo de Apoyo a la Competitividad de las Ramas Productivas busca apoyar la capitalización de algunas ramas de producción que enfrentan condiciones adversas de competencia externa. Las ramas de producción comprendidas en el Fondo se orientan a cultivos tropicales, actividades ganaderas, frutales de clima templado, plantas silvestres útiles, garbanzos, entre otras actividades, y

IX. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá observar que los importes que se establecen para cada uno de los Programas enlistados en el Anexo 13-A de este Decreto, efectivamente se canalicen para los propósitos de cada uno de ellos, por lo que, a fin de transparentar la aplicación de los recursos y mejorar el control presupuestario, entregará 15 días hábiles después del término de cada trimestre a la Comisión de Presupuesto y Cuenta Pública de la H. Cámara, un informe del ejercicio presupuestario de sus programas, desglosando el presupuesto ejercido y comprometido por programa y, en su caso, por entidad federativa, cultivo, ciclo agrícola, volumen apoyado y número de productores beneficiados.

ARTÍCULO 61. La ejecución de los proyectos y acciones del Programa de Empleo Temporal (PET), deberán operarse en las épocas de baja demanda de mano de obra no calificada en las zonas rurales marginadas, por lo que las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior se constituirán comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que con base en las reglas de operación se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal.

Asimismo, para garantizar la complementariedad e integralidad de las acciones del referido programa y evitar su duplicidad, las dependencias, entidades y ejecutores, deberán establecer mecanismos de coordinación interinstitucional efectivos. Adicionalmente, las dependencias operarán un sistema automatizado único y homogéneo de información y seguimiento operativo del programa, el cual será difundido entre la

población en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Las dependencias responsables del Programa Empleo Temporal con cargo a sus recursos, podrán atender situaciones de emergencia conforme a las recomendaciones que la Comisión Intersecretarial de Gasto Financiamiento emita, y a las reglas de operación del programa.

ARTÍCULO 62. Las reglas de operación de los Programas de Infraestructura Hidroagrícola y de Agua Potable, Alcantarillado y Saneamiento a cargo de la Comisión Nacional del Agua, además de prever lo establecido en el artículo 54 de este Decreto, deberán publicar su ejecución regional y criterio de asignación y deberán también, contener disposiciones que sujeten el otorgamiento de los subsidios destinados a los municipios y organismos operadores de agua potable y alcantarillado, a que éstos únicamente puedan otorgarse a aquellos municipios y organismos operadores de agua potable y alcantarillado que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000, 2001 y 2002 en el programa a que se refiere el párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia a fin de que puedan acceder a los apoyos del presente ejercicio, y

II. Estén al corriente en el pago de sus derechos.

Para tener acceso al Programa para la Modernización de Organismos Operadores de Agua, PROMAGUA, en una primera etapa, los gobiernos de los estados, municipios y organismos operadores deberán suscribir un convenio de participación y anexos de adhesión a dicho programa con la Comisión Nacional del Agua y el Banco Nacional de Obras y Servicios Públicos, S.N.C.; en la segunda etapa deberán realizar el estudio de diagnóstico y planeación integral; y en la tercera etapa preparar, seleccionar y contratar la modalidad de participación de la iniciativa privada. Los apoyos financieros se otorgarán de manera diferenciada en la Fase I Incremento de Eficiencias, y en la Fase II Incremento de Coberturas, y de conformidad con el tipo de contratación seleccionada ya sea prestación de servicios parcial, prestación de servicios integral, título de concesión o de empresa mixta. Los organismos interesados en participar deberán estar al corriente en el pago de derechos para acceder a los recursos de la Fase I; deberán contar con la certificación de viabilidad técnica de cada proyecto por parte de la Comisión Nacional del Agua, quien revisará las acciones y metas de eficiencia, antes de iniciar las Fases I y II; las tarifas deberán cubrir como mínimo los costos de producción del servicio; y por último, tanto el Banco Nacional de Obras y Servicios Públicos, S.N.C., como la Comisión Nacional del Agua darán seguimiento al programa.

TÍTULO CUARTO

DE LA INFORMACIÓN, TRANSPARENCIA Y EVALUACIÓN

CAPÍTULO I

De la Información y Transparencia

ARTÍCULO 63. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán cumplir las obligaciones de transparencia en materia presupuestaria establecidas en los artículos 7 y 12 de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información a que se refiere la fracción IX del artículo 7 de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, deberá ponerse a disposición del público en la misma fecha en que se entregue a la Cámara el informe establecido en el artículo 64, fracción I, de este Decreto.

ARTÍCULO 64. El Ejecutivo Federal, por conducto de la Secretaría, estará obligado a proporcionar la información siguiente a la Cámara:

I. Informes trimestrales sobre la ejecución del Presupuesto, así como sobre la situación económica y las finanzas públicas del ejercicio, los cuales deberán incluir la información a que se refiere el artículo 65 de este Decreto. Dichos informes deberán presentarse a la Comisión de Presupuesto y Cuenta Pública a más tardar 35 días naturales después de terminado el trimestre de que se trate, y

II. Los datos estadísticos y la información que la Secretaría tenga disponibles que puedan contribuir a una mejor comprensión de la evolución del gasto, que sean solicitados por los diputados, por conducto de la

Comisión de Presupuesto y Cuenta Pública. Dicha información deberá entregarse en forma impresa y, en lo posible, en medios magnéticos. La Secretaria procurará proporcionar dicha información en un plazo de 30 días hábiles, contados a partir de que reciba la solicitud de la Comisión.

La información que la Secretaría proporcione en los términos de este artículo deberá ser completa, oportuna y veraz, en el ámbito de su competencia. En caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

La Comisión de Presupuesto y Cuenta Pública enviará, en su caso, a las comisiones correspondientes de la Cámara, copia de la información remitida por el Ejecutivo Federal.

Las entidades no comprendidas en el Anexo 1.D. de este Decreto, deberán informar a la Secretaría para efectos de la integración de la Cuenta Pública, sobre el ejercicio de los recursos aprobados en sus respectivos presupuestos, así como el cumplimiento de los objetivos y las metas con base en los indicadores previstos en sus presupuestos, incluyendo los recursos propios y aquéllos correspondientes a transferencias.

ARTÍCULO 65. En los informes trimestrales a que se refiere la fracción I del artículo 64 de este Decreto, la Secretaría deberá proporcionar la información por dependencia y entidad, procurando señalar los avances de los programas sectoriales y especiales más relevantes dentro del Presupuesto, así como las principales variaciones en los objetivos y en las metas de los mismos, y la información que permita dar un seguimiento al Presupuesto en el contexto de la estructura programática. Dichos informes contendrán la información siguiente:

I. Los ingresos excedentes a los que hace referencia el artículo 21 de este Decreto y su aplicación. Los ingresos recaudados u obtenidos en términos de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2003;

II. Los ajustes que se realicen en los términos del artículo 23 de este Decreto;

III. Las erogaciones correspondientes al costo financiero de la deuda pública del Gobierno Federal y de las entidades incluidas en el Anexo 1.D. de este Decreto, así como sobre las erogaciones derivadas de operaciones y programas de saneamiento financiero, y de programas de apoyo a ahorradores y deudores de la banca, en los términos del artículo 6 de este Decreto.

El informe de deuda pública deberá incluir un apartado que refiera las operaciones activas y pasivas del Instituto para la Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados;

IV. Las erogaciones relacionadas con actividades de comunicación social de las dependencias y entidades, las cuales serán presentadas en un apartado especial, en los términos del artículo 30 de este Decreto;

V. Las reducciones, diferimientos o cancelaciones de programas que se realicen en los términos del artículo 32 de este Decreto, cuando las variaciones superen el 10 por ciento de los respectivos presupuestos, anexando la estructura programática modificada;

VI. Los convenios y bases de desempeño que en el periodo hayan sido firmados con las dependencias y entidades. Asimismo, con base en las respectivas evaluaciones, se informará sobre la ejecución de los convenios y bases, así como las medidas adoptadas para su debido cumplimiento. Lo anterior, en los términos de los artículos 27 y 28 de este Decreto;

VII. La constitución de fideicomisos que sean considerados entidades, las modificaciones a los contratos o al patrimonio y cualquier otra variación, incluyendo los montos con que se constituyan o modifiquen, en los términos del artículo 20 de este Decreto;

VIII. Las adecuaciones a los montos presupuestarios que representen individualmente una variación mayor al 10 por ciento en alguno de los ramos que comprende este Presupuesto, o representen un monto mayor al 1 por ciento del gasto programable, en los términos del artículo 14 de este Decreto;

IX. Los avances físicos y financieros, así como la evolución de compromisos y los flujos de ingresos y gastos de los programas y proyectos de inversión y de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Capítulo VI, del Título Tercero de este Decreto;

X. Las adecuaciones a la estacionalidad trimestral del gasto público en los términos del artículo 17 de este Decreto;

XI. El saldo total y las operaciones realizadas durante el periodo con cargo al Fondo de Desincorporación de Entidades a que se refiere el artículo 7, fracción II, de este Decreto;

XII. Un reporte sobre las sesiones de la Comisión Intersecretarial de Gasto Financiamiento, incluyendo los acuerdos y la asistencia a las mismas de los titulares de las dependencias y, en su caso, de los subsecretarios que la integran, en los términos de los artículos segundo, tercero, cuarto y octavo del Acuerdo por el que se crea con carácter permanente dicha Comisión. Asimismo, un reporte sobre el grado de avance en el cumplimiento de los acuerdos de la Comisión por parte de las dependencias y entidades;

XIII. El monto y el costo de la compra de energía a la Comisión Federal de Electricidad, por parte de Luz y Fuerza del Centro, a que se refiere el artículo 4, fracción IX, de este Decreto;

XIV. El ejercicio del Programa de Separación Voluntaria a que se refiere el artículo 7, fracción III, de este Decreto y, en su caso, su asignación por dependencia o entidad, así como el número de plazas apoyadas y canceladas con base en dicho programa, y

XV. Los convenios de reasignación de recursos federales a las entidades federativas y sus modificaciones, a que se refiere el artículo 12 de este Decreto.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán enviar a la Secretaría la información necesaria para efectos de su integración al informe trimestral a que se refiere este artículo, a más tardar 10 días hábiles antes de la fecha de entrega del informe trimestral correspondiente.

Para la presentación de los informes a que se refiere este artículo, la Secretaría publicará a más tardar el 28 de febrero, los Tomos de este Presupuesto, los cuales incluirán la distribución programática, sectorial y/o funcional del gasto, desagregada por dependencia y entidad, función, subfunción, programa sectorial, programa especial, actividad institucional, unidad responsable y proyecto conforme a este Presupuesto. La Secretaría deberá remitir dichos Tomos a la Cámara, en los términos de la fracción II del artículo 64 de este Decreto.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

ARTÍCULO 66. La Secretaría, la Contraloría y el Banco de México, establecerán los lineamientos relativos al funcionamiento, organización y requerimientos del Sistema Integral de Información de los Ingresos y Gasto Público, los cuales deberán ser del conocimiento de las dependencias y entidades, a más tardar dentro de los primeros 30 días naturales del ejercicio.

La Comisión Intersecretarial de Gasto Financiamiento, por conducto del Comité Técnico de Información, operará el sistema a que se refiere este artículo. El Comité Técnico, conjuntamente con la respectiva dependencia coordinadora de sector, harán compatibles los requerimientos de información que demande el sistema, racionalizando los flujos de información. La información en materia de programación y presupuesto, así como de disponibilidades financieras, cuya entrega tenga periodicidad mensual, deberá proporcionarse por las dependencias y entidades a más tardar el día 15 de cada mes. La demás información se sujetará a los plazos de entrega que se establezcan en el sistema.

El Ejecutivo Federal, por conducto del Comité Técnico a que se refiere el párrafo anterior, dará acceso total y permanente al Sistema Integral de Información de los Ingresos y Gasto Público, a la Cámara, a través de las Comisiones de Presupuesto y Cuenta Pública, de Hacienda y Crédito Público, y de Vigilancia de la Auditoría Superior de la Federación, así como del Centro de Estudios de las Finanzas Públicas.

Para efectos del párrafo anterior, las comisiones citadas de la Cámara y el Ejecutivo, por conducto del Comité Técnico, acordarán los términos a través de los cuales se dará acceso al sistema. Asimismo, el Ejecutivo Federal, clasificará la información que, en los términos de las disposiciones aplicables, deba considerarse de carácter reservado.

Las personas que tengan acceso a la información de carácter reservado del sistema estarán obligadas a guardar estricta confidencialidad sobre la misma. A las personas que no observen lo anterior, les serán impuestas las sanciones que procedan en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, sin perjuicio de las sanciones previstas en las demás disposiciones aplicables.

CAPÍTULO II

De la Evaluación

ARTÍCULO 67. La Secretaría realizará periódicamente la evaluación financiera del ejercicio del Presupuesto en función de los calendarios de presupuesto de las dependencias y entidades. Las metas de los programas aprobados serán analizados y evaluados por la Contraloría.

ARTÍCULO 68. La Secretaría y la Contraloría, en el ámbito de sus respectivas competencias, verificarán periódicamente los resultados de la ejecución de los programas y presupuestos de las dependencias

y entidades, con base en el Sistema de Evaluación del Desempeño, entre otros, para identificar la eficiencia, los costos y la calidad en la Administración Pública Federal y el impacto social del ejercicio del gasto público, así como para que se apliquen las medidas conducentes. Igual obligación y para los mismos fines, tendrán las dependencias, respecto de las entidades coordinadas.

Los resultados a los que se refiere el párrafo anterior, deberán ser considerados por la Secretaría para efectos de la autorización de las ministraciones de recursos.

Los órganos internos de control de los Poderes Legislativo y Judicial, de los entes públicos federales, así como de las dependencias y entidades, en el ejercicio de las atribuciones que en materia de inspección, control y vigilancia les confieren las disposiciones aplicables, establecerán sistemas de evaluación con el fin de identificar la participación del gasto público en el logro de los objetivos para los que se destina, así como para comprobar el cumplimiento de las obligaciones derivadas de este Decreto. Para tal efecto, dispondrán lo conducente para que se lleven a cabo las inspecciones y auditorías que se requieran, así como para que se finquen las responsabilidades y se apliquen las sanciones que procedan conforme a las disposiciones aplicables, sin perjuicio de las sanciones penales que determinen las autoridades competentes.

Tratándose de las dependencias y entidades, la Contraloría pondrá en conocimiento de tales hechos a la Auditoria Superior de la Federación, en los términos de la colaboración que establecen las disposiciones aplicables.

El seguimiento y la evaluación del ejercicio de los recursos federales transferidos a las entidades federativas, se realizará con base en un sistema de medición de resultados en el ámbito local, que considere los componentes del Sistema de Evaluación del Desempeño a que hace referencia el párrafo primero de este artículo.

ARTÍCULO 69. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán enviar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, a más tardar el 14 de noviembre, los resultados de las evaluaciones a que se refiere el artículo 68 de este Decreto, para que sean considerados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal.

Con el objeto de avanzar con tiempo suficiente en la elaboración del Proyecto de Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal de 2004, la Secretaría deberá acordar en reuniones de trabajo con las Comisiones de Presupuesto y Cuenta Pública y de Hacienda y Crédito Público, los términos del contenido y presentación de la información a incluir en los documentos que conforman dicho Proyecto.

CAPÍTULO III

De la evaluación del impacto presupuestario

ARTÍCULO 70. El Ejecutivo Federal incluirá una evaluación del impacto presupuestario en las iniciativas de ley o decreto que presente a la consideración del Congreso de la Unión.

Para tal efecto, las dependencias y entidades que elaboren los anteproyectos respectivos deberán realizar una evaluación del impacto presupuestario de los mismos, y someter ésta al dictamen de la Secretaría. El incumplimiento de lo anterior, dará lugar al fincamiento de responsabilidades administrativas en los términos de las disposiciones aplicables.

Los diputados y senadores al Congreso de la Unión, así como las legislaturas locales, procurarán incluir una evaluación del impacto presupuestario de las iniciativas de ley o decreto que presenten. Las comisiones correspondientes del Congreso de la Unión podrán solicitar a la Secretaría una valoración del impacto presupuestario de las iniciativas.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2003.

SEGUNDO. Los recursos del Programa de Separación Voluntaria, a que se refiere el artículo 7, fracción III, de este Decreto, deberán depositarse en una cuenta en la Tesorería de la Federación, la cual se integrará con:

I. Los recursos previstos para tal efecto en el Anexo 6 de este Decreto;

II. Los recursos que sean restituidos al Programa, conforme a lo dispuesto en el artículo 7, fracción III, de este Decreto, y

III. Los rendimientos que se obtengan por la inversión de los recursos.

TERCERO. Los recursos a que se refiere el artículo 9, fracción I, inciso c) de este Decreto, serán transferidos a los órganos técnicos de fiscalización de las legislaturas locales, siempre y cuando la Auditoría Superior de la Federación haya celebrado con éstos los convenios de coordinación para la fiscalización del ejercicio de recursos públicos federales por parte de las entidades federativas y, en su caso, sus municipios, de conformidad con la Ley de Fiscalización Superior de la Federación.

CUARTO. Las erogaciones de este Presupuesto incluyen la cantidad de $215,819,142.00, para el Instituto Federal de Acceso a la Información Pública, observando las siguientes disposiciones:

I. Los recursos del Instituto serán traspasados en su totalidad al mismo, una vez que éste entre en operación, conforme a lo previsto en los artículos 33 y undécimo transitorio de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. El presupuesto del Instituto incluye la totalidad de los recursos para la creación de las plazas necesarias para su adecuado funcionamiento.

Para tal efecto, el Ejecutivo Federal deberá crear el órgano a que se refiere el citado artículo 33, preferentemente adoptando la figura de un organismo descentralizado en los términos de las leyes Orgánica de la Administración Pública Federal, y Federal de las Entidades Paraestatales, garantizando la autonomía operativa, presupuestaria y de decisión del Instituto;

II. Para efectos de este Decreto el Instituto recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente, y

III. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades.

QUINTO. Los recursos previstos en el Ramo Administrativo 38 Consejo Nacional de Ciencia y Tecnología, a que se refiere el Anexo 1.B. de este Decreto, que correspondan a las entidades que, en los términos de la Ley Orgánica del Consejo Nacional de Ciencia y Tecnología, formen parte del Sistema de Centros Públicos CONACYT, podrán ser ministrados a dichas entidades una vez que, en los términos del artículo Tercero transitorio de la ley citada, el Decreto de sectorización respectivo sea publicado en el **Diario Oficial de la Federación**.

El Consejo Nacional de Ciencia y Tecnología deberá, con la autorización de la Secretaría, a más tardar el último día hábil de junio, traspasar del Capítulo 4000 al Capítulo 1000 del Clasificador por Objeto del Gasto para la Administración Pública Federal, los recursos previstos en el Ramo Administrativo 38 correspondientes a las erogaciones de servicios personales de dicho Consejo.

SEXTO. En el caso del Fondo de Aportaciones para la Educación Tecnológica y de Adultos, los recursos para aquellas entidades federativas que no han celebrado los convenios a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 34 de este Decreto, se incluyen en las erogaciones previstas en el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 1.B. de este Decreto, y sólo podrán traspasarse al Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios una vez que se suscriban los convenios.

SÉPTIMO. Las disposiciones generales a que se refiere el párrafo segundo del artículo 30 de este Decreto, publicadas en el **Diario Oficial de la Federación** durante el año 2002, continuarán vigentes durante el presente ejercicio fiscal, en lo que no contravengan las disposiciones de este Decreto.

OCTAVO. Las reglas de operación de los programas a que se refiere el artículo 54 de este Decreto, que hayan sido publicadas en el **Diario Oficial de la Federación** durante el año 2002, continuarán vigentes durante el presente ejercicio fiscal, en lo que no contravengan las disposiciones de este Decreto.

Los criterios generales para la emisión de reglas de operación, a que se refiere el párrafo segundo de la fracción I del artículo 54 de este Decreto, así como las disposiciones relativas a los requisitos que deberán cumplir las instituciones y organismos que evaluarán los programas sujetos a reglas de operación, a que se refiere el inciso b) de la fracción IV del artículo citado, expedidos en el ejercicio fiscal 2002 por la Secretaría y la Contraloría, en el ámbito de sus respectivas competencias, continuarán vigentes durante el presente ejercicio fiscal en lo que no contravengan las disposiciones de este Decreto.

NOVENO. Con el fin de que todas las bases de beneficiarios de los programas señalados en el artículo 54 de este Decreto, incluyan la información de la Clave Única de Registro de Población o, en su caso, del Registro Federal de Contribuyentes, las dependencias y entidades deberán incorporar en sus bases de datos

la información requerida, a más tardar el último día hábil de junio. En caso de que los beneficiarios no cuenten con la Clave Única de Registro de Población, las dependencias deberán promover ante los beneficiarios de los programas su trámite ante el Registro Nacional de Población. La Secretaría de Gobernación otorgará las facilidades necesarias para que se cumpla esta disposición.

Con base en la información anterior, las dependencias y entidades que tengan programas con una población objetivo y fines similares, deberán realizar un cruce de sus padrones o listado de beneficiarios con el fin de evaluar las duplicidades de atención, y proponer a la Secretaría las medidas conducentes a más tardar en el mes de agosto.

DÉCIMO. Los convenios o bases de desempeño celebrados en el año 2002 se prorrogarán para el año 2003 en tanto se formalice el nuevo convenio o base, siempre que del resultado de la evaluación del tercer trimestre se determine que la entidad o el órgano administrativo desconcentrado, ha dado cumplimiento a los compromisos pactados en dichos instrumentos. En su caso, los convenios y bases deberán modificarse conforme a las disposiciones de este Decreto y demás aplicables; las cláusulas que contravengan dichas disposiciones no serán aplicables.

DÉCIMO PRIMERO. Queda prohibido a las áreas de recursos humanos o sus equivalentes en las entidades, determinar o contraer compromisos laborales de cualquier naturaleza que impliquen erogaciones presentes o futuras con cargo al presupuesto, sin contar con la previa autorización presupuestaria a cargo de las áreas de finanzas o sus equivalentes, observando los respectivos estatutos orgánicos y demás disposiciones generales que rigen su gobierno, organización, administración y funcionamiento.

DÉCIMO SEGUNDO. La Secretaría iniciará la operación del Sistema Integral de Administración Financiera Federal (SIAFF) a partir del 1 de enero, para el control, registro y generación oportuna de información del gasto público federal en las etapas de autorizado, liquidado y pagado, además de operar un sistema electrónico de pagos, respecto de las dependencias, los Poderes Legislativo y Judicial y los entes públicos federales, que cuenten con los requerimientos de infraestructura informática y de comunicaciones dispuestos por la Secretaría.

Los ramos que aún no cuenten con la infraestructura a que se refiere el párrafo anterior, deberán realizar las acciones conducentes para su instalación y funcionamiento durante el 2003, a partir de lo cual realizarán el control y registro de las operaciones del gasto en sus etapas de autorizado, liquidado y pagado, así como sus gestiones de pago, a través del SIAFF.

El inicio de la operación del SIAFF será sin perjuicio de que, a consideración de la Secretaría se continúen llevando los sistemas de control y registro que se encuentran actualmente en operación.

La Secretaría continuará con las acciones tendientes a implementar con las dependencias a través del SIAFF, el control y registro del ejercicio del gasto público federal correspondiente a las etapas de comprometido y devengado, para lo cual éstas deberán realizar los ajustes necesarios a sus procesos operativos.

DÉCIMO TERCERO. Al concluir la Federación el proceso de transferencia de los servicios de educación básica con el Gobierno del Distrito Federal, los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos a que se refiere el artículo 8 de este Decreto, deberán canalizarse a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, conforme a lo que establece el Capítulo V de la Ley de Coordinación Fiscal.

DÉCIMO CUARTO. El Ejecutivo Federal, por conducto de la Secretaría de Educación Pública, en concertación con los gobiernos estatales, promoverá el establecimiento de un solo sistema de educación básica en cada entidad federativa, con el fin de terminar con la duplicación de funciones, racionalizar la burocracia y posibilitar la simplificación administrativa, para destinar estos recursos a los programas y áreas de importancia del sistema escolar, y que además permita continuar realizando acciones de compactación, al máximo posible, de las Coordinaciones del Subsistema de Educación Tecnológica que la Secretaría de Educación Pública mantiene en los estados con el propósito de que las representaciones de dicha dependencia incorporen esas funciones.

DÉCIMO QUINTO. La Contraloría en cumplimiento a lo dispuesto en el artículo quinto transitorio del Decreto por el que se reforma la Ley Orgánica de la Administración Pública Federal, la Ley Federal de las Entidades Paraestatales y la Ley Federal de Responsabilidades de los Servidores Públicos, publicada el 24 de diciembre de 1996, deberá realizar las siguientes acciones:

I. Incluir en el primer informe trimestral que se presente a la Cámara en los términos del artículo 64, fracción I, de este Decreto, el total de recursos que desde el año de 1997 hasta marzo del presente ejercicio

fiscal se hayan erogado con cargo a los presupuestos de las dependencias y entidades para cubrir las percepciones de los titulares de los órganos internos de control, así como a los de sus áreas de auditoría, quejas y responsabilidades, que en virtud del Decreto antes citado dependen jerárquica y funcionalmente de la Contraloría;

La Contraloría procurará que el costo de estas áreas no exceda de 1.5 por ciento del gasto corriente que tiene cada dependencia o entidad por concepto de gasto directo.

II. Tramitar ante la Secretaría, con la participación que corresponda a las respectivas dependencias y entidades, las adecuaciones presupuestarias que sean necesarias para regularizar durante el presente ejercicio fiscal la situación del pago de las percepciones de aquellos servidores públicos a que se refiere la fracción anterior, y

III. En tanto no se regularice la situación de pago de los servidores públicos a que se refiere este artículo, deberá incluir en los informes trimestrales a que se refiere el artículo 64, fracción I de este Decreto, la información relativa a las percepciones que continúen cubriendo las dependencias y entidades.

DÉCIMO SEXTO. Las dependencias y entidades que participen en los programas en materia de microrregiones, indígenas, niños, discapacitados, mujeres y frontera norte, así como de Desarrollo de la Región Sur-Sureste y el Plan Puebla-Panamá, deberán informar dentro de los 20 días naturales posteriores a cada mes, los avances físicos y presupuestarios en el ejercicio de dichos programas, a la Presidencia de la República y a las secretarías de Desarrollo Social, de Salud y de Gobernación, según corresponda, para efectos de su estricto seguimiento y evaluación.

DÉCIMO SÉPTIMO. Con el objeto de avanzar con tiempo suficiente en la elaboración del Proyecto de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2004, la Secretaría deberá acordar en reuniones de trabajo con las Comisiones de Presupuesto y Cuenta Pública y Hacienda y Crédito Público, los términos del contenido y presentación de la información a incluir en los documentos que conforman dicho Proyecto.

DÉCIMO OCTAVO. A fin de facilitar el seguimiento de la evolución de las finanzas públicas, la Secretaría deberá proporcionar toda la información que requiera el Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados.

DÉCIMO NOVENO. La Contraloría y la Auditoría Superior de la Federación deberán vigilar y evaluar el estricto cumplimiento del presente Decreto.

VIGÉSIMO. Las dependencias y entidades deberán remitir a la Secretaría, a más tardar dentro de los 10 días hábiles posteriores a la formalización de los contratos de seguros correspondientes, copia de las pólizas que consignen las condiciones pactadas en el establecimiento de cualquier operación pasiva de seguros sobre bienes patrimoniales a su cargo, así como inventario actualizado de los bienes con que cuenten, a través de los formatos y medios electrónicos que determine la Secretaría, de conformidad con las disposiciones que para tales efectos establezca a más tardar el 30 de abril.

Lo anterior, a efecto de que la Secretaría se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riesgos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros ocurridos y reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes patrimoniales.

La Secretaría analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes patrimoniales que las mismas hubiesen celebrado. Asimismo, la Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

VIGÉSIMO PRIMERO. Los recursos autorizados en este Presupuesto para la Comisión Nacional del Agua, incluyendo los correspondientes a servicios personales, no podrán ser traspasados a otras unidades administrativas de la Secretaría de Medio Ambiente y Recursos Naturales ni a otras dependencias o entidades.

La Secretaría de Medio Ambiente y Recursos Naturales deberá realizar, de manera expedita, los trámites que la Comisión Nacional del Agua le solicite, relativos al ejercicio de los recursos asignados para el

cumplimiento de las funciones y ejecución de los programas a cargo de la Comisión de acuerdo a las facultades que le otorgan los artículos 4, 9 fracción XIV y 12 de la Ley de Aguas Nacionales.

En ningún caso se podrán destinar los recursos asignados a dichos programas, a fines distintos a los señalados en este Presupuesto.

VIGÉSIMO SEGUNDO. La Secretaría, con la intervención de la Contraloría, en el ámbito de sus respectivas competencias, instrumentarán durante el primer trimestre del ejercicio, un programa de conversión y creación de plazas docentes y administrativas para la actualización de las estructuras orgánicas y ocupacionales, así como las plantillas del personal operativo de la Universidad Nacional Autónoma de México, el Instituto Politécnico Nacional y, en su caso, de otras instituciones federales de educación media superior y superior.

La actualización a que se refiere este artículo, se autorizará siempre y cuando las modificaciones respectivas se realicen mediante movimientos compensados, y no se incremente el presupuesto global asignado para servicios personales correspondiente al año 2003 ni el presupuesto regularizable de los siguientes ejercicios fiscales.

VIGÉSIMO TERCERO. Durante el presente ejercicio fiscal, el Ejecutivo Federal adecuará la estructura programática contenida en este Decreto y sus respectivos anexos con la finalidad de que refleje con mayor fidelidad las funciones y responsabilidades que la Constitución General de la República y el marco jurídico determinan al sector público federal así como las políticas públicas expresadas en los programas, los proyectos y las actividades necesarios para darles cumplimiento.

Sobre esta base, la Secretaría enviará los lineamientos para la formulación de las estructuras programáticas a utilizar en el Proyecto de Presupuesto de Egresos de la Federación para el ejercicio fiscal de 2004, para opinión de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 15 de marzo de 2003.

La Comisión emitirá las opiniones correspondientes en un plazo máximo de 15 días calendario después de que le sean presentados los lineamientos, a efecto de que la Secretaría integre el Catálogo de Categorías Programáticas de la Administración Pública Federal.

Con base en el Catálogo mencionado la Secretaría enviará un proyecto de los cuadros estadísticos que se incluirán en la Exposición de Motivos del Proyecto de Presupuesto de Egresos de la Federación para la opinión de la Comisión a más tardar el 30 de abril de 2003. La Comisión remitirá a la Secretaría dicho proyecto junto con requerimientos específicos de información a más tardar el 30 de mayo de 2003.

VIGÉSIMO CUARTO. A fin de facilitar el análisis y la comprensión de la evolución del presupuesto y de la política de servicios personales del sector público y con ello evaluar mejor el Programa de Separación Voluntaria que se ha propuesto para racionalizar la Administración Pública Federal, el Ejecutivo Federal enviará a más tardar el 15 de marzo de 2003 a la Comisión de Presupuesto y Cuenta Pública un informe detallado de la composición de las plazas autorizadas al 1 de enero de 2003 que se cubren con cargo al Presupuesto de Egresos de la Federación. El estudio deberá especificar al menos lo siguiente:

I. Total de plazas por ramo y por entidad y el presupuesto asignado;

II. Total de plazas que se cubren con transferencias federales y el presupuesto asignado;

III. Total de plazas que corresponden a las áreas sustantivas y a las áreas administrativas y de apoyo y el presupuesto asignado;

IV. Total de plazas del personal operativo de base y confianza por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado;

V. Total de plazas del personal de mandos medios y superiores por ramo y por entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado;

VI. Especificar la composición del presupuesto que se destina a los componentes de las percepciones de los servidores públicos del personal operativo de base y confianza, así como del personal de mando, especificando los capítulos, conceptos y partidas, y

VII. Mostrar la evolución anual de las plazas y del presupuesto por ramo y entidad desde el año 2000.

VIGÉSIMO QUINTO. Con la finalidad de promover la lectura de revistas de calidad dedicadas a la cultura, al análisis y seguimiento de la vida nacional en materia política, económica y social, así como a la investigación científica y tecnológica, los contribuyentes que en el país editen dichas revistas o las importen podrán ser susceptibles de recibir un subsidio equivalente al Impuesto al Valor Agregado que le hubiera sido trasladado o que hubiere pagado con motivo de la importación de bienes o servicios o por la prestación de servicios que identifique exclusivamente con la edición o importación de dichas revistas, siempre y cuando cumplan con lo siguiente:

I. Se encuentren al corriente en el cumplimiento de sus contribuciones fiscales;

II. Que la acreditación de la calidad de las revistas de tipo cultural y las especializadas en análisis político, económico y social que editen o enajenen se efectúe por el Consejo Nacional para la Cultura y las Artes. En el caso de las revistas científicas y tecnológicas la acreditación será dada por el Consejo Nacional de Ciencia y Tecnología, y

III. Acumulen para efectos del Impuesto Sobre la Renta el importe del subsidio que les sea entregado.

El subsidio se pagará con cargo al Ramo 23 Previsiones Salariales y Económicas.

VIGÉSIMO SEXTO. La Secretaría enviará a la Comisión de Presupuesto y Cuenta Pública en un plazo no mayor de 30 días naturales, los seis Tomos del Presupuesto de Egresos de la Federación aprobado por la Cámara con información actualizada. El Tomo I de Exposición de Motivos deberá incluir además de los cuadros modificados con el presupuesto aprobado, la información que los haga comparables con las clasificaciones administrativa, económica y funcional utilizadas en el Presupuesto de Egresos de la Federación del ejercicio de 2002.

VIGÉSIMO SÉPTIMO. Los proyectos de infraestructura carretera contenidos en el Anexo 16 de este Decreto, para ser ejecutados deberán tener una relación beneficio y costo positiva y contar con la liberación de los derechos de vía correspondientes.

En caso de que cualquiera de estas dos condiciones no sea satisfecha, los recursos que por tal motivo se liberen en la entidad federativa correspondiente serán convenidos por el Gobierno Federal y el Gobierno de la entidad federativa de que se trate, para su aplicación en infraestructura carretera, para lo cual se sujetarán a las disposiciones aplicables.

ANEXO 1. GASTO NETO TOTAL

A: RAMOS AUTÓNOMOS			**$34,978,964,477**
		Gasto Programable	
	01	Poder Legislativo	$5,575,986,417
		Cámara de Senadores	$1,712,431,830
		Cámara de Diputados	$3,275,553,340
		Auditoría Superior de la Federación	$588,001,247
	03	Poder Judicial	$17,732,064,509
		Suprema Corte de Justicia de la Nación	$1,869,232,025
		Consejo de la Judicatura Federal	$14,858,663,531
		Tribunal Electoral del Poder Judicial de la Federación	$1,004,168,953
	22	Instituto Federal Electoral	$11,095,945,771
	35	Comisión Nacional de los Derechos Humanos	$574,967,780
B: RAMOS ADMINISTRATIVOS			**$346,200,730,021**
		Gasto Programable	
	02	Presidencia de la República	$1,661,780,000
	04	Gobernación	$3,990,376,868
	05	Relaciones Exteriores	$3,444,219,319
	06	Hacienda y Crédito Público	$21,785,196,894
	07	Defensa Nacional	$22,831,496,500
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	$41,782,679,672
	09	Comunicaciones y Transportes	$23,124,305,335
	10	Economía	$5,403,508,549

	11	Educación Pública	$106,355,088,005
	12	Salud	$20,866,971,465
	13	Marina	$8,899,171,701
	14	Trabajo y Previsión Social	$3,150,708,379
	15	Reforma Agraria	$2,758,759,556
	16	Medio Ambiente y Recursos Naturales	$17,404,217,059
	17	Procuraduría General de la República	$7,154,274,950
	18	Energía	$17,569,043,293
	20	Desarrollo Social	$18,977,482,033
	21	Turismo	$1,458,896,071
	27	Contraloría y Desarrollo Administrativo	$1,164,407,270
	31	Tribunales Agrarios	$533,610,000
	32	Tribunal Federal de Justicia Fiscal y Administrativa	$814,600,000
	36	Seguridad Pública	$7,067,231,446
	37	Consejería Jurídica del Ejecutivo Federal	$66,862,020
	38	Consejo Nacional de Ciencia y Tecnología	$7,935,843,636
C: RAMOS GENERALES			**$785,385,196,595**
		Gasto Programable	
	19	Aportaciones a Seguridad Social	$114,365,390,700
	23	Provisiones Salariales y Económicas	$3,297,177,387
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	$23,915,742,205
	33	Aportaciones Federales para Entidades Federativas y Municipios	$234,618,811,609
	39	Programa de Apoyos para el Fortalecimiento de las Entidades Federativas	$17,000,000,000
		Gasto No Programable	
	24	Deuda Pública	$128,235,408,794
	28	Participaciones a Entidades Federativas y Municipios	$226,676,800,000
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	$0
	30	Adeudos de ejercicios Fiscales Anteriores	$7,037,200,000
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	$30,238,665,900
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**$492,603,503,382**
		Gasto Programable	
	00637	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	$54,580,194,777
	00641	Instituto Mexicano del Seguro Social	$168,785,785,251
	06750	Lotería Nacional para la Asistencia Pública	$1,089,264,000
	09120	Caminos y Puentes Federales de Ingresos y Servicios Conexos	$2,533,759,648
	18164	Comisión Federal de Electricidad	$106,825,649,364
	18500	Luz y Fuerza del Centro	$20,582,310,435
	Petróleos Mexicanos Consolidado		$111,798,100,000
	18572	Petróleos Mexicanos	$13,464,252,718
	18575	PEMEX Exploración y Producción	$45,555,064,251
	18576	PEMEX Refinación	$34,860,607,991
	18577	PEMEX Gas y Petroquímica Básica	$9,818,263,013
		PEMEX Petroquímica Consolidado, que se distribuye para erogaciones de:	
		18578 Petroquímica Corporativo	$2,249,987,911
		18579 Petroquímica Camargo, S.A. de C.V.	$159,940,951
		18580 Petroquímica Cangrejera, S.A. de C.V.	$2,096,308,551
		18581 Petroquímica Cosoleacaque, S.A. de C.V.	$1,057,868,485
		18582 Petroquímica Escolín, S.A. de C.V.	$671,973,437

		18584	Petroquímica Tula, S.A. de C.V.	$262,786,890
		18585	Petroquímica Pajaritos, S.A. de C.V.	$1,601,045,802
		Gasto No Programable		
		Costo Financiero, que se distribuye para erogaciones de:		
		18164	Comisión Federal de Electricidad	$6,219,777,654
			Petróleos Mexicanos Consolidado	$20,188,662,253
		Resta por concepto de subsidios, transferencias y aportaciones a seguridad social incluidas en el gasto de la Administración Pública Centralizada y que cubren parcialmente los presupuestos de las entidades a que se refiere el Anexo 1.D.		**$134,322,694,475**
GASTO NETO TOTAL				**$1,524,845,700,000**

ANEXO 2. EROGACIONES PARA ATENDER A LA POBLACIÓN INDÍGENA

Erogaciones de las dependencias y entidades para atender a la población indígena	$17,447,777,724

ANEXO 3. PROGRAMA DE CIENCIA Y TECNOLOGÍA

Erogaciones de las dependencias y entidades destinadas al Programa de Ciencia y Tecnología	$22,308,411,002

ANEXO 4. PROYECTOS EN EL PROGRAMA PARA EL DESARROLLO DE LA REGIÓN SUR-SURESTE

Entidad Federativa	Proyecto	Cantidad
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		**$4,160,300,000**
Campeche	Cd. del Carmen-Champotón	$256,200,000
Campeche-Tabasco	Villahermosa-Límite Estados Tabasco / Campeche	$140,000,000
Campeche	Libramiento de Champotón	$2,500,000
Chiapas	Ocozocoautla-Arriaga	$165,000,000
Chiapas-Oaxaca	Arriaga-La Ventosa	$140,000,000
Guerrero	Cd. Altamirano Arcelia	$100,000,000
Guerrero	Feliciano-Zihuatanejo (Libramiento Ixtapa y El Chico)	$35,100,000
Guerrero	Iguala-Cd. Altamirano	$50,000,000
Puebla	Amozoc-Perote	$275,000,000
Puebla	Tehuacán-Teotitlán	$14,000,000
Puebla	Libramiento Sur de Puebla	$152,000,000
Puebla	Cuapiaxtla-Cuacnopalan	$21,500,000
Puebla	Aeropuerto de Puebla	$50,000,000
Puebla	Tlaxco-Tejocotal	$340,000,000
Oaxaca	La Ventosa-Salina Cruz	$385,000,000
Oaxaca	Tramo Mitla-Entronque Tequisitlán	$220,000,000
Oaxaca	Tramo Entronque Tequisitlán-Tehuantepec II	$220,000,000
Oaxaca	Oaxaca-Mitla	$115,000,000
Oaxaca	Acceso al Puerto de Salina Cruz	$95,000,000
Oaxaca	Via San Marcos-Zacatepec	$60,000,000
Quintana Roo	Caobas Arroyo-Negro	$92,000,000
Quintana Roo	Entronque a Chetumal-Desviación a Majahual	$154,000,000
Quintana Roo	Escárcega-Chetumal	$135,500,000
Tabasco	Tr. Villahermosa-Teapa	$130,000,000

Tabasco	Entr. Coatzacoalcos-Villahermosa (Entr. Reforma)	$25,000,000
Tabasco	Villahermosa-Tuxtla Gutiérrez Tr. Entr. Gaviotas - Aeropuerto	$25,000,000
Veracruz	Cardel-Tihuatlán (Cardel-Gutiérrez Zamora)	$157,500,000
Veracruz	Libramiento Ferrocarril Córdoba	$90,000,000
Veracruz	Acceso al Puerto de Coatzacoalcos	$45,000,000
Veracruz	Puente Laguna del Ostión	$60,000,000
Yucatán	Periférico de Mérida	$165,000,000
Yucatán	Chencoyi-Umán/Tramo Muná-Umán	$80,000,000
Yucatán	Mérida-Kantunil	$165,000,000
COMISIÓN FEDERAL DE ELECTRICIDAD		**$52,100,000**
Regional	Proyectos de transformación y transmisión de energía eléctrica	$52,100,000
SECRETARÍA DE SALUD		**$37,400,000**
Puebla	Hospitales Integrales con Medicina Tradicional	$37,400,000
SECRETARÍA DE RELACIONES EXTERIORES		**$79,695,884**
Regional	Fortalecer la relación con Centroamérica, impulsar la integración regional y contribuir al desarrollo sustentable de la región sur-sureste de México	$76,088,539
Regional	Conducción y planeación de las actividades	$3,607,345
TOTAL		**$4,329,495,884**

ANEXO 5. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES

Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	$128,235,408,794
Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto	$26,408,439,907
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	$0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	$30,238,665,900
Obligaciones incurridas a través de los programas de apoyo a deudores	$6,452,165,900
Obligaciones surgidas de los programas de apoyo a ahorradores	$23,786,500,000
Total	**$184,882,514,601**

ANEXO 6. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS

Programa	Cantidad
Salarial	$2,731,358,245
Programa de Separación Voluntaria	$0
Fondo de Desastres Naturales	$350,000,000
Fondo de Desincorporación de Entidades	$0
Fondo de Estabilización de los Ingresos Petroleros	$0
Previsiones para el Instituto Federal de Acceso a la Información Pública	$215,819,142
Total	**$3,297,177,387**

ANEXO 7. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL TECNOLÓGICA Y DE ADULTOS

Previsiones para Servicios Personales para los Servicios de Educación Básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos.	$7,649,942,205
Aportaciones para los Servicios de Educación Básica y Normal en el Distrito Federal	$16,265,800,000

ANEXO 8A. RAMO 39 PROGRAMA DE APOYOS PARA EL FORTALECIMIENTO DE LAS ENTIDADES FEDERATIVAS

Entidad Federativa	Cantidad

Totales	**17,000,000,000**
Aguascalientes	163,828,084.0
Baja California	752,833,753.0
Baja California Sur	109,511,516.0
Campeche	196,942,516.0
Chiapas	682,909,616.0
Chihuahua	716,036,992.0
Coahuila	404,027,361.0
Colima	133,775,616.0
Distrito Federal	1,400,910,367.0
Durango	314,322,416.0
Guanajuato	635,996,416.0
Guerrero	454,093,016.0
Hidalgo	347,230,100.0
Jalisco	1,195,337,346.0
México	2,059,969,508.0
Michoacán	579,315,539.0
Morelos	191,322,184.0
Nayarit	202,976,208.0
Nuevo León	777,989,308.0
Oaxaca	400,306,323.0
Puebla	750,934,461.0
Querétaro	263,636,523.0
Quintana Roo	158,763,261.0
San Luis Potosí	334,787,931.0
Sinaloa	492,078,339.0
Sonora	539,107,923.0
Tabasco	413,446,147.0
Tamaulipas	509,572,384.0
Tlaxcala	154,861,369.0
Veracruz	1,064,791,731.0
Yucatán	352,217,377.0
Zacatecas	246,168,369.0

ANEXO 8B. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS

Fondo	**Cantidad**
Fondo de Aportaciones para la Educación Básica y Normal	$145,445,962,373
Fondo de Aportaciones para los Servicios de Salud	$31,163,370,000
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	$22,332,674,996
Fondo de Infraestructura Social Estatal	$2,706,720,206
Fondo de Aportaciones para la Infraestructura Social Municipal	$19,625,954,790
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones *Territoriales del Distrito Federal*	$22,889,205,261
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	$7,271,518,979
Asistencia Social	$3,316,578,015
Infraestructura Educativa	$3,954,940,964
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	$3,016,080,000
Educación Tecnológica	$1,733,744,707
Educación de Adultos	$1,282,335,293

Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	$2,500,000,000
Total	**$234,618,811,609**

ANEXO 9. PREVISIONES SALARIALES Y ECONÓMICAS

Ramo	Incrementos a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	TOTAL
	I	II	III	
02 Presidencia de la República	$21,070,000	$0	$11,610,000	$32,680,000
04 Gobernación	$81,540,000	$47,580,000	$2,880,000	$132,000,000
05 Relaciones Exteriores	$26,450,000	$0	$640,000	$27,090,000
06 Hacienda y Crédito Público	$377,920,000	$0	$12,040,000	$389,960,000
07 Defensa Nacional	$645,180,000	$0	$0	$645,180,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	$198,800,000	$0	$155,110,000	$353,910,000
09 Comunicaciones y Transportes	$127,810,000	$0	$2,290,000	$130,100,000
10 Economía	$71,010,984	$0	$22,690,000	$93,700,984
11 Educación Pública	$2,103,947,686	$200,000,000	$794,520,109	$3,098,467,795
12 Salud	$341,340,000	$0	$42,050,000	$383,390,000
13 Marina	$212,460,000	$0	$230,000	$212,690,000
14 Trabajo y Previsión Social	$41,090,000	$0	$10,540,000	$51,630,000
15 Reforma Agraria	$40,290,000	$0	$4,820,000	$45,110,000
16 Medio Ambiente y Recursos Naturales	$169,790,000	$55,000,000	$138,880,000	$363,670,000
17 Procuraduría General de la República	$159,600,000	$402,000,000	$2,230,000	$563,830,000
18 Energía	$15,450,000	$0	$4,340,000	$19,790,000
20 Desarrollo Social	$58,204,657	$0	$35,880,039	$94,084,696
21 Turismo	$13,180,000	$0	$250,000	$13,430,000
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	$6,443,943,755	$335,000,000	$870,998,450	$7,649,942,205
Ramo	$897,735,646	$0	$105,744,878	$1,003,480,524
Fondo de Aportaciones para la Educación Básica y Normal	$5,437,424,354	$335,000,000	$741,375,122	$6,513,799,476
Fondo de Aportaciones para la Educación Tecnológica y de Adultos	$108,783,755	$0	$23,878,450	$132,662,205
27 Contraloría y Desarrollo Administrativo	$34,394,100	$0	$1,440,000	$35,834,100
31 Tribunales Agrarios	$15,580,000	$0	$630,000	$16,210,000
32 Tribunal Federal de Justicia Fiscal y Administrativa	$23,800,012	$0	$699,998	$24,500,010
33 Aportaciones Federales para Entidades Federativas y Municipios	$964,170,000	$0	$10,000,000	$974,170,000
Fondo de Aportaciones para los Servicios de Salud	$964,170,000	$0	$10,000,000	$974,170,000

36	Seguridad Pública	$132,400,000	$260,000,000	$10,300,000	$402,700,000
37	Consejería Jurídica del Ejecutivo Federal	$1,740,000	$4,232,020	$90,000	$6,062,020
38	Consejo Nacional de Ciencia y Tecnología	$72,640,000	$4,515,093	$287,260,000	$364,415,093

ANEXO 10. LÍMITES DE PERCEPCIÓN ORDINARIA NETA MENSUAL

Indicador de grupo jerárquico	Puestos de referencia	Valor del puesto por grado de responsabilidad expresada en puntos		Percepción ordinaria neta mensual (sueldo base más compensación garantizada)	
		Mínimo	Máximo	Mínimo	Máximo
	Enlace			10,667.08	15,680.62
O	Jefatura de Departamento	305	460	14,200.05	25,989.40
N	Subdirección de Área	461	700	20,211.78	43,541.30
M	Dirección de Área	701	970	36,544.20	85,858.60
L	Dirección General Adjunta o Titular de Entidad	971	1216	60,421.90	112,864.70
K	Dirección General y Coordinación General o Titular de Entidad	1217	1496	81,695.85	139,834.50
J	Jefatura de Unidad o Titular de Entidad	1497	1840	109,662.40	146,257.20
I	Titular de Entidad	1841	3200	138,999.09	145,355.51
H	Subsecretaría de Estado y Oficialía Mayor o Titular de Entidad	3201	4896	138,999.09	151,893.63
G	Secretaría de Estado o Titular de Entidad	4897	7442	149,327.27	
	Presidente de la República			155,042.30	

ANEXO 11. MONTOS MÁXIMOS PARA ADJUDICACIONES MEDIANTE INVITACIÓN A CUANDO MENOS TRES PERSONAS O MEDIANTE ADJUDICACIONES DIRECTAS

ADQUISICIONES, ARRENDAMIENTOS Y SERVICIOS			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios (miles de pesos)		Monto máximo total de cada operación que podrá adjudicarse directamente (miles de pesos)	Monto máximo total de cada operación que podrá adjudicarse habiendo invitado a cuando menos tres personas (miles de pesos)
Mayor de	Hasta		
	15,000	110	420
15,000	30,000	130	630
30,000	50,000	150	840
50,000	100,000	170	1060
100,000	150,000	190	1300
150,000	250,000	210	1500
250,000	350,000	230	1630
350,000	450,000	250	1800
450,000	600,000	260	2000
600,000	750,000	280	2100
750,000	1,000,000	300	2270

ANEXO 12. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO

12.A. Nuevos proyectos

Ramo	Inversión Directa	Inversión Condicionada	Total
Comisión Federal de Electricidad	$12,930,100,000	$7,953,600,000	$20,883,700,000

12.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa

Entidad	Monto
Comisión Federal de Electricidad	$106,272,400,000
Petróleos Mexicanos	$733,017,500,000
TOTAL	**$839,289,900,000**

12.C. Compromisos por proyectos autorizados en ejercicios fiscales anteriores y nuevos proyectos de inversión directa

Entidad	Proyectos autorizados hasta el 2002		Monto total incluyendo nuevos proyectos 2003
	Monto total 2002	Compromisos hasta 2002	
Comisión Federal de Electricidad	$106,105,900,000	$50,129,100,000	$119,202,500,000
Petróleos Mexicanos	$639,525,700,000	$258,613,900,000	$733,017,500,000
TOTAL	**$745,631,600,000**	**$308,743,000,000**	**$852,220,000,000**

12.D. Monto máximo de compromisos de proyectos de inversión condicionada

Entidad	Monto inicial 2003	Monto al término de 2003
Comisión Federal de Electricidad	$59,722,500,000	$48,827,100,000
Petróleos Mexicanos	$6,992,000,000	$5,959,000,000
TOTAL	**$66,714,500,000**	**$54,786,100,000**

12.E. Proyectos que tienen efectos en el gasto del ejercicio fiscal 2003

Entidad	Inversión física	Costo financiero
Comisión Federal de Electricidad	$3,103,900,000	$3,945,900,000
Petróleos Mexicanos	$16,632,400,000	$11,124,800,000
TOTAL	**$19,736,300,000**	**$15,070,700,000**

ANEXO 13. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO
Apoyos a la Inversión Financiera (BANRURAL)
Apoyos a la Inversión Financiera (FOCIR)
Apoyos a la Inversión Financiera (FONDO)
Apoyos a la Inversión Financiera (FEFA)
Apoyos a la Inversión Financiera (FEGA)
Apoyos a la Inversión Financiera (FOPESCA)
Programa Especial de Crédito y Subsidio para la Vivienda (SHF y FOVI)
SECRETARÍA DE AGRICULTURA, GANADERÍA, DESARROLLO RURAL, PESCA Y ALIMENTACIÓN
Subsidio a la Prima del Seguro Agropecuario
Programa Integral de Agricultura Sostenible y Reconversión Productiva en Zonas con Siniestralidad Recurrente
Programa de Reconversión Productiva a través de Alianza para el Campo
Programa de Integración de Cadenas Agroalimentarias y de Pesca a través de Alianza para el Campo
Programa de Atención a Factores Críticos a través de Alianza para el Campo
Programa de Atención a Grupos y Regiones Prioritarios a través de Alianza para el Campo

Programa Ley de Capitalización del PROCAMPO	
Programa de Apoyos Directos al Productor PROCAMPO	
Programa de Apoyos Directos al Productor por Excedentes de Comercialización para Reconversión Productiva; Integración de Cadenas Agroalimentarias; y, Atención a Factores Críticos.	
	Apoyos Directos al Productor
	Apoyos para la Pignoración
	Apoyos para la Conversión de Cultivos
	Apoyos para la Adquisición de Coberturas de Precios Agropecuarios
Programa de Apoyos a la Competitividad por Ramas de Producción	
Programa Ganadero (PROGAN)	
Programa de Adquisición de Derechos de Uso del Agua	
Programa de Apoyo a las Organizaciones Sociales Agropecuarias y Pesqueras	
Programa de Apoyo para Acceder al Sistema Financiero Rural	
Fondo para Atender a la Población Rural Afectada por Contingencias Climatológicas	
SECRETARÍA DE ECONOMÍA	
Programa Marcha Hacia el Sur	
Programa de Encadenamientos Productivos	
Programa de Centros de Distribución en Estados Unidos	
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)	
Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)	
Fideicomiso de Fomento Minero (FIFOMI)	
Programa Centro para el Desarrollo de la Competitividad Empresarial (CETRO) y Centros Regionales para la Competitividad Empresarial (CRECES)	
Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa	
Fondo de Apoyo para el Acceso al Financiamiento de las Micro, Pequeñas y Medianas Empresas	
Programa Nacional de Financiamiento al Microempresario	
Comité Nacional de Productividad e Innovación Tecnológica (COMPITE)	
SECRETARÍA DE EDUCACIÓN PÚBLICA	
Programas del Consejo Nacional de Fomento Educativo (CONAFE)	
Programas del Instituto Nacional para la Educación de los Adultos (INEA)	
Programas de la Comisión Nacional del Deporte (CONADE)	
Programas del Consejo Nacional para la Cultura y las Artes (CONACULTA)	
Programa de Mejoramiento del Profesorado (PROMEP)	
Programa Nacional de Becas y Financiamiento (PRONABES)	
Programa Escuelas de Calidad	
Programa Fondo de Modernización para la Educación Superior (FOMES)	
Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación de la ANUIES (FIUPEA)	
Programa Fondo de Fomento a la Innovación en la Educación Básica	
Programa de Integración Educativa	
Programa de Investigación e Innovación "La Gestión en la Escuela Primaria"	
Programa de Mejoramiento Institucional de las Escuelas Normales Públicas	
SECRETARÍA DE SALUD	
Programa Salud para Todos (Seguro Popular de Salud)	
Programa Comunidades Saludables	
Programa IMSS-Oportunidades	
Programas de Atención a Personas con Discapacidad a cargo del DIF	
Programas de Atención a Población en Desamparo a cargo del DIF	
Programa Cruzada Nacional por la Calidad de los Servicios de Salud	

SECRETARÍA DEL TRABAJO Y PREVISIÓN SOCIAL	
Programa de Apoyo a la Capacitación (PAC)	
Programa de Apoyo al Empleo (PAE)	
SECRETARÍA DE LA REFORMA AGRARIA	
Fondo para el Apoyo a Proyectos Productivos (FAPPA)	
Programa de la Mujer en el Sector Agrario (PROMUSAG)	
SECRETARÍA DE MEDIO AMBIENTE Y RECURSOS NATURALES	
Programa de Desarrollo Forestal (PRODEFOR)	
Programa de Plantaciones Forestales Comerciales (PRODEPLAN)	
Programa de Desarrollo Regional Sustentable	
Programas de Infraestructura Hidroagrícola y de Agua Potable, Alcantarillado y Saneamiento a cargo de la Comisión Nacional del Agua	
Programa de Desarrollo Institucional Ambiental	
SECRETARÍA DE DESARROLLO SOCIAL	
Programa para el Desarrollo Local (Microrregiones), con las siguientes modalidades:	
	Microrregiones
	Zonas de Alta Marginación
	Identidad Jurídica
Programa para el Desarrollo de los Pueblos y Comunidades Indígenas, con las siguientes modalidades:	
	Infraestructura Social
	Proyectos Productivos
	Capacitación
	Fondos Regionales
Programa Opciones Productivas, con las siguientes modalidades:	
	Apoyo a la Palabra
	Crédito Social
	Crédito Productivo para Mujeres
	Integración Productiva
	Agencias de Desarrollo Local
	Acompañamiento y Formación Empresarial
	Ahorrando Contigo
Programa Hábitat	
	Mejoramiento de Barrios
	Superación de la Pobreza Urbana
	Mujeres Jefas de Familia
	Reserva de Suelo
	Ordenamiento del Territorio
	Agencias de Desarrollo Hábitat
Programa de Incentivos Estatales	
Programa de Atención a Jornaleros Agrícolas	
Programa Jóvenes por México	
Programa Iniciativa Ciudadana 3x1	
Programa de Ahorro, Subsidio y Crédito para la Vivienda Progresiva "Tu Casa", con las siguientes modalidades:	
	Mejoramiento de la Vivienda
	Créditos para la Vivienda Popular
	Subsidios para Vivienda
Programa de Abasto Social de Leche a cargo de Liconsa S.A. de C.V.	
Programa Tortilla a cargo de Liconsa S.A. de C.V.	
Programa Abasto Rural a cargo de Diconsa S.A. de C.V.	
Programa de Coinversión Social	

Programas del Instituto Nacional Indigenista (INI)
Programas del Fondo Nacional para el Fomento de las Artesanías (FONART)
Programas del Instituto Nacional de las Personas Adultas Mayores (INAPAM)
CONSEJO NACIONAL DE CIENCIA Y TECNOLOGÍA
Programas del Consejo Nacional de Ciencia y Tecnología (CONACYT)
OTROS PROGRAMAS
Programa de Desarrollo Humano Oportunidades
Programa Empleo Temporal (PET)
Fondo de Desastres Naturales (FONDEN)

ANEXO 13A. IMPORTE DE LOS PROGRAMAS DE LA SAGARPA SUJETOS A REGLAS DE OPERACIÓN

SECRETARÍA DE AGRICULTURA, GANADERÍA, DESARROLLO RURAL, PESCA Y ALIMENTACIÓN	**$32,506,724,400**
Subsidio a la Prima del Seguro Agropecuario	$347,400,000
Programa Integral de Agricultura Sostenible y Reconversión Productiva en Zonas con Siniestralidad Recurrente	$612,070,000
Programa de Reconversión Productiva a través de Alianza para el Campo	$1,562,575,000
Programa de Integración de Cadenas Agroalimentarias y de Pesca a través de Alianza para el Campo	$1,562,575,000
Programa de Atención a Factores Críticos a través de Alianza para el Campo	$1,562,575,000
Programa de Atención a Grupos y Regiones Prioritarios a través de Alianza para el Campo	$1,562,575,000
Programa Ley de Capitalización del PROCAMPO	$500,000,000
Programa de Apoyos Directos al Productor PROCAMPO	$13,691,300,000
Programa de Apoyos Directos al Productor por Excedentes de Comercialización para Reconversión Productiva; Integración de Cadenas Agroalimentarias; y, Atención a Factores Críticos	$6,405,654,400
Apoyos Directos al Productor	$4,655,654,400
Apoyos para la Pignoración	$500,000,000
Apoyos para la Conversión de Cultivos	$750,000,000
Apoyos para la Adquisición de Coberturas de Precios Agropecuarios	$500,000,000
Programa de Apoyos a la Competitividad por Ramas de Producción	$1,630,000,000
Programa Ganadero (PROGAN)	$1,500,000,000
Programa de Adquisición de Derechos de Uso del Agua	$460,000,000
Programa de Apoyo a las Organizaciones Sociales Agropecuarias y Pesqueras	$250,000,000
Programa de Apoyo para Acceder al Sistema Financiero Rural	$560,000,000
Fondo para Atender a la Población Rural Afectada por Contingencias Climatológicas	$300,000,000

ANEXO 13B. IMPORTE DE LAS MODALIDADES DEL PROGRAMA PARA EL DESARROLLO DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS SUJETO A REGLAS DE OPERACIÓN

DEPENDENCIA	IMPORTE
PROGRAMA PARA EL DESARROLLO DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS	**$1,800,000,000**
Infraestructura Social	$1,154,000,000
Proyectos Productivos	$139,000,000
Capacitación	$97,000,000
Fondos Regionales	$410,000,000

ANEXO 14. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES

Secretaría de Desarrollo Social	$8,805,130,000
Secretaría de Educación Pública	$10,999,518,895
Secretaría de Salud	$2,375,851,096
Programa IMSS-Oportunidades	$327,735,381
TOTAL	**$22,508,235,372**

ANEXO 15A. AMPLIACIONES POR MODIFICACIÓN DE LA RECAUDACIÓN FEDERAL PARTICIPABLE

28 Participaciones a Entidades Federativas y Municipios	$902,400,000.0
33 Aportaciones Federales para Entidades Federativas y Municipios	$165,630,272.0
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	$70,477,495.0
Fondo de Infraestructura Social Estatal	$8,541,867.0
Fondo de Aportaciones para la Infraestructura Social Municipal	$61,935,628.0
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	$72,233,798.0
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	$22,918,979.0
Asistencia Social	$10,478,015.0
Infraestructura Educativa	$12,440,964.0

ANEXO 15B. REASIGNACIONES PRESUPUESTARIAS (AMPLIACIONES)

	Cámara de Senadores	$89,367,209.0
03	Poder Judicial	$800,000,000.0
	Suprema Corte de Justicia de la Nación	$82,429,298.0
	Consejo de la Judicatura Federal	$672,371,067.0
	Tribunal Electoral del Poder Judicial de la Federación	$45,199,635.0
05	Relaciones Exteriores	$150,000,000.0
06	Hacienda y Crédito Público	$1,000,000,000.0
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	$8,602,600,000.0
09	Comunicaciones y Transportes	$3,500,000,000.0
10	Economía	$400,000,000.0
11	Educación Pública	$3,416,947,795.0
12	Salud	$900,000,000.0
15	Reforma Agraria	$797,400,000.0
16	Medio Ambiente y Recursos Naturales	$3,400,000,000.0
20	Desarrollo Social	$646,000,000.0
38	Consejo Nacional de Ciencia y Tecnología	$300,000,000.0
19	Aportaciones a Seguridad Social	$3,772,000,000.0
23	Provisiones Salariales y Económicas	$215,819,142.0
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	$2,523,052,205.0
33	Aportaciones Federales para Entidades Federativas y Municipios	$165,630,272.0
28	Participaciones a Entidades Federativas y Municipios	$902,400,000.0
00637	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	$100,000,000.0
00641	Instituto Mexicano del Seguro Social	$4,772,000,000.0
39	Programa de Apoyos para el Fortalecimiento de las Entidades Federativas	$17,000,000,000.0
Entidad Federativa		
Aguascalientes		$163,828,084.0
Baja California		$752,833,753.0
Baja California Sur		$109,511,516.0
Campeche		$196,942,516.0
Chiapas		$682,909,616.0
Chihuahua		$716,036,992.0

Coahuila	$404,027,361.0
Colima	$133,775,616.0
Distrito Federal	$1,400,910,367.0
Durango	$314,322,416.0
Guanajuato	$635,996,416.0
Guerrero	$454,093,016.0
Hidalgo	$347,230,100.0
Jalisco	$1,195,337,346.0
México	$2,059,969,508.0
Michoacán	$579,315,539.0
Morelos	$191,322,184.0
Nayarit	$202,976,208.0
Nuevo León	$777,989,308.0
Oaxaca	$400,306,323.0
Puebla	$750,934,461.0
Querétaro	$263,636,523.0
Quintana Roo	$158,763,261.0
San Luis Potosí	$334,787,931.0
Sinaloa	$492,078,339.0
Sonora	$539,107,923.0
Tabasco	$413,446,147.0
Tamaulipas	$509,572,384.0
Tlaxcala	$154,861,369.0
Veracruz	$1,064,791,731.0
Yucatán	$352,217,377.0
Zacatecas	$246,168,369.0
Previsiones para Servicios Personales para los Servicios de Educación Básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos.	$2,523,052,205.0

ANEXO 15C. REDUCCIONES PRESUPUESTARIAS

	Cámara de Senadores	$89,367,279.0
	Auditoría Superior de la Federación	$32,375,835.0
	Suprema Corte de Justicia de la Nación	$573,431,004.0
	Consejo de la Judicatura Federal	$5,065,999,050.0
	Tribunal Electoral del Poder Judicial de la Federación	$335,251,382.0
22	Instituto Federal Electoral	$720,513,039.0
04	Gobernación	$346,823,132.0
05	Relaciones Exteriores	$203,170,681.0
06	Hacienda y Crédito Público	$1,541,263,106.0
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	$774,820,328.0
09	Comunicaciones y Transportes	$645,378,349.0
10	Economía	$307,931,451.0
11	Educación Pública	$1,433,479,790.0
12	Salud	$170,118,535.0
13	Marina	$5,618,299.0
14	Trabajo y Previsión Social	$187,521,621.0

15	Reforma Agraria	$112,050,444.0
16	Medio Ambiente y Recursos Naturales	$347,652,941.0
17	Procuraduría General de la República	$15,913,050.0
18	Energía	$50,186,924.0
20	Desarrollo Social	$468,702,663.0
21	Turismo	$35,333,929.0
27	Contraloría y Desarrollo Administrativo	$268,645,972.0
36	Seguridad Pública	$20,968,554.0
19	Aportaciones a Seguridad Social	$1,305,000,000.0
23	Provisiones Salariales y Económicas	$2,089,552,796.0
30	Adeudos de Ejercicios Fiscales Anteriores	$5,198,600,000.0
00637	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	$44,241,703.0
00641	Instituto Mexicano del Seguro Social	$147,214,749.0
09120	Caminos y Puentes Federales de Ingresos y Servicios Conexos	$18,885,573.0
18164	Comisión Federal de Electricidad	$99,350,636.0
18500	Luz y Fuerza del Centro	$51,589,565.0
18572	Petróleos Mexicanos	$1,102,710,221.0
18575	PEMEX Exploración y Producción	$587,654,677.0
18576	PEMEX Refinación	$570,384,245.0
18577	PEMEX Gas y Petroquímica Básica	$35,312,726.0
	PEMEX Petroquímica Consolidado, que se distribuye para erogaciones de:	
	18578 Petroquímica Corporativo	$11,913,018.0
	18579 Petroquímica Camargo, S.A. de C.V.	$846,840.0
	18580 Petroquímica Cangrejera, S.A. de C.V.	$11,099,332.0
	18581 Petroquímica Cosoleacaque, S.A. de C.V.	$5,601,100.0
	18582 Petroquímica Escolín, S.A. de C.V.	$3,557,900.0
	18584 Petroquímica Tula, S.A. de C.V.	$1,391,379.0
	18585 Petroquímica Pajaritos, S.A. de C.V.	$8,477,062.0

ANEXO 16. PROGRAMA CARRETERO

Concepto	**Monto (millones de pesos)**
Infraestructura Carretera	**3,500.0**
Sabacuy-Entronque Escárcega-Villahermosa (Camp.)	70.0
Santa Adelaida-Palizada (Camp.)	25.0
Escárcega-Xpujil (Camp.)	95.0
Libramiento Poniente Saltillo (Coah.)	50.0
Modernización Zaragoza-Acuña (Coah.)	50.0
Paso a desnivel IBERO Torreón (Coah.)	35.0
Paso a desnivel Carr. 30 Libramiento Pte. Monclova (Coah.)	35.0
Colima-Cerro de Ortega (Col.)	50.0
Juárez - Janos (Chih.)	40.0
Madera - Zahuaripa (Chih.)	40.0
Puente Chiapas (Chis.)	95.0
Puente San Cristóbal (Chis.)	95.0
Ocozocuautla - Las Choapas (Chis.)	190.0

Durango- Mazatlán (Dgo.)	475.0
Tlapa-Marquelia (Gro.)	140.0
Acapulco-Lázaro Cárdenas (Gro.)	140.0
Puente Barra Vieja- Lomas Chapultepec (Gro.)	10.0
Arco Norte Hidalgo (Hgo.)	150.0
Jorobas-Tula (Hgo.)	100.0
Morelia Aeropuerto (Mich.)	140.0
Villa Victoria-Paso de Arriero-Paso de Potrerillos (Mich.)	50.0
México-Nogales Crucero a San Blas a la Concha (Nay.)	50.0
Doctor Arroyo de Nuevo León - Miquihuana (Tamps.)	20.0
Amozoc - Perote (Pue.)	100.0
Tlaxco - Huauchinango (Pue.)	150.0
Tehuacán - Teotitlán (Pue.)	50.0
Coapiaxtla - Coacnopalan (Pue.)	25.0
Chetumal - Desviación Majahual (Q.R.)	50.0
Las ovejas - Apartadero - San Joaquín (Qro.)	45.0
Camino el Llano - San Pedro Escanela (Qro.)	8.0
San Miguel Las Palmas - Peñamiller (Qro.)	30.0
Villahermosa- Cd. del Carmen (Tab.)	30.0
Raudales Malpaso - El Bellote (Tab.)	100.0
Periférico Municipal de Tlaxcala (Tlax.)	75.0
México- Tuxpan (Ver.)	154.0
Zacatecas- San Luis Potosí (Zac.)	150.0
Punto conflicto vial Casa Solar - Central camionera (Zac.)	20.0
Comunidades Indígenas:	368.0
Maravillas-Talea de Castro (Oax.)	30.0
EC Tuxtepec-Palomares (Oax.)	40.0
EC-Mitla-Zacatepec (Oax.)	40.0
Rio Grande Jiquila (Oax.)	30.0
Chachalaca -Villa Alta- Lachixila (Oax.)	10.0
Larráinzar - Santiago El Pinar (Chis.)	80.0
Mitontic -Zivaltic - Chuchuntom (Chis.)	58.0
Chulum - Juárez (Chis.)	30.0
Larráinzar - Aldama (Chis.)	25.0
Ramal Montecristo de Guerrero (Chis.)	25.0

Aquellos proyectos de infraestructura carretera que estén duplicados en los anexos 4 y 16 de este Presupuesto, habrá de destinárseles para efectos de la asignación presupuestaria, aquella cantidad que contemple el monto mayor de recursos en los anexos referidos.

Se le dará prioridad en la asignación de recursos, a aquellos proyectos de los anexos 4 y 16 de este Presupuesto que no cuenten con fuentes de financiamiento alterno a los recursos destinados en este Presupuesto.

Los proyectos que cuenten con financiamiento alterno al de este Presupuesto serán ejecutados con aquellos recursos que se contemplan en sus fuentes alternas de financiamiento.

Reasignaciones de Gasto por Secretaría 2003
(Pesos)

Concepto	Nuevo
Total	**47,623,819,142**
Relaciones Exteriores	150,000,000

SHCP		1,000,000,000
	Apoyo a ahorradores	1,000,000,000
SAGARPA		8,602,600,000
	Recursos al campo y pesca	8,602,600,000
SCT		3,500,000,000
	Carreteras (Infraestructura)	3,500,000,000
Economía		400,000,000
	Microempresas Rurales	400,000,000
SEP		3,540,000,000
	Apoyo a educación tecnológica	1,220,000,000
	Universidades	2,020,000,000
	UNAM	620,000,000
	Educación Superior en los Estados	1,000,000,000
	IPN	300,000,000
	UAM	100,000,000
	Centros de Investigación	300,000,000
Salud		900,000,000
	IMSS-Solidaridad	300,000,000
	Mujeres y otros Programas	600,000,000
SRA		797,400,000
SEMARNAT		3,300,000,000
	CNA (Infraestructura Hidráulica)	3,300,000,000
SEDESOL		646,000,000
	Hábitat, Liconsa y otros	346,000,000
	Indígenas	300,000,000
Provisiones Salariales		215,819,142
	Instituto Federal de Acceso a la Información	215,819,142
Ramo 25		2,700,000,000
	Apoyo a la Educación Básica	2,700,000,000
Ramo 39		17,000,000,000
	PAFEF	17,000,000,000
IMSS		4,772,000,000
	Medicamentos e infraestructura	1,000,000,000
	Pensiones en Curso de Pago	3,772,000,000
ISSSTE		100,000,000

Las cifras presentadas en este cuadro representan el monto neto de los anexos 15B y 15C.

Reasignaciones de Gasto 2003
(Pesos)

Concepto	Nuevo
Total	**47,623,819,142**

PAFEF	17,000,000,000
CAMPO (Recursos al campo y pesca)	13,100,000,000
SAGARPA	8,602,600,000
CNA (Infraestructura Hidráulica)	3,300,000,000
SRA	797,400,000
Microempresas Rurales	400,000,000
Educación	6,240,000,000
Apoyo a la Educación Básica (Ramo 25)	2,700,000,000
Ramo 11	3,540,000,000
Apoyo a educación tecnológica	1,220,000,000
Universidades	2,020,000,000
UNAM	620,000,000
Educación Superior en los Estados	1,000,000,000
IPN	300,000,000
UAM	100,000,000
Centros de Investigación	300,000,000
Carreteras (Infraestructura)	3,500,000,000
Salud y Seguridad Social	5,772,000,000
IMSS	4,772,000,000
Medicamentos e infraestructura	1,000,000,000
Pensiones en Curso de Pago	3,772,000,000
ISSSTE	100,000,000
IMSS-Solidaridad	300,000,000
Salud (Mujeres y otros Programas)	600,000,000
Ahorradores	1,000,000,000
SEDESOL	346,000,000
Relaciones Exteriores	150,000,000
Ramo 23 (Instituto Federal de Acceso a la Información)	215,819,142
Indígenas	300,000,000

Las cifras presentadas en este cuadro representan el monto neto de los anexos 15B y 15C.

SALON DE SESIONES DE LA CAMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D.F., a 15 de diciembre de 2002.- **Beatriz Elena Paredes Rangel**, Diputada Presidenta.- **Rodolfo Dorador Pérez Gavilán**, Diputado Secretario.- Rúbricas".

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los veintisiete días del mes de diciembre de dos mil dos.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Santiago Creel Miranda**.- Rúbrica.

SEGUNDA SECCION
SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2003.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

LEY DE INGRESOS DE LA FEDERACION PARA EL EJERCICIO FISCAL DE 2003

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2003, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,062,001.4***
I. Impuestos:	**790,041.8**
1. Impuesto sobre la renta.	352,947.2
2. Impuesto al activo.	11,500.1
3. Impuesto al valor agregado.	225,154.3
4. Impuesto especial sobre producción y servicios:	148,412.2
A. Gasolina, diesel, gas natural y gas licuado de petróleo, para combustión automotriz.	120,980.2
B. Bebidas alcohólicas.	3,448.7
C. Cervezas y bebidas refrescantes.	11,590.9
D. Tabacos labrados.	11,249.3
E. Telecomunicaciones.	975.0
F. Aguas, refrescos y sus concentrados.	168.1
5. Impuesto sobre tenencia o uso de vehículos.	12,707.8
6. Impuesto sobre automóviles nuevos.	5,030.8
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	0.0
9. Impuestos al comercio exterior:	25,538.7
A. A la importación.	25,538.7
B. A la exportación.	0.0

10. Impuesto sustitutivo del crédito al salario.		1,802.0
11. Impuesto a la venta de bienes y servicios suntuarios.		250.0
12. Accesorios.		6,698.7
II.	**Contribuciones de mejoras:**	**16.0**
	Contribución de mejoras por obras públicas de infraestructura hidráulica.	16.0
III.	**Derechos:**	**198,845.0**
	1. Servicios que presta el Estado en funciones de derecho público:	6,394.1
	A. Secretaría de Gobernación.	1,019.2
	B. Secretaría de Relaciones Exteriores.	1,334.5
	C. Secretaría de la Defensa Nacional.	33.2
	D. Secretaría de Marina.	0.0
	E. Secretaría de Hacienda y Crédito Público.	1,083.8
	F. Secretaría de Contraloría y Desarrollo Administrativo.	0.5
	G. Secretaría de Energía.	1.7
	H. Secretaría de Economía.	51.3
	I. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	110.3
	J. Secretaría de Comunicaciones y Transportes.	2,355.4
	K. Secretaría de Medio Ambiente y Recursos Naturales.	41.3
	L. Secretaría de Educación Pública.	252.0
	M. Secretaría de Salud.	63.6
	N. Secretaría del Trabajo y Previsión Social.	0.6
	Ñ. Secretaría de la Reforma Agraria.	34.3
	O. Secretaría de Turismo.	0.9
	P. Secretaría de Seguridad Pública.	11.5
	2. Por el uso o aprovechamiento de bienes del dominio público:	7,458.8
	A. Secretaría de Hacienda y Crédito Público.	0.2
	B. Secretaría de Contraloría y Desarrollo Administrativo.	22.2
	C. Secretaría de Economía.	264.2
	D. Secretaría de Comunicaciones y Transportes.	2,214.2
	E. Secretaría de Medio Ambiente y Recursos Naturales.	4,958.0
	3. Derecho sobre la extracción de petróleo.	126,801.4
	4. Derecho extraordinario sobre la extracción de petróleo.	55,768.1
	5. Derecho adicional sobre la extracción de petróleo.	2,422.6
	6. Derecho sobre hidrocarburos.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**	**267.7**
V.	**Productos:**	**5,254.6**
	1. Por los servicios que no correspondan a funciones de derecho público.	188.7
	2. Derivados del uso, aprovechamiento o enajenación de bienes del dominio privado:	5,065.9

A. Explotación de tierras y aguas.	0.0
B. Arrendamiento de tierras, locales y construcciones.	8.1
C. Enajenación de bienes:	929.9
a) Muebles.	830.4
b) Inmuebles.	99.5
D. Intereses de valores, créditos y bonos.	2,642.3
E. Utilidades:	1,410.3
a) De organismos descentralizados y empresas de participación estatal.	0.0
b) De la Lotería Nacional para la Asistencia Pública.	491.5
c) De Pronósticos para la Asistencia Pública.	888.7
d) Otras.	30.1
F. Otros.	75.3
VI. Aprovechamientos:	**67,576.3**
1. Multas.	512.8
2. Indemnizaciones.	300.2
3. Reintegros:	92.9
A. Sostenimiento de las Escuelas Artículo 123.	29.6
B. Servicio de Vigilancia Forestal.	0.0
C. Otros.	63.3
4. Provenientes de obras públicas de infraestructura hidráulica.	1,236.6
5. Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
6. Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
7. Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
8. Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
9. Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
10. 5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11. Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	2,139.4
12. Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	209.6
13. Regalías provenientes de fondos y explotaciones mineras.	0.0
14. Aportaciones de contratistas de obras públicas.	17.9
15. Destinados al Fondo para el Desarrollo Forestal:	3.0

A. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
B. De las reservas nacionales forestales.	0.0
C. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
D. Otros conceptos.	3.0
16. Cuotas Compensatorias.	274.8
17. Hospitales Militares.	0.0
18. Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
19. Recuperaciones de capital:	24,839.3
A. Fondos entregados en fideicomiso, a favor de entidades federativas y empresas públicas.	0.0
B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	0.0
C. Inversiones en obras de agua potable y alcantarillado.	0.0
D. Desincorporaciones.	21,150.0
E. Otros.	3,689.3
20. Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	11.0
21. Rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios.	6,061.1
22. Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
23. No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
24. Otros:	31,877.7
A. Remanente de operación del Banco de México.	0.0
B. Utilidades por Recompra de Deuda.	3,850.0
C. Rendimiento mínimo garantizado.	10,012.3
D. Otros.	18,015.4
B. INGRESOS DE ORGANISMOS Y EMPRESAS	***411,555.5***
VII. Ingresos de organismos y empresas:	**312,650.3**
1. Ingresos propios de organismos y empresas:	312,650.3
A. Petróleos Mexicanos.	152,127.0
B. Comisión Federal de Electricidad.	121,511.1
C. Luz y Fuerza del Centro.	4,142.9
D. Caminos y Puentes Federales de Ingresos y Servicios Conexos.	2,587.6
E. Lotería Nacional para la Asistencia Pública.	1,089.3
F. Instituto Mexicano del Seguro Social.	5,743.7

G. Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	25,448.7
2. Otros ingresos de empresas de participación estatal.	0.0
VIII. Aportaciones de seguridad social:	**98,905.2**
1. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
2. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	98,905.2
3. Cuotas del Sistema de Ahorro para el Retiro a cargo de los Patrones.	0.0
4. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
5. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C. INGRESOS DERIVADOS DE FINANCIAMIENTOS	***51,288.8***
IX. Ingresos derivados de financiamientos:	**51,288.8**
1. Endeudamiento neto del Gobierno Federal:	82,156.4
A. Interno.	82,156.4
B. Externo.	0.0
2. Otros financiamientos:	18,421.3
A. Diferimiento de pagos.	18,421.3
B. Otros.	0.0
3. Superávit de organismos y empresas de control presupuestario directo (se resta).	49,288.9
TOTAL:	**1,524,845.7**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio 2003, se estima una recaudación federal participable por 893 mil 307.0 mil millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 35 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2003, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2003, en términos monetarios, del Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el **Diario Oficial de la Federación** el 31 de diciembre de 1968 y cuyo pago se regula en el decreto publicado el 10 de octubre de 2002, ascenderá al equivalente de la cantidad de 2,466.2 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar, ejercer y autorizar créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003, por un monto de endeudamiento neto interno hasta por 99 mil millones de pesos. Este monto considera el financiamiento del Gobierno Federal contemplado en el artículo 1o. de esta Ley por un monto de 82 mil 156.4 millones de pesos, así como recursos para cubrir la diferencia entre el valor de colocación y el valor nominal de la deuda pública, y margen solicitado por un monto conjunto de 16 mil 843.6 millones de pesos. Asimismo, podrá contratar endeudamiento interno adicional al autorizado, siempre que los recursos obtenidos se destinen íntegramente a la disminución de la deuda pública externa. Para el cómputo de lo anterior, se utilizará el tipo de cambio que publique el Banco de México en el **Diario Oficial de la Federación** y que se haya determinado el último día hábil bancario del ejercicio fiscal del año 2003.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal del año 2003, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el presente ejercicio.

Del ejercicio de estas facultades, el Ejecutivo Federal, dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público dentro de los 35 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal, durante el ejercicio fiscal del año 2003, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a
sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la

Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación, el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a Financiera Nacional Azucarera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, y en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en términos de la presente autorización, estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 29 mil 400 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2003 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación. Cualquier desviación de dicho monto deberá ser informado al H. Congreso de la Unión.

Artículo 3o. Se autoriza al Distrito Federal a contratar y ejercer créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 3 mil millones de pesos para el financiamiento de obras y proyectos de inversión contemplados en el Presupuesto de Egresos del Distrito Federal para el ejercicio fiscal del año 2003.

El endeudamiento a que se refiere este artículo se ejercerá de acuerdo a lo siguiente:

1. Los proyectos y programas a realizar serán exclusivamente los listados en el anexo denominado "Proyectos del Gobierno del Distrito Federal a ser financiados con deuda aprobada por el Congreso de la Unión".

2. El endeudamiento deberá contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunde en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.

3. El monto de los desembolsos de los recursos crediticios y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando tales obras, de manera que el ejercicio y aplicación de los recursos crediticios deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todo caso, el desembolso de recursos crediticios deberá destinarse directamente al pago de aquellas obras y proyectos que ya hubieren sido adjudicados bajo la normatividad correspondiente.

4. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su

origen y fuente de financiamiento, especificando las características financieras de las operaciones realizadas.

5. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones.

6. El Gobierno del Distrito Federal no podrá condicionar la ministración de recursos a las demarcaciones territoriales a la contratación de los financiamientos derivados de la presente autorización. Asimismo, tampoco podrá transferir recursos de los proyectos y programas relacionados en el anexo a que se refiere el numeral 1 de este Artículo a otros proyectos y programas, salvo que cuente con la autorización previa de la Asamblea Legislativa del Distrito Federal.

7. Los informes de avance trimestral que el Jefe de Gobierno rinde al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo a lo siguiente:

   I. Evolución de la deuda pública durante el periodo que se informe.

   II. Perfil de vencimientos del principal y servicio, montos y fechas.

   III. Colocación de deuda autorizada, por entidad receptora, y aplicación a programas, subprogramas y proyectos específicos.

   IV. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

   V. Servicio de la deuda.

   VI. Costo financiero de la deuda.

   VII. Reestructuración o recompras.

   VIII. Evolución por línea de crédito.

   IX. Programa de colocación para el resto del ejercicio fiscal.

8. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2003, el programa de colocación de la deuda autorizada para el ejercicio del 2003.

Artículo 4o. En el ejercicio fiscal de 2003, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 333,380.2 millones de pesos, de acuerdo con la siguiente distribución:

		Directa	**Condicionada**	**Total**
I.	Comisión Federal de Electricidad.	18,443.7	23,853.3	42,297.0
II.	Petróleos Mexicanos.	289,212.9	1,870.3	291,083.2
	Total	**307,656.6**	**25,723.6**	**333,380.2**

Los ingresos anuales a que se refiere este artículo, que genere cada proyecto durante la vigencia de su financiamiento, sólo podrán destinarse al pago de cada año de las obligaciones atribuibles al propio proyecto, incluyendo todos sus gastos de operación, mantenimiento y demás gastos asociados, en los términos del Presupuesto de Egresos de la Federación y de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento.

En los Estados Financieros de la Comisión Federal de Electricidad y Petróleos Mexicanos deberán hacerse explícitos los ingresos a los que se refiere el presente artículo, así como las erogaciones correspondientes por concepto de amortizaciones y costo financiero.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento, por 20,883.7 millones de pesos, de los cuales 12,930.1 millones de pesos corresponden a proyectos de inversión directa y 7,953.6 millones de pesos a proyectos de inversión condicionada que derivan de la suscripción de un contrato de prestación de servicios, de acuerdo con la siguiente distribución:

Entidad	Inversión Financiada		
	Directa	**Condicionada**	**Total**
Comisión Federal de Electricidad			
Generación	1,459.1	7,953.6	9,412.7
Transmisión y Subestaciones	8,847.3	0.0	8,847.3
Transmisión	2,478.7	0.0	2,478.7
Subestaciones	6,368.6	0.0	6,368.6
Rehabilitación y Modernización	2,623.7	0.0	2,623.7
Total Inversión Financiada	**12,930.1**	**7,953.6**	**20,883.7**

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación, o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, conforme a lo siguiente:

I. Derecho sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción por cada región petrolera de explotación de petróleo y gas natural, aplicando la tasa del 52.3% al resultado que se obtenga de restar al total de los ingresos por ventas de bienes o servicios que tenga Pemex-Exploración y Producción por cada región, el total de los costos y gastos efectuados en bienes o servicios con motivo de la exploración y explotación de dicha región por el citado organismo, considerando dentro de estos últimos las inversiones en bienes de activo fijo y los gastos y cargos diferidos efectuados con motivo de la exploración y explotación de la región petrolera de que se trate, sin que exceda el monto del presupuesto autorizado por la Secretaría de Hacienda y Crédito Público a Pemex-Exploración y Producción para el ejercicio fiscal de 2003.

Para los efectos de esta fracción, se estará a lo siguiente:

a) El precio que se tomará en cuenta para determinar los ingresos por la venta de petróleo crudo no podrá ser inferior al precio promedio ponderado de la mezcla de petróleo crudo mexicano de exportación del periodo correspondiente.

b) El precio que se tomará en cuenta para determinar los ingresos por la venta de gas natural no podrá ser inferior al precio del mercado internacional relevante que al efecto fije la

Secretaría de Hacienda y Crédito Público mediante la expedición de reglas de carácter general.

c) Las mermas por derramas o quema de petróleo o gas natural se considerarán como ventas de exportación y el precio que se utilizará para el cálculo del derecho será el que corresponda
de acuerdo a los incisos a) o b) anteriores, respectivamente.

d) Las regiones petroleras de explotación de petróleo y gas natural serán las que dé a conocer la Secretaría de Hacienda y Crédito Público mediante reglas de carácter general.

Pemex-Exploración y Producción enterará diariamente, incluyendo los días inhábiles, anticipos a cuenta de este derecho como mínimo, por 121 millones 929 mil pesos durante el año. Además, Pemex-Exploración y Producción enterará el primer día hábil de cada semana un anticipo de 855 millones 846 mil pesos.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Pemex-Exploración y Producción podrá acreditar los anticipos efectuados por el mes de que se trate en los términos del párrafo anterior, sin que causen recargos las diferencias que, en su caso, resulten. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2003, mediante declaración que presentará ante la Tesorería de la Federación a más tardar el último día hábil del mes de marzo de 2004. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

II. Derecho extraordinario sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción aplicando la tasa del 25.5% sobre la base del derecho sobre la extracción de petróleo a que se refiere la fracción I anterior y lo enterará por conducto de Pemex-Exploración y Producción, conjuntamente con este último derecho.

Petróleos Mexicanos y sus organismos subsidiarios enterarán diariamente incluyendo los días inhábiles, por conducto de Pemex-Exploración y Producción, anticipos a cuenta de este derecho, como mínimo, por 53 millones 013 mil pesos durante el año. Además, Pemex-Exploración y Producción enterará el primer día hábil de cada semana un anticipo de 372 millones 110 mil pesos.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Pemex-Exploración y Producción podrá acreditar los anticipos efectuados por el mes de que se trate en los términos del párrafo anterior, sin que causen recargos las diferencias que, en su caso, resulten. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que se presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho extraordinario sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2003, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil

del mes de marzo de 2004. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

Los ingresos que la Federación obtenga por este derecho extraordinario no serán participables a los Estados, Municipios y al Distrito Federal.

III. Derecho adicional sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción aplicando la tasa del 1.1% sobre la base del derecho sobre la extracción de petróleo a que se refiere la fracción I anterior.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que corresponda. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho adicional sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2003, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2004. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

IV. Impuesto a los rendimientos petroleros.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el impuesto a los rendimientos petroleros, de conformidad con lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 35%. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo, siempre que los ingresos sean superiores a las deducciones. Cuando el monto de los ingresos sea inferior a las deducciones autorizadas, se determinará una pérdida neta.

b) Cada organismo efectuará dos anticipos a cuenta del impuesto del ejercicio a más tardar el último día hábil de los meses de agosto y noviembre de 2003 aplicando la tasa del 35% al rendimiento neto determinado conforme al inciso anterior, correspondiente a los periodos comprendidos de enero a junio, en el primer caso y de enero a septiembre, en el segundo caso.

El monto de los pagos provisionales efectuados durante el año se acreditará contra el monto del impuesto del ejercicio, el cual se pagará mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2004.

c) Petróleos Mexicanos y sus organismos subsidiarios podrán determinar el impuesto a que se refiere esta fracción en forma consolidada. Para tal efecto, Petróleos Mexicanos calculará el rendimiento neto o la pérdida neta consolidados aplicando los procedimientos que establecen las disposiciones fiscales y las reglas específicas que al efecto expida la Secretaría de Hacienda y Crédito Público.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

V. Derecho sobre hidrocarburos.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho sobre hidrocarburos aplicando la tasa del 60.8%, al total de los ingresos por las ventas de hidrocarburos y petroquímicos a terceros, que efectúen en el ejercicio fiscal de 2003. Los ingresos antes citados se determinarán incluyendo el impuesto especial sobre producción y servicios por enajenaciones y autoconsumos de Pemex-Refinación sin tomar en consideración el impuesto al valor agregado.

El derecho se calculará y enterará mensualmente por conducto de Petróleos Mexicanos, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Petróleos Mexicanos podrá acreditar las cantidades efectivamente pagadas de acuerdo con lo establecido en las fracciones I, II, III y IV de este artículo y en la Ley del Impuesto Especial sobre Producción y Servicios, correspondientes al periodo de que se trate, así como el monto que resulte de multiplicar 1.50 dólares por el número de miles de pies cúbicos de gas natural no asociado que exceda de una producción de 1,442.4 millones de pies cúbicos diarios en promedio, en el periodo correspondiente. Cuando el monto a acreditar en los términos de este párrafo sea superior o inferior al derecho sobre hidrocarburos a pagar por el periodo de que se trate, se reducirán o incrementarán respectivamente, las tasas de los derechos a que se refieren las fracciones I y II de este artículo para dicho periodo, en el porcentaje necesario para que el monto acreditable sea igual a la cantidad a pagar por el derecho sobre hidrocarburos, de acuerdo con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público.

Las diferencias que resulten a cargo de Petróleos Mexicanos con posterioridad a la presentación de la declaración del pago provisional a que se refiere el párrafo anterior deberán enterarse mediante declaración complementaria que se presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Petróleos Mexicanos calculará y enterará el monto del derecho sobre hidrocarburos que resulte a su cargo por el ejercicio fiscal de 2003, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2004. Contra el monto que resulte a su cargo en la declaración anual, Petróleos Mexicanos podrá acreditar las cantidades efectivamente pagadas en el ejercicio, de acuerdo con lo establecido en las fracciones I, II, III y IV de este artículo y en la Ley del Impuesto Especial sobre Producción y Servicios, así como el monto que resulte de multiplicar 1.50 dólares por el número de miles de pies cúbicos de gas natural no asociado que exceda de una producción de 1,442.4 millones de pies cúbicos diarios en promedio, en el ejercicio fiscal de 2003. Cuando el monto a acreditar en los términos de este párrafo sea superior o inferior al derecho sobre hidrocarburos a pagar en el ejercicio, se reducirán o incrementarán, respectivamente, las tasas de los derechos a que se refieren las fracciones I y II de este artículo para el ejercicio, en el porcentaje necesario para que el monto acreditable sea igual a la cantidad a pagar por el derecho sobre hidrocarburos, de acuerdo con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público.

VI. Impuesto Especial sobre Producción y Servicios.

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 296 millones 181 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos. El pago mensual de dicho impuesto deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago, mismo que podrá modificarse mediante declaración complementaria que se presentará a más tardar el último día hábil del tercer mes siguiente a aquél en que se presentó la declaración que se complementa, sin que se causen recargos por las diferencias que, en su caso, resulten, siempre que éstas no excedan del 3% del impuesto declarado. Cuando estas últimas diferencias excedan a dicho por

ciento, se pagarán recargos por el total de las mismas. Todas estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se modificarán cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público, a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

El Banco de México deducirá los pagos diarios y semanales que establecen las fracciones anteriores de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezca un sobreprecio al precio de la gasolina, no se estará obligado al pago del impuesto especial sobre producción y servicios por dicho sobreprecio en la enajenación de este combustible.

VII. Impuesto al Valor Agregado.

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos provisionales de este impuesto en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente, las que podrán modificarse mediante declaración complementaria que presentarán a más tardar el último día hábil del tercer mes siguiente a aquél en que se presentó la declaración que se complementa, sin que se causen recargos por las diferencias que, en su caso, resulten, siempre que éstas no excedan del 3% del impuesto declarado. Cuando estas últimas diferencias excedan a dicho por ciento, se pagarán recargos por el total de las mismas.

VIII. Contribuciones causadas por la importación de mercancías.

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

IX. Impuestos a la Exportación.

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

X. Derechos.

Los derechos que causen Petróleos Mexicanos y sus organismos subsidiarios se determinarán y pagarán en los términos de esta Ley y de la Ley Federal de Derechos.

XI. Aprovechamiento sobre rendimientos excedentes.

Cuando en el mercado internacional el precio promedio ponderado acumulado mensual del barril del petróleo crudo mexicano exceda de 18.35 dólares de los Estados Unidos de América, Petróleos Mexicanos y sus organismos subsidiarios pagarán un aprovechamiento que se calculará aplicando la tasa del 39.2% sobre el rendimiento excedente acumulado, que se determinará multiplicando la diferencia entre el valor promedio ponderado acumulado del barril

de crudo y 18.35 dólares de los Estados Unidos de América por el volumen total de exportación acumulado de hidrocarburos.

Para los efectos de lo establecido en esta fracción, Petróleos Mexicanos y sus organismos subsidiarios calcularán y efectuarán anticipos trimestrales a cuenta del aprovechamiento anual, que se pagarán el último día hábil de los meses de abril, julio y octubre de 2003 y enero de 2004. Pemex y sus organismos subsidiarios presentarán ante la Tesorería de la Federación una declaración anual por este concepto a más tardar el último día hábil del mes de marzo de 2004, en la que podrán acreditar los anticipos trimestrales enterados en el ejercicio.

XII. Otras Obligaciones.

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos provisionales diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones, aprovechamientos y productos, que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones y aprovechamientos a cargo de terceros, incluyendo los establecidos en la Ley del Impuesto sobre la Renta, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos provisionales, diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de las fracciones I, II, III, V y XII de este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2003 y enero de 2004 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74% del valor total de las enajenaciones de gasolina PEMEX Magna y PEMEX Premium, que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

Capítulo III

De las Facilidades Administrativas y Estímulos Fiscales

Articulo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos al 1.5% mensual sobre los saldos insolutos, durante el año de 2003. Esta tasa se reducirá, en su caso, a la que resulte mayor entre:

I. La tasa de 0.75%, y

II. La tasa de 0.75% multiplicada por el factor que se determine en los términos de esta fracción, cuando dicho factor sea mayor que 1.07.

El factor a que se refiere esta fracción se obtendrá de dividir entre 0.03, el cociente que resulte de dividir el Indice Nacional de Precios al Consumidor del penúltimo mes inmediato anterior a aquél por el que se calculan los recargos, entre el Indice Nacional de Precios al Consumidor del mismo mes del ejercicio inmediato anterior, restando la unidad a dicho cociente.

La reducción a que se refiere el primer párrafo del presente artículo, también será aplicable a los intereses a cargo del fisco federal a que se refiere el artículo 22 del Código Fiscal de la Federación.

La Secretaría de Hacienda y Crédito Público realizará los cálculos a que se refiere este artículo y publicará la tasa de recargos vigente para cada mes en el **Diario Oficial de la Federación**.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2003, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

A los organismos que omitan total o parcialmente el cobro o el entero de los aprovechamientos establecidos en los términos de esta Ley, se les disminuirá del presupuesto que les haya sido asignado para el ejercicio a las entidades correspondientes, una cantidad equivalente a dos veces el valor de la omisión efectuada.

Durante el ejercicio de 2003, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias y entidades de la Administración Pública Federal, salvo cuando su cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias o entidades interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2003, los montos de los aprovechamientos que tengan una cuota fija o se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2003, sólo surtirán sus efectos para dicho año y, en su caso, en las mismas se señalará el destino específico que se apruebe para los aprovechamientos que perciba la dependencia o entidad correspondiente.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2003, se aplicarán los vigentes al 31 de diciembre de 2002, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado un incremento posterior, a partir de la última vez en el que fueron incrementados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	**FACTOR**

Enero	1.0494
Febrero	1.0398
Marzo	1.0405
Abril	1.0352
Mayo	1.0296
Junio	1.0275
Julio	1.0225
Agosto	1.0196
Septiembre	1.0157
Octubre	1.0097
Noviembre	1.0067
Diciembre	1.0023

Asimismo, en tanto no se emita la autorización de la Secretaría de Hacienda y Crédito Público para el ejercicio de 2003, los montos de los aprovechamientos se actualizarán en los meses de abril, julio y octubre de dicho año, con el factor de actualización correspondiente al periodo comprendido desde el cuarto mes anterior y hasta el mes inmediato anterior, a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación.

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2003 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2002, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración de Bienes Asegurados, Decomisados y Abandonados, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias y entidades interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias y entidades de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2003, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias y entidades a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante el mes de julio de 2003, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 11. Los ingresos por aprovechamientos a que se refiere el artículo anterior, se destinarán, previa aprobación de la Secretaría de Hacienda y Crédito Público, a cubrir los gastos autorizados de operación, conservación, mantenimiento e inversión, hasta por el monto autorizado en el presupuesto de la dependencia, para la unidad generadora de dichos ingresos.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento. Cuando no exista una asignación presupuestal específica por unidad generadora, se considerará el presupuesto total asignado a la

dependencia en la proporción que representen los ingresos de la unidad generadora respecto del total de los ingresos de la dependencia.

Las dependencias a las que se les apruebe destinar los ingresos por aprovechamientos para cubrir sus gastos autorizados de operación, conservación, mantenimiento e inversión, en los términos del primer párrafo de este artículo, lo harán en forma mensual y hasta por el monto presupuestal autorizado por la Secretaría de Hacienda y Crédito Público para el mismo periodo. La parte de los ingresos que exceda el límite autorizado para el mes que corresponda, se enterará a la Tesorería de la Federación a más tardar el décimo día del mes siguiente a aquél en el que obtuvo el ingreso la entidad de que se trate.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se destinará a la capitalización de los Bancos de Desarrollo.

Los ingresos que se obtengan por los productos señalados en la fracción V del artículo 1o. de esta Ley, se podrán destinar a las dependencias que enajenen los bienes, otorguen su uso o goce o presten los servicios, para cubrir sus gastos autorizados de operación, conservación, mantenimiento e inversión, hasta por el monto que señale el presupuesto de egresos de la entidad para la unidad generadora de dichos ingresos, que les hubiere sido autorizado para el mes de que se trate. Los ingresos que excedan del límite señalado no tendrán fin específico y se enterarán a la Tesorería de la Federación a más tardar el décimo día del mes siguiente a aquél en el que se obtuvo el ingreso.

Se entiende por unidad generadora de los ingresos de la entidad, cada uno de los establecimientos de la misma, en los que se enajena el bien o se otorga o proporciona, de manera autónoma e integral, el uso o goce de bienes o el servicio por el cual se cobra el producto. Cuando no exista una asignación presupuestal específica por unidad generadora, se considerará el presupuesto total asignado a la entidad en la proporción que representen los ingresos de la unidad generadora respecto del total de ingresos de la entidad.

Artículo 12. Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2003, sólo surtirán sus efectos para dicho año y, en su caso, en dichas autorizaciones se señalará el destino específico que se apruebe para los productos que perciba la dependencia o entidad correspondiente.

El Ejecutivo Federal por conducto de la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, autorizará para el ejercicio fiscal de 2003, las modificaciones y las cuotas de los productos, aun cuando su cobro se encuentre previsto en otras leyes, así como el destino de los mismos a la dependencia correspondiente.

Para tal efecto, las dependencias o entidades interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2003, los montos de los productos que tengan una cuota fija o se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2003, se aplicarán los vigentes al 31 de diciembre de 2002, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado un incremento posterior, a partir de la última vez en el que fueron incrementados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0494
Febrero	1.0398
Marzo	1.0405

Abril	1.0352
Mayo	1.0296
Junio	1.0275
Julio	1.0225
Agosto	1.0196
Septiembre	1.0157
Octubre	1.0097
Noviembre	1.0067
Diciembre	1.0023

Asimismo, en tanto no se emita la autorización de la Secretaría de Hacienda y Crédito Público para el ejercicio de 2003, los montos de los productos se actualizarán en los meses de abril, julio y octubre de dicho año, con el factor de actualización correspondiente al periodo comprendido desde el cuarto mes anterior y hasta el mes inmediato anterior, a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación.

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2003 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2002, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de enajenaciones efectuadas por el Servicio de Administración de Bienes Asegurados y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias y entidades interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias y entidades de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2003, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias y entidades a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante el mes de julio de 2003 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 13. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán enterarse a la Tesorería de la Federación y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la cuenta de la Hacienda Pública Federal.

Tratándose de los ingresos a que se refiere el párrafo que antecede que se destinen a un fin específico, deberán depositarse en una cuenta a nombre de la dependencia generadora de los ingresos, debidamente registrada ante la Tesorería de la Federación, a fin de que la propia Tesorería ejerza facultades para comprobar el cumplimiento del destino específico autorizado en los términos de esta Ley.

Las entidades sujetas a control presupuestario directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley.

Las entidades sujetas a control presupuestario indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

Cuando los ingresos por derechos, productos o aprovechamientos, se destinen a un fin específico y para el cumplimiento de dicho destino se hubiere creado un fideicomiso, la Tesorería de la Federación deberá formar parte del Comité de Vigilancia del mismo, para verificar que los ingresos referidos se destinen al fin para el que fueron autorizados.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias, organismos, empresas, instituciones, organizaciones y fideicomisos, que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo 1o.

Las oficinas cuentadantes de la Tesorería de la Federación, deberán conservar, durante dos años, la cuenta comprobada y los documentos justificativos de los ingresos que recauden por los diversos conceptos que establece esta Ley.

Las dependencias y entidades de la Administración Pública Federal presentarán, a más tardar en el mes de marzo de 2003, ante la Secretaría de Hacienda y Crédito Público, una declaración informativa sobre los ingresos percibidos durante el ejercicio fiscal de 2002 por concepto de contribuciones, aprovechamientos y productos.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar al final del ejercicio los recursos no devengados en la Tesorería de la Federación.

Artículo 14. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pagada por dichos bienes o cuando los mismos se enajenen.

Tratándose de los gastos de ejecución que reciba el fisco federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del fisco federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos

netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Artículo 15. Salvo lo dispuesto en el artículo 13 de esta Ley, se aplicará el régimen establecido en esta Ley, a los ingresos que por cualquier concepto reciban las entidades de la administración pública federal paraestatal que estén sujetas a control presupuestario en los términos de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y del Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003, entre las que se comprende, de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Caminos y Puentes Federales de Ingresos y Servicios Conexos.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Lotería Nacional para la Asistencia Pública.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones, aun cuando se sujeten al régimen establecido en esta Ley.

Artículo 16. Se condonan los créditos derivados de contribuciones o aprovechamientos, cuyo cobro tenga encomendado el Servicio de Administración Tributaria, cuando el importe del crédito al 31 de diciembre de 2002, sea inferior o igual, al equivalente en moneda nacional a 2,500 unidades de inversión. No procederá esta condonación, cuando existan dos o más créditos a cargo de una misma persona y la suma de ellos exceda el límite de 2,500 unidades de inversión ni cuando se trate de créditos derivados del impuesto sobre tenencia o uso de vehículos.

En los casos en que con anterioridad al 1o. de noviembre de 2002, una persona hubiere incurrido en infracción a las disposiciones aduaneras que no impliquen omisión en el pago de impuestos y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada, si por las circunstancias del infractor o de la comisión de la infracción, la multa aplicable no excediera del equivalente en moneda nacional al 1o. de enero de 2003, a 2,500 unidades de inversión.

Artículo 17. En materia de estímulos fiscales, durante el ejercicio fiscal de 2003, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de la inversión realizada contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse. Igual estímulo se otorgará para el sector forestal en lo relativo a inversiones en protección, conservación y restauración cuando se refieran a construcción de torres contra incendios, caminos forestales, viveros de alta productividad, brechas corta fuego, equipo y mobiliario contra incendios, laboratorios de sanidad, habilitación y pagos de jornales a brigadas contra incendios forestales.

II. Se otorga un estímulo fiscal en el impuesto al activo a los contribuyentes residentes en México que se dediquen al transporte aéreo o marítimo de personas o bienes por los aviones o embarcaciones que tengan concesión o permiso del Gobierno Federal para ser explotados comercialmente, en los siguientes términos:

a) Tratándose de aviones o embarcaciones arrendados, acreditarán contra el impuesto al activo a su cargo, el impuesto sobre la renta que se hubiera retenido de aplicarse la tasa del 21% en lugar de la tasa del 5% que establece el artículo 188 de la Ley del Impuesto sobre la Renta a los pagos por el uso o goce de dichos bienes, siempre que se hubiera efectuado la retención y entero de este impuesto y que los aviones o embarcaciones sean explotados comercialmente por el arrendatario en la transportación de pasajeros o bienes.

b) En el caso de aviones o embarcaciones propiedad del contribuyente, el valor de dichos activos que se determine conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplicará por el factor de 0.1 tratándose de aviones y por el factor de 0.2 tratándose de embarcaciones, y el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes conforme al artículo mencionado.

Los contribuyentes a que se refiere esta fracción que hubieran ejercido la opción a que se refiere el artículo 5o.-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en esta fracción.

Los contribuyentes a que se refiere esta fracción, no podrán reducir del valor del activo del ejercicio las deudas contratadas para la obtención del uso o goce o la adquisición de los aviones o embarcaciones, ni aquellas que se contraten para financiar el mantenimiento de los mismos, por los que se aplique el estímulo a que la misma se refiere.

III. Se otorga un estímulo fiscal en el impuesto al activo a los Almacenes Generales de Depósito por los inmuebles de su propiedad que utilicen para el almacenamiento, guarda o conservación de bienes o mercancías, consistente en permitir que el valor de dichos activos que se determine conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplique por el factor de 0.2; el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes, conforme al artículo mencionado.

Los contribuyentes a que se refiere esta fracción, que hubieran ejercido la opción a que se refiere el artículo 5o.-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en esta fracción.

IV. Se otorga un estímulo fiscal en el impuesto al activo a las personas físicas que tributen conforme al régimen de pequeños contribuyentes a que se refiere la Ley del Impuesto sobre la Renta, consistente en el monto total del impuesto que hubiere causado.

V. Se otorga un estímulo fiscal en el impuesto al activo por el monto total del mismo que se derive de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

VI. Se otorga un estímulo fiscal a los contribuyentes de los sectores agrícola, ganadero, pesquero y minero que adquieran diesel para su consumo final y siempre que dicho combustible no sea para uso automotriz en vehículos que se destinen al transporte de personas o efectos a través de carreteras o caminos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible, siempre que se utilice exclusivamente como combustible en:

a) Maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras.

b) Vehículos marinos y maquinaria utilizada en las actividades de acuacultura.

c) Tractores, motocultores, combinadas, empacadoras de forraje, revolvedoras, desgranadoras, molinos, cosechadoras o máquinas de combustión interna para aserrío, bombeo de agua o generación de energía eléctrica, que se utilicen en actividades de siembra, cultivo y cosecha de productos agrícolas; cría y engorda de ganado, aves de corral y animales; cultivo de los bosques o montes, así como en la cría, conservación,

restauración, fomento y aprovechamiento de la vegetación de los mismos.

d) Vehículos de baja velocidad o bajo perfil, que por sus características no estén autorizados para circular por sí mismos en carreteras federales o concesionadas, y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca la Secretaría de Hacienda y Crédito Público.

Asimismo, los contribuyentes que adquieran diesel para su consumo final que se utilice exclusivamente como combustible en maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras, independientemente del sector al que pertenezcan, podrán aplicar el estímulo fiscal a que se refiere esta fracción.

VII. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.
Para estos efectos, el monto que dichas personas podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que los contribuyentes antes mencionados podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a esas personas.
En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas señaladas en el inciso c) de la fracción VI de este artículo, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer la Secretaría de Hacienda y Crédito Público.

VIII. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere el inciso c) de la fracción VI del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción VII que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $654.82 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley

del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,309.65 mensuales.

La Secretaría de Hacienda y Crédito Público emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior, a más tardar el 31 de enero de 2003.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $654.82 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $6,905.56 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,309.65 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $13,091.11 mensuales.

Las cantidades en moneda nacional establecidas en los párrafos anteriores, se actualizarán en los meses de enero y julio con el factor de actualización correspondiente al periodo comprendido desde el séptimo mes inmediato anterior hasta el último mes inmediato anterior a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación. La Secretaría de Hacienda y Crédito Público realizará las operaciones aritméticas previstas en este artículo y publicará los resultados de la actualización en el **Diario Oficial de la Federación** a más tardar el día 10 de los meses citados.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre del mismo año y enero del siguiente.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos del inciso c) de la fracción VI de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IX. Para la aplicación del estímulo a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente:

a) Se creará un Comité Interinstitucional que estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, quien tendrá voto de calidad en la autorización de los proyectos de ciencia y tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público y uno de la Secretaría de Educación Pública, el cual deberá dar a conocer a más tardar el 31 de marzo de 2003, las reglas generales con que operará dicho Comité, así como los sectores prioritarios susceptibles de obtener el beneficio, las características de las empresas y los requisitos adicionales que se deberán cumplir para poder solicitar el beneficio del estímulo.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de $500 millones de pesos para el año de 2003.

c) El Comité Interinstitucional estará obligado a publicar a más tardar el último dia de los meses de julio y diciembre de 2003, el monto erogado durante el primer y segundo semestres, según corresponda, así como las empresas beneficiarias del estímulo fiscal y los proyectos por los cuales fueron merecedoras de este beneficio.

El contribuyente podrá aplicar el crédito fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se determinó dicho crédito o en los ejercicios siguientes hasta agotarlo.

La parte del crédito fiscal no aplicada se actualizará por el periodo comprendido desde el mes en que se presentó la declaración del ejercicio en que se determinó el crédito fiscal y hasta el mes inmediato anterior a aquél en que se aplique. La parte del crédito fiscal actualizada pendiente de aplicar, se actualizará por el periodo comprendido desde el mes en que se actualizó por última vez
y hasta el mes inmediato anterior a aquél en que se aplique.

X. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en el acreditamiento del monto que resulte necesario para el mes de que se trate a efecto de que el precio, sin considerar el impuesto al valor agregado de dicho combustible, sea equivalente al precio promedio del mes anterior del mismo combustible en la zona del sur de Texas, Estados Unidos de América, sin incluir el impuesto al valor agregado o el impuesto a las ventas que, en su caso, se aplique en esa zona. Para simplificar la aplicación del estímulo a que se refiere esta fracción, el Servicio de Administración Tributaria hará los cálculos correspondientes y publicará mensualmente el factor aplicable. Para estos efectos, el factor de acreditamiento se aplicará sobre el monto del impuesto especial sobre producción y servicios que se señale en forma expresa y por separado en el comprobante que expidan las agencias o distribuidoras autorizadas. El acreditamiento sólo podrá realizarse contra los pagos del impuesto sobre la renta que cause o retenga el contribuyente.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, aplicando en lo conducente el artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

XI. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50% del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras
o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

XII. Se otorga un estímulo a los productores de agave tequilana weber azul, a los productores de las diversas variedades de agave que marca la Norma Oficial Mexicana y a los productores de agave fourcroydes lem, que enajenen dichos productos para ser utilizados en la elaboración de tequila, mezcal o bebida de henequén, en un monto que no podrá exceder de $6.00 pesos por kilo de agave.

El monto del estímulo deberá ser entregado al productor del agave tequilana weber azul, a los productores de las diversas variedades de agave que marca la Norma Oficial Mexicana y a los productores de agave fourcroydes lem, por el adquirente del mismo en el momento en el que se pague la contraprestación que corresponda a dicha enajenación, disminuyendo del precio el monto del estímulo a que se refiere esta fracción.

El adquirente considerará el pago del estímulo efectuado al productor de agave tequilana weber azul, a los productores de las diversas variedades de agave que marca la Norma Oficial Mexicana
y a los productores de agave fourcroydes lem, como un crédito fiscal que podrá disminuir únicamente del impuesto especial sobre producción y servicios que se cause en la enajenación de tequila, mezcal o bebida de henequén, en los términos del párrafo siguiente, sin que en ningún caso la disminución exceda del veinticinco por ciento del impuesto causado en el mes de que se trate.

El crédito fiscal sólo se podrá disminuir durante los doce meses siguientes a la fecha en la que se adquiera el agave, del impuesto que resulte de la enajenación del tequila, mezcal o bebida de henequén, que se produzca a partir de la entrada en vigor de la presente Ley y sobre la cual se pague el impuesto especial sobre producción y servicios a la tasa establecida en la Ley del Impuesto Especial sobre Producción y Servicios, sin que exceda de los límites establecidos en los párrafos anteriores.

Para determinar el monto definitivo del estímulo, los productores dividirán el 25% del impuesto especial sobre producción y servicios causados por la enajenación de tequila, mezcal o bebida de henequén, en el periodo de enero a junio de 2003, entre el número de kilos de agave adquiridos en dicho periodo. La diferencia entre el monto que resulte y el límite máximo de $6.00 por kilo de agave que no se hubiera pagado al productor del citado agave en el momento de la

adquisición, se podrá pagar a partir del mes en que se haga el ajuste a que se refiere este párrafo y se podrá disminuir del impuesto especial de referencia que se cause en la enajenación de tequila, mezcal o bebida de henequén, en los seis meses siguientes, hasta agotarlo, sin que en ningún caso el impuesto a pagar en los citados meses sea inferior al 75% del impuesto causado en el mes de que se trate. En el caso de que el monto pagado al productor de agave exceda del monto que se determine conforme a este párrafo como crédito definitivo, el excedente se disminuirá del crédito al que tengan derechos los productores de tequila, mezcal o bebida de henequén, en el segundo semestre del ejercicio, en los términos de esta fracción. El mismo procedimiento se seguirá para determinar el estímulo definitivo correspondiente al periodo de julio a diciembre de 2003. En el caso de que el crédito correspondiente al segundo semestre exceda del monto máximo definitivo que corresponda a dicho periodo en los términos de este párrafo, el excedente se pagará conjuntamente con la declaración que presenten los productores de tequila, mezcal o bebida de henequén, en el mes de febrero de 2004, actualizado y con los recargos correspondientes desde el mes en el que se aplicó en exceso el crédito otorgado en este artículo y hasta la fecha en la que el mismo se pague.

Los productores de agave tequilana weber azul, los productores de las diversas variedades de agave que marca la Norma Oficial Mexicana y los productores de agave fourcroydes lem, considerarán como ingreso acumulable para los ingresos del impuesto sobre la renta el monto del estímulo fiscal percibido en los términos de esta fracción.

Los adquirentes del agave tequilana weber azul, de las diversas variedades de agave que marca la Norma Oficial Mexicana y de agave fourcroydes lem, deberán reportar mensualmente a las autoridades fiscales el volumen y valor del agave adquirido en el mes inmediato anterior, así como el monto pagado del estímulo a que se refiere esta fracción por productor de agave.

XIII. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del H. Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes, y

XIV. Se otorga un estímulo fiscal en el impuesto sobre automóviles nuevos a las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, consistente en el monto total del impuesto que hubieren causado.

Los beneficiarios de los estímulos previstos en las fracciones VI, X, XI y XII del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones VI, VII, y VIII del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones X y XI del mismo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la citada Ley.

Con independencia de lo dispuesto en el párrafo anterior, el beneficio que se otorga en la fracción XII de este artículo podrá ser acumulable con cualesquiera otro estímulo fiscal.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 18. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales
y subsidios siguientes:

I. Los relacionados con comercio exterior:

a) A la importación de artículos de consumo a las regiones fronterizas.

b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2002.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere esta fracción, así como los sectores objeto de este beneficio.

Artículo 19. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones, federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación de organismos descentralizados, órganos desconcentrados y empresas de participación estatal.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias o entidades por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 20. Los ingresos que trimestralmente obtengan en exceso a los previstos en el calendario trimestral que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control presupuestario directo, se deberán aplicar a los fines que al efecto establezca el Presupuesto de Egresos de la Federación para el ejercicio fiscal de 2003, sin perjuicio de lo dispuesto en el artículo 13 de esta Ley.

Las entidades no sujetas a control presupuestario directo que obtengan ingresos de los previstos en esta Ley, deberán informar a la Secretaría de Hacienda y Crédito Público sobre el monto de dichos ingresos, para formular los informes trimestrales a que se refiere el artículo 23 de esta Ley y la Cuenta de la Hacienda Pública Federal.

Artículo 21. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad los cuales se generan en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución;

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su

caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución;

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero, y la enajenación de bienes muebles, y

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos.

Los ingresos excedentes de las entidades u órganos de la Administración Pública Centralizada, serán determinados con base en las estimaciones de ingresos previstas en el artículo 1o. de esta Ley.

La Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el 31 de enero, la estimación trimestral de los ingresos, desagregando el artículo 1o., fracciones I, numerales 1, 3, 4 y 9, inciso A, III numerales 3, 4 y 5, VI, numerales 19, inciso D, 21 y 24, incisos A y D, VII y VIII, de esta Ley, por entidad.

Asimismo, la Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el último día hábil de enero, una lista que detalle los ingresos a que se refieren las fracciones I, II y III de este artículo.

Artículo 22. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 23. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2003 la tasa de retención será del 0.5%.

Asimismo y para los efectos de lo dispuesto por la fracción XIV de las Disposiciones Transitorias de la Ley del Impuesto Especial sobre Producción y Servicios, publicadas el 1o. de enero de 2002, durante el año de 2003 son cigarros populares sin filtro los que al 1o. de enero de 2003 tengan un precio máximo al público que no exceda de $0.48 por cigarro.

Capítulo IV

De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento.

Artículo 24. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, estará obligado a proporcionar información sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, al Congreso de la Unión en los términos siguientes:

I. Informes mensuales sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 35 días después de terminado el mes de que se trate.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre la recaudación federal participable que sirvió de base para el cálculo del pago de las participaciones a las entidades federativas. La recaudación federal participable se calculará de acuerdo con lo previsto en la Ley de Coordinación Fiscal. La recaudación federal participable se comparará con la correspondiente al mismo mes del año previo.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre el pago de las participaciones a las entidades federativas. Esta información deberá estar desagregada por tipo de fondo, de acuerdo con lo establecido en la Ley de Coordinación Fiscal, y por entidad federativa. El monto pagado de participaciones se comparará con el correspondiente al del mismo mes del año previo.

La Secretaría de Hacienda y Crédito Público deberá proporcionar la información a que se refieren los dos párrafos precedentes a las entidades federativas, a través del Comité de Vigilancia del Sistema de Participaciones en Ingresos Federales de la Comisión Permanente de Funcionarios Fiscales, a más tardar 35 días después de concluido el mes. Además, deberá publicarla en su página de internet.

II. Informes trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública en los que se presente información sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 35 días después de terminado el trimestre de que se trate.

III. La información sobre el costo total de las emisiones de deuda interna y externa deberá identificar por separado el pago de las comisiones y gastos inherentes a la emisión, de los del pago a efectuar por intereses. Estos deberán diferenciarse de la tasa de interés que se pagará por los empréstitos y bonos colocados. Asimismo, deberá informar sobre la tasa de interés o rendimiento que pagará cada emisión, el plazo, y el monto de la emisión; y

IV. Los datos estadísticos y la información que la Secretaría de Hacienda y Crédito Público tenga disponibles que puedan contribuir a una mejor comprensión de la evolución de la recaudación y del endeudamiento, que los Diputados y Senadores soliciten por conducto de las Comisiones de Hacienda y Crédito Público respectivas. Dicha información deberá entregarse en forma impresa y en medios magnéticos en los términos que estas Comisiones determinen. La Secretaría de Hacienda y Crédito Público proporcionará dicha información en un plazo no mayor de 30 días naturales, contados a partir de la solicitud que se haga.

La información que la Secretaría de Hacienda y Crédito Público proporcione en los términos de este artículo deberá ser completa y oportuna. En caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

Artículo 25. En los informes trimestrales a que se refiere el artículo 24 de esta Ley, la Secretaría de Hacienda y Crédito Público deberá señalar los avances de los programas de financiamiento, así como las principales variaciones en los objetivos y en las metas de los mismos.

Incluirá también un informe de deuda pública que contenga la evolución detallada de la misma al trimestre, incluyendo el perfil de amortizaciones internas y externas. Este informe deberá incluir un apartado que refiera las operaciones activas y pasivas del Instituto de Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados.

De igual forma, incluirá un informe sobre el uso de recursos financieros de la banca de desarrollo y fondos de fomento para financiera al sector privado y social. Detallando el déficit de operación y la concesión neta de créditos, así como sus fuentes de financiamiento.

En este informe se deberá incluir la información sobre las comisiones de compromiso pagadas por los créditos internos y externos contratados.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

Artículo 26. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá trimestralmente en el Informe Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, lo cual implica considerar a las entidades paraestatales contempladas en los anexos IV y V del Decreto del Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Artículo 27. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Contraloría y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de

las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 28. La Secretaría de Hacienda y Crédito Público deberá entregar a las Comisiones de Hacienda y Crédito Público, de Presupuesto y Cuenta Pública y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 15 de agosto de 2003, el Presupuesto de Gastos Fiscales. Este comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por concepto de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho Presupuesto de Gastos Fiscales deberá contener los montos referidos estimados para el año 2003 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

Artículo 29. En los informes a que se refiere el artículo 24 de esta Ley, deberá incluirse un informe detallado de los juicios ganados y perdidos por el Gobierno Federal en materia fiscal, del Instituto Mexicano del Seguro Social y del INFONAVIT frente al Tribunal Federal de Justicia Fiscal y Administrativa, así como el monto que representan en un aumento o disminución de los ingresos y el costo operativo que representan para la Secretaría de Hacienda y Crédito Público y el Servicio de Administración Tributaria. Asimismo, este informe incluirá una explicación detallada de las disposiciones fiscales que causan inseguridad jurídica a la recaudación.

Para los efectos de este artículo, el Tribunal Federal de Justicia Fiscal y Administrativa deberá facilitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información que éstos requieran para elaborar el informe a que se refiere el primer párrafo.

Artículo 30. Con el objeto de transparentar la información referente a los ingresos generados por concepto de derechos y aprovechamientos por las distintas dependencias y órganos de la administración pública federal, así como de los órganos autónomos, la Secretaría de Hacienda y Crédito Público presentará a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados antes del 31 de julio de 2003, las estimaciones de ingresos de dichas dependencias y órganos para el mismo año.

Artículo 31. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público
y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados a más tardar el 15 de mayo de 2003. Estas Comisiones determinarán a más tardar el 15 de junio de 2003 si el estudio cumple con los objetivos establecidos.

De determinarse que dicho estudio no cumple con los objetivos establecidos, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de agosto de 2003 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas.

Artículo 32. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 33. La Secretaría de Hacienda y Crédito Público coordinará un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales o municipales.

Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público propondrá los lineamientos técnicos a seguir a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 1o. de marzo de 2003. Este estudio deberá ser entregado a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados a más tardar el 15 de mayo de 2003.

Los resultados de dicho estudio estarán sujetos al dictamen de las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, el cual determinará si el estudio cumple con los objetivos establecidos.

De presentarse un dictamen no favorable sobre dicho estudio, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de agosto de 2003 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas.

Artículo 34. En el ejercicio fiscal de 2003, toda iniciativa en materia fiscal deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo de la disposición de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

Artículo 35. La Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal del 2004 deberá acompañarse del Presupuesto de Ingresos y del Presupuesto de Endeudamiento y especificará la estimación de los montos correspondientes a las fuentes de ingresos que se detallen en los presupuestos de ingresos y endeudamiento. La Iniciativa también incluirá disposiciones específicas para los contribuyentes y para el sector público que se aplicarán durante el ejercicio fiscal.

En el presupuesto de ingresos se deberá incluir la estimación de todas las fuentes de recursos que captará el Sector Público Federal en un ejercicio fiscal para cubrir el gasto público federal así como las disposiciones de carácter temporal que deberá observar el Ejecutivo Federal. Se deberá explicar y documentar suficientemente en la exposición de motivos del presupuesto de ingresos todas las fuentes de recursos que se incluyan en la Iniciativa de Ley de Ingresos de la Federación.

En su exposición de motivos el presupuesto de ingresos deberá contener lo siguiente:

I. Proyecciones de ingresos con las memorias de cálculo;

II. La información detallada de los ingresos;

III. La cuantificación del impacto en los ingresos de las modificaciones que se propongan a las leyes fiscales.

En el presupuesto de ingresos se contabilizarán los ingresos que capta el Gobierno Federal en los términos de las disposiciones fiscales; los de los organismos públicos descentralizados y las empresas de participación estatal mayoritaria como resultado de sus actividades, y el remanente de operación del Banco de México cuando sea positivo.

El presupuesto de endeudamiento contendrá la siguiente información:

I. Las proyecciones de las disposiciones y las amortizaciones congruentes con los techos de endeudamiento público solicitados, y

II. Los supuestos utilizados y las memorias de cálculo.

Artículo 36. Los estímulos fiscales y las facilidades que establezca la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal 2004 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

En la exposición de motivos del presupuesto de ingresos a que hace referencia el artículo 35 se fundamentará y motivará su otorgamiento, mencionando especialmente los objetivos, los beneficiarios directos y las metas por alcanzar.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos podrían alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificará en el presupuesto de gastos fiscales.

Artículo 37. El Ejecutivo Federal presentará a las Comisiones de Hacienda y Crédito Público del H. Congreso de la Unión, a más tardar el 30 de mayo de 2003 un estudio de costos de operación de la Banca de Desarrollo que muestre todos los componentes que integran el costo de operación. El estudio deberá incluir parámetros de referencia internacionales y nacionales con los que se evalúa el desempeño financiero de la misma.

Capítulo V

De Otras Disposiciones

Artículo 38. Las entidades federativas y los municipios, dentro de su territorio, podrán construir vías de comunicación vehicular paralelas a las vías de comunicación vehicular de jurisdicción federal, con el propósito de que junto con las vías de jurisdicción federal, cuenten con cuatro carriles de circulación. La entidad federativa o municipio que construya las vías de comunicación en los términos de este artículo, a partir de la conclusión de la construcción, podrá establecer casetas de cobro por el servicio que se preste en ambas vías en el territorio de la entidad o municipio, en términos de las disposiciones legales aplicables, asumiendo el costo de mantenimiento y conservación de las mismas.

Cuando en las vías de comunicación vehicular a las que paralelamente se pretenda construir otra vía en los términos previstos en el párrafo anterior, ya se cobre por su uso o tránsito previamente a la construcción de la nueva vía, se requerirá que la entidad federativa o municipio que pretendan construirla, convenga, en su caso, con la Federación o el particular que tenga concesionada la primera vía de comunicación vehicular, los términos en los que se podrían compartir los ingresos que se obtengan por el uso o tránsito de ambas vías. Esta disposición no le será aplicable a las autopistas concesionadas al Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (FARAC).

Transitorios

Primero. La presente Ley entrará en vigor el día 1o. de enero de 2003.

Segundo. Se aprueban las modificaciones a las Tarifas de los Impuestos Generales a la Exportación y a la Importación efectuadas por el Ejecutivo Federal durante el año de 2002, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

En función de la situación de emergencia del sector agropecuario, el Ejecutivo Federal realizará una vigilancia estricta de la evolución de las importaciones originarias de EE.UU. y Canadá de los siguientes productos:

GRASAS Y ACEITES ANIMALES

Tocino sin partes magras y grasa de cerdo o de ave, sin fundir ni extraer de otro modo, frescos, refrigerados, congelados, salados o en salmuera, secos o ahumados.

0209.00.01 De gallo, gallina o pavo (gallipavo).

0209.00.99 Los demás.

Grasa de cerdo (incluida la manteca de cerdo) y grasa de ave, excepto las de las partidas 02.09 o 15.03.

1501.00.01 Grasa de cerdo (incluida la manteca de cerdo) y grasa de ave, excepto las de las partidas 02.09 o 15.03.

CEBADA

Cebada.

1003.00.02 En grano, con cáscara, excepto lo comprendido en la fracción 1003.00.01.

1003.00.99 Los demás.

AVES SIN TROCEAR

Carne y despojos comestibles, de aves de la partida 01.05, frescos, refrigerados o congelados.

De gallo o gallina:

0207.11.01 Sin trocear, frescos o refrigerados.

0207.12.01 Sin trocear, congelados.

De pato, ganso o pintada:

0207.32.01 Sin trocear, frescos o refrigerados.

0207.33.01 Sin trocear, congelados.

De pavo (gallipavo)

0207.24.01 Sin trocear, frescos o refrigerados.

0207.25.01 Sin trocear, congelados.

MATERIAS PRIMAS DE AVE

Trozos y despojos, frescos o refrigerados.

0207.13.01 Mecánicamente deshuesados.

Trozos y despojos, congelados.

0207.14.01 Mecánicamente deshuesados.

Trozos y despojos, frescos o refrigerados.

0207.26.01 Mecánicamente deshuesados.

0207.26.99 Los demás.

Trozos y despojos, congelados.

0207.27.01 Mecánicamente deshuesados.

0207.27.99 Los demás.

JAMONES, PALETAS Y SUS TROZOS DE CERDO

Jamones, paletas y sus trozos, sin deshuesar.

0203.12.01 Jamones, paletas y sus trozos, sin deshuesar.

Jamones, paletas y sus trozos, sin deshuesar.

0203.22.01 Piernas, paletas y sus trozos, sin deshuesar.

PAPA

Papas (patatas) frescas o refrigeradas.

0701.90.99 Las demás.

CARCAZAS

Trozos y despojos, frescos o refrigerados.

0207.26.02 Carcazas

Trozos y despojos, congelados

0207.27.03 Carcazas

El Ejecutivo Federal deberá entregar un informe mensual al H. Congreso de la Unión, a través de las comisiones correspondientes, sobre los resultados de esta vigilancia.

Cuando se dé un incremento en las importaciones originarias de EE.UU. o Canadá en comparación con los montos importados en el año previo, que signifique un daño o implique peligro inminente de producirlo, el Ejecutivo Federal iniciará de oficio inmediatamente investigaciones de salvaguarda, de conformidad con lo establecido en la Ley de Comercio Exterior.

El H. Congreso de la Unión vigilará el estricto cumplimiento de este mandato.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento interno neto consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de lo siguiente: i) la distribución, entre Gobierno Federal y los organismos y empresas de control presupuestario directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003, y ii) por los montos que resulten de la aplicación de lo establecido en el párrafo tercero del artículo 3o. del Decreto del Presupuesto de Egresos de la Federación para el ejercicio fiscal 2003.

Cuarto. Se deroga el impuesto a la venta de bienes y servicios suntuario establecido en el Artículo Octavo de las disposiciones transitorias de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2002.

Quinto. En los casos en que se requiere importar maíz, frijol indispensables para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las partes, en los tratados de libre comercio, la Secretaría de Economía, conjuntamente con la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán la cuota adicional, sujeta al arancel que establezca el Ejecutivo Federal, en consultas directamente con el Consejo Mexicano para el Desarrollo Rural Sustentable, organizaciones de productores y consumidores.

Los cupos mínimos y adicionales se emitirán preferentemente para maíz amarillo. En cuanto al maíz blanco, las importaciones serán autorizadas sólo en caso comprobado de déficit en la producción nacional, de acuerdo con la información pública disponible. Asimismo, para evitar un eventual desabasto y de requerirse una cuota especial adicional, se procederá a su autorización inmediata y se hará su distribución por grupos de consumidores de acuerdo con su participación en la compra de cosechas nacionales.

En lo referente a la importación de maíz amarillo, se cuidará no poner en peligro el suministro de materia prima a la industria, a los productores pecuarios y a los formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios, por lo que la cuota adicional considerará la balanza producción-consumo de granos forrajeros por regiones, las condiciones específicas de producción en cada cosecha, su estacionalidad y los compromisos que generen las industrias consumidoras para sustituir importaciones y desarrollar proveedores nacionales.

Con el fin de promover la sustitución de importaciones y la generación de fuentes alternativas de abasto, el Ejecutivo Federal promoverá programas de conversión productiva y/o agricultura por contrato. Sólo se asignará la cuota adicional indicada en el primer párrafo de este artículo a los beneficiarios que acrediten compromisos de compras de cosechas nacionales de maíz a través de dichos programas de por lo menos 10% de sus consumos auditados de maíz amarillo importado en 2002. Tales esquemas deberán contar con cobertura de precios y la predefinición de los apoyos a la comercialización del ciclo correspondiente.

En los casos en que se requiera importar leche en polvo indispensable para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las partes, en los tratados de libre comercio, la Secretaría de Economía conjuntamente con la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán la cuota adicional que no podrá rebasar el 25% de la cuota mínima de arancel acordada para 2003. Dicho sobrecupo se distribuirá tomando en cuenta a los industriales de acuerdo con su participación en la compra de leche de producción nacional. Para evitar un desabasto y de requerirse una cuota especial adicional, se procederá a su autorización en forma inmediata.

El Ejecutivo Federal verificará que el uso, montos y destinos de las cuotas adicionales asignadas cumplan con los criterios de complementariedad con la producción nacional, con el objetivo de no autorizar importaciones mientras subsistan excedentes comerciables de cosechas que cumplan con las especificaciones requeridas por los consumidores.

Los ingresos que por este concepto se obtengan, deberán ser incluidos explícitamente en el reporte trimestral al que se refiere el artículo primero de esta Ley. De igual manera, el Ejecutivo Federal deberá entregar un informe trimestral de la asignación y el ejercicio de las cuotas mínimas y cuotas adicionales al H. Congreso de la Unión por conducto de las Comisiones correspondientes.

En condiciones de emergencia, que pongan en riesgo el abasto nacional de alguno de los productos no desgravados, el Ejecutivo Federal deberá determinar los aranceles y cuotas extraordinarias, teniendo la obligación de reestablecer los aranceles y las cuotas originales de forma inmediata, una vez que quede garantizado el abasto nacional, así como de presentar un informe detallado al H. Congreso de la Unión sobre las condiciones que originaron la emergencia y las medidas adoptadas.

Sexto. Con respecto a lo previsto en el artículo Sexto Transitorio de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2002, éste seguirá en vigor durante el presente ejercicio fiscal, para el efecto de que concluyan los procesos de transferencia no onerosa a que alude dicho precepto, así como para que la Auditoría Superior de la Federación, en ejercicio de sus facultades vigile el debido cumplimiento de la entrega no onerosa de las acciones de las administraciones portuarias integrales a los estados y municipios, en los términos previstos en el referido artículo transitorio.

Igualmente y en adición a lo previsto en el párrafo anterior, la Secretaría de Hacienda y Crédito Público transferirá de manera no onerosa otro 20% de las acciones de la Sociedad Mercantil Administración Portuaria Integral a los gobiernos de los estados y otro 6% de las mismas a los municipios donde se encuentren operando las referidas administraciones portuarias integrales, siempre y cuando así lo soliciten los estados y municipios interesados.

Séptimo. Los municipios Centro y Cunduacán en el Estado de Tabasco estarán comprendidos en la Zona de Disponibilidad número 9, a la que hace referencia el artículo 231 de la Ley Federal de Derechos.

Octavo. Para los efectos del artículo 26 de esta Ley, la Secretaría de Hacienda y Crédito Público presentará, en un plazo no mayor a 180 días, los términos en que cumplirá con la información relativa a los fondos y fideicomisos.

Noveno. A las entidades federativas y los municipios que hayan construido las vías a que se refiere el artículo 38 de esta Ley, también le será aplicable lo establecido en el citado artículo.

Décimo. Los ingresos que se generen por las enajenaciones que puedan realizarse de los bienes decomisados o abandonados conforme a la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, cumpliendo además con las disposiciones que le son aplicables del Código Fiscal de la Federación y de la Ley Aduanera, se repartirán conforme se establece en la Ley de Coordinación Fiscal, entre la Federación, las Entidades Federativas y los Municipios. Para estos efectos, dichos ingresos se disminuirán con los gastos directos e indirectos en que se incurra para su administración, mantenimiento, conservación con los pasivos ocultos relacionados con los mismos, y en general con las erogaciones necesarias para realizar su enajenación. No será aplicable lo dispuesto en este artículo, tratándose de bienes que legalmente o por su estado, condición o durabilidad, no puedan ser enajenados, de aquéllos a los que se le dé un destino específico o sean donados.

Décimo Primero. En el supuesto de que el monto total de los proyectos y programas enlistados en el anexo referido en el artículo 3, numeral 1, no sea suficiente para alcanzar el total del endeudamiento en el artículo 3, el Gobierno del Distrito Federal, deberá someter a la aprobación de la Asamblea Legislativa del Distrito Federal, a fin de ser incorporado en el Decreto de Presupuesto de Egresos del Distrito Federal para el año 2003, los proyectos y programas adicionales para alcanzar el límite máximo de nivel de endeudamiento autorizado, sujetándose a los términos del artículo 73, fracción VIII, de la Constitución y a la Ley General de Deuda Pública en lo que corresponda.

Décimo Segundo. En el ejercicio fiscal del año 2003 no se pagará el impuesto a los servicios conexos o complementarios contenidos en el artículo 3 fracción XIII, inciso k) de la Ley del Impuesto Especial Sobre Producción y Servicios; cuando éstos sean únicamente servicios públicos, entre otros: los de información sobre números de teléfonos y direcciones, servicios de hora, locatel, servicios de emergencia.

El Servicio de Administración Tributaria definirá mediante reglas de carácter general la lista precisa de los servicios que estarán exentos del pago de este impuesto conforme a este artículo.

México, D.F., a 13 de diciembre de 2002.- Sen. **Enrique Jackson Ramírez**, Presidente.- Dip. **Beatriz Elena Paredes Rangel**, Presidenta.- Sen. **Sara I. Castellanos Cortés**, Secretario.- Dip. **Rodolfo Dorador Pérez Gavilán**, Secretario.- Rúbricas".

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los veintiséis días del mes de diciembre de dos mil dos.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Santiago Creel Miranda**.- Rúbrica.

GOBIERNO DEL DISTRITO FEDERAL
PROYECTOS FINANCIADOS CON DEUDA 2003
(PESOS)

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
			ENDEUDAMIENTO NETO	**$ 854,078,280.00**	
			AMORTIZACION	**$ 3,543,554,318.00**	
			ENDEUDAMIENTO BRUTO	**$ 4,397,632,598.00**	
			OF. DEL C. SRIO. DEL MEDIO AMBIENTE	**72,000,000.00**	
69	00	03	Realizar acciones de forestación y reforestación	1,650,000.00	Reforestación urbana en del Distrito Fec
69	00	46	Realizar obras para la preservación y vigilancia de las áreas de protección ecológica	52,791,863.00	Obras para la construcción y rehabilit Ciudad de México (Nacional Insurgente *de los Leones*, *Sierra de Guadalupe*, Si Ciudad de México y Bosque de Chapul las Zonas Chinamperas de San Lu Atlapulco.
69	04	24	Construir caminos forestales	17,558,137.00	Construcción de caminos forestales par torres de vigilancia para el combate de i
			SISTEMA DE AGUAS DE LA CIUDAD DE MEXICO	**1,420,054,000.00**	
60	00	15	Realizar trabajos de actualización en la base de datos a través de la lectura y registro de consumo de agua potable	53,290,358.00	Registrar de manera visual o electró determinar el consumo de agua real de el cálculo de los derechos correspondie
60	00	17	Ampliar, conservar y mantener la base de datos para la cobranza de los derechos por el suministro de agua potable	303,699,458.00	Realizar la emisión, distribución de suministro de agua por servicio mec consumo racional del agua en el Distrito
60	00	19	Fortalecer el sistema de actualización y mantenimiento del padrón de usuarios de agua potable	6,535,603.00	Tener mayor control sobre el pa permanentemente ya sea por subdivis cuentas de viviendas o locales en edi habitacionales y comerciales y por creci
61	00	01	Construir infraestructura para el sistema de agua potable	30,654,000.00	Construcción de líneas de conducción potable
61	00	03	Realizar la reposición de pozos en el Valle de México y Cuenca del Lerma	22,500,000.00	Obras de infraestructura hidráulica par Delegación Iztapalapa entre las que se y redes de conducción y distribución programa de cloración de agua y reposi

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
61	00	06	Construir planta potabilizadora	44,000,000.00	Construcción de cárcamos de las planta "Aragón-Lago", "Arenal-Tepepan II" y c Canal Río Churubusco y Lago Nabor Ca
61	00	30	Reparar fugas de agua en la red secundaria	3,891,835.00	Obras para reparar y mejorar la ir secundaria de agua potable con mejor n
61	00	37	Instalar medidores nuevos para el consumo domiciliario de agua potable	12,750,097.00	Obras para la instalación de medidores justo e incrementar el ingreso mediant una cultura para el cuidado del agua
61	00	38	Conectar a la red de agua potable a nuevos usuarios	9,774,748.00	Obras para garantizar el incremento c recaudación mediante la conexión de r de agua potable
61	00	39	Mantenimiento al parque de medición	25,598,587.00	Mantener en condiciones óptimas de fu de medidores de agua que se han inst de garantizar al usuario su facturación c
61	00	40	Detectar fugas no visibles	1,691,876.00	Obras para recuperar caudales de a mediante la reparación de la infraestruct

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
61	00	41	Sustituir ramales de tomas domiciliarias	24,754,396.00	Obras para sustituir ramales de tomas d de los mismos por su edad o por hundim
61	00	42	Rehabilitar redes secundarias de agua potable	70,628,317.00	Obras en áreas donde la incidencia de f
61	00	43	Sustituir válvulas	2,174,358.00	Sustitución de válvulas, ya que las exist seccionar y controlar el flujo que entran
61	00	44	Reparar fugas de agua en tomas domiciliarias	5,210,367.00	Obras para la reparación de fugas en t materiales que anteriormente se utiliz resistencia y elasticidad óptima.
61	07	01	Construir infraestructura para el sistema de agua potable	45,000,000.00	Obras hidráulicas en el Centro His Septiembre y Venustiano Carranza)
62	00	01	Construir infraestructura para el sistema de drenaje	362,000,000.00	Construir colectores para el sistema de CTM-Aragón en Av. 412 y Eduardo M Guadalupe y Tláhuac (Tláhuac-La Git Remedios (1 km) incluyendo la adquisi los trabajos de precolado
62	00	02	Construir infraestructura para el tratamiento y reuso de agua residual	50,000,000.00	Excavación y revestimiento de la Lumbr la fabricación de dovelas y construcción
62	00	11	Construir plantas de bombeo para agua residual	134,900,000.00	Rehabilitación de la planta de tratamie de acuíferos, además de la construcción
62	00	29	Desazolvar presas, lagunas, lagos, cauces, ríos, canales, y barrancas	62,000,000.00	Desazolve de 3,150,000 m^3 en 36 sitios cauces, ríos, canales y barrancas
62	00	45	Apoyar la ejecución de las obras para el saneamiento de la Cuenca del Valle de México	149,000,000.00	

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
			OF. DEL C. SRIO. DE OBRAS Y SERVICIOS	**709,370,031.00**	
58	00	05	Construir puentes vehiculares	90,000,000.00	Construcción del puente vehicular en Peñón-Oceanía-Marruecos para mejora
58	00	58	Programa de ahorro de energía y modernización de instalaciones y equipos	22,872,000.00	Efectuar el programa de transformación red vial principal de la Ciudad de Méxi instalando conductores, accesorios y energía (incluye obra civil y cableado de
67	00	11	Operar relleno sanitario	99,980,000.00	Construcción del nuevo Relleno Sanitari
67	00	13	Clausurar áreas en sitios de disposición final	11,071,213.00	Construcción de garzas y líneas de co en la cuarta etapa del sitio de disposició
67	00	14	Realizar saneamiento de sitios de disposición final	28,931,005.00	Construcción del sistema y barda p Montaña; y construcción de la cuarta et
68	00	01	Realizar obras de acondicionamiento para el rescate del Ex-lago de Texcoco	15,212,107.00	Obras de acondicionamiento del Ex-La sobre elevación y enrocamiento de b Carrillo y desazolve del drenaje general
68	00	02	Continuar la construcción del Relleno Sanitario Bordo Poniente 4ta. etapa	23,502,804.00	Colocación de geomembrana y supervis
68	00	10	Realizar obras de acondicionamiento en las estaciones de transferencia	1,282,871.00	Sistema de depuración de aire y adecu estación de Transferencia de Tlalpan
69	07	45	Construir y rehabilitar corredores ecológicos, parques y áreas reforestadas	131,561,411.00	Construcción del área jardinada, insta poda y retiro de árboles enfermos o sec la obra civil relativa en Paseo de la Refo
73	00	54	Continuar con la construcción del Distribuidor Vial Zaragoza-Obras complementarias a la Línea "B" del Metro	244,956,620.00	Continuación de la construcción del D desahogará el tránsito vehicular en la arteria con la avenida Francisco del P Zaragoza
55	00	02	Rehabilitar y dar mantenimiento a las instalaciones de las plantas productoras (de asfalto)	36,000,000.00	Adquisición de equipo para la moderni de producción (de asfalto)
55	00	03	Realizar obra para fortalecer la infraestructura productiva	4,000,000.00	Convertir el sistema de combustión de l
			SISTEMA TRANSPORTE COLEC. (METRO)	**972,247,710.00**	

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
21	00	01	Otorgar servicios de apoyo administrativo, técnico, jurídico y de difusión de las acciones de la entidad, en su proceso de gestión	13,961,000.00	Adquisición de maquinaria y equipo dive

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
21	00	09	Coordinar y dirigir la planeación del STC	10,559,000.00	Adquisición de equipo informático y s control de acceso y seguridad (SICASE(
35	00	05	Proporcionar consulta externa general	2,613,000.00	Adquisición de equipo instrumental méd
72	00	02	Transportar pasajeros en metro y metro férreo	63,182,900.00	Modernización del control de automatiza rectificadoras, así como la adquisición, una subestación rectificadora
73	00	01	Continuar con la construcción de la Línea B Metropolitana del Metro (Buenavista-Ciudad Azteca)	28,054,910.00	Adquisición de maquinaria y equipo inc de comunicaciones y telecomunicacione apoyar la ejecución de las obras aso(Distribuidor Vial Zaragoza
73	00	10	Proporcionar mantenimiento a edificios y estaciones del metro y metro férreo	158,733,100.00	Adquisición de equipo necesario para l las actividades de renovación de la ins grúas y compactadoras así como lle\ condiciones de operación y funcionami la red del organismo, así como el ma Aérea-Oceanía de la línea 5 y en las ins
73	00	11	Proporcionar mantenimiento y conservación a carros del metro y metro férreo	256,307,250.00	Adquisición de maquinaria industrial y e mayor y menor de los carros y la realiz mayor de los trenes, así como el mante y modernización del mando centraliza Estrella de la línea 8
73	00	12	Proporcionar mantenimiento a equipos electrónicos, electromecánicos y vías dobles del metro y metro férreo	146,324,550.00	Adquisición de equipos con tecnologí mantenimiento, proporcionar un servicio a cabo las actividades de mantenimien de distribuidores de energía que alime mando centralizado
73	00	13	Realizar proyectos de desarrollo tecnológico en apoyo a la operación	584,000.00	Adquisición de refacciones y accesori telecomunicaciones, maquinaria y equip
73	00	14	Rehabilitar carros de rodadura neumática (tercera etapa de un total de 336)	291,928,000.00	Mantener en óptimas condiciones de equipos que conforman la red neumátic
			RED DE TRANSPORTE DE PASAJEROS DEL D.F.	**2,200,000.00**	
64	00	02	Conservar y mantener inmuebles públicos	2,200,000.00	Continuar la construcción, equipamient suministro de combustible, módulos 8 y

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICA
			SERVICIO DE TRANSPORTES ELECTRICOS	**88,130,000.00**	
72	00	04	Transportar pasajeros en tren ligero	15,000,000.00	Adquisición de equipos para mejorar l paso por los cruceros, reduciendo las contra vehículos y mejorar la segurida Tren Ligero, así como compra de c sensores la operación real de los difere en el funcionamiento del trolebús
72	00	08	Operar el sistema de seguimiento vía satélite como apoyo al transporte	3,000,000.00	Incorporación de 14 subestaciones elé mando centralizado
73	00	18	Proporcionar mantenimiento menor a edificios y estaciones del tren ligero	30,000,000.00	Fortalecimiento de la infraestructura de Xochimilco

73	00	19	Proporcionar mantenimiento al material rodante	25,280,000.00	Adquirir equipo para reducir tiempos como órganos de rotación para efectos o correctivo, así como actualización del para reducir el consumo de refacciones
73	00	23	Proporcionar mantenimiento a la infraestructura operativa	14,850,000.00	Adquirir equipo para garantizar el ó eléctrico de 600 volts de corriente para volts de corriente directa para la atracció
			OF. DEL C. SRIO. DE SEGURIDAD PUBLICA	**562,000,000.00**	
12	08	08	Realizar programas preventivos de seguridad, control del orden público y de combate a la delincuencia	499,000,000.00	Adquisición de vehículos y equipo de se Excelencia
58	00	32	Realizar servicios de mantenimiento preventivo y correctivo a semáforos	63,000,000.00	Ampliación de la red de semáforos com
			PROCURADURIA GRAL. DE JUSTICIA D.F.	**50,000,000.00**	
08	00	29	Desarrollar el programa de modernización de la procuración de justicia	3,233,240.00	Adquisición de equipo electromecánico
64	00	02	Conservar y mantener inmuebles públicos	46,766,760.00	Rehabilitación del edificio sede de la PG
			FONDO DE SEGURIDAD PUBLICA DEL D.F.	**216,000,000.00**	
64	02	01	Operar el Programa Nacional de Seguridad Pública en el Distrito Federal	216,000,000.00	Continuar con la construcción de los re Martha

GOBIERNO DEL DISTRITO FEDERAL
PROYECTOS FINANCIADOS CON DEUDA 2003
(PESOS)

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICACI
			DELEGACION ALVARO OBREGON	**6,257,375.00**	
62	00	21	Ampliar la red secundaria de drenaje	3,257,375.00	Llevar a cabo la ampliación de la red sec principalmente en el croquis de localización reg levantamiento, proyecto ejecutivo, memoria técnic
62	00	44	Rehabilitar la red secundaria de drenaje	3,000,000.00	Rehabilitar la red secundaria de drenaje para presenta a causa de excesiva materia sólida, los e de esta demarcación
			DELEGACION AZCAPOTZALCO	**-**	
			DELEGACION BENITO JUAREZ	**-**	
			DELEGACION COYOACAN	**-**	
			DELEGACION CUAJIMALPA DE MORELOS	**-**	
			DELEGACION CUAUHTEMOC	**-**	
			DELEGACION GUSTAVO A. MADERO	**48,454,093.00**	
58	00	04	Construir puentes peatonales	2,270,000.00	Construir puente peatonal para brindar mayor seg
58	00	05	Construir puentes vehiculares	5,209,636.00	Construcción de puentes vehiculares en las aveni
58	00	48	Construir intersecciones a nivel	40,974,457.00	Realizar adecuaciones geométricas en interseccio
			DELEGACION IZTACALCO	**24,940,000.00**	
62	00	62	Construir pozos de absorción de aguas residuales	24,940,000.00	Se requiere reponer 4 pozos a fin de evitar probl saturación del drenaje
			DELEGACION IZTAPALAPA	**118,900,000.00**	
58	00	04	Construir puentes peatonales	8,900,000.00	Construir 5 puentes peatonales a fin de disminuir l gran afluencia vehicular
61	00	36	Ampliar la red secundaria de agua potable	10,000,000.00	Compra de retroexcavadora con martillo, lavado apisonadoras, revolvedora, presa para tubo y bom
62	00	17	Construir líneas de agua residual tratada	20,000,000.00	Construir 45 km de redes a fin de reducir la contar
62	00	21	Ampliar la red secundaria de drenaje	70,893,219.00	Ampliación de la red secundaria de drenaje en a riesgo de inundación
62	00	40	Desazolvar la red secundaria de drenaje	9,106,781.00	Extraer 12 m³ de azolve de la red secundaria de *inundación*
			DELEGACION MAGDALENA CONTRERAS	**2,380,000.00**	
62	00	39	Conservar y mantener la red secundaria de drenaje	2,380,000.00	Sustitución de tuberías fracturadas o hundidas en contaminación con aguas negras del manto freátic
			DELEGACION MIGUEL HIDALGO	**-**	

PG	PE	AI	CONCEPTO	MONTO	JUSTIFICACI
			DELEGACION MILPA ALTA	**26,327,838.00**	
56	00	21	Ampliar y rehabilitar la infraestructura agropecuaria	5,557,400.00	Adquisición de tinas ciegas para el almacenamien
58	00	04	Construir puentes peatonales	1,950,000.00	Construcción de un puente peatonal con el fin d peatones
58	00	05	Construir puentes vehiculares	4,056,900.00	Construcción de puentes vehiculares en lugares e ciudadanas
61	00	11	Construir tanque de almacenamiento	2,390,000.00	Construir tanque de almacenamiento a fin de refor
61	00	36	Ampliar la red secundaria de agua potable	4,128,538.00	Obras para llevar agua potable a las zonas que e servicio
62	00	21	Ampliar la red secundaria de drenaje	7,245,000.00	Adquisición de equipo de revolvedoras y obras c drenaje para poder conducir las aguas servida tratamiento
62	00	31	Realizar limpieza y reconstrucción de accesorios en el sistema de drenaje	1,000,000.00	Realizar mantenimiento preventivo y correctivo a l evitar accidentes en la vía pública ya sea vehicula
			DELEGACION TLAHUAC	**8,394,144.00**	
62	00	21	Ampliar la red secundaria de drenaje	2,000,000.00	Adquisición de materiales de construcción, es secundaria de drenaje
62	00	39	Conservar y mantener la red secundaria de drenaje	1,595,797.00	Adquisición de materiales de construcción, rotomartillo, vehículos tipo volteo y de redilas, secundaria de drenaje

62	00	40	Desazolvar la red secundaria de drenaje	4,798,347.00	Adquisición de materiales de construcción, estr desazolve y obras de desazolve de la red secunda
			DELEGACION TLALPAN	**31,000,000.00**	
61	00	32	Conservar y mantener la red secundaria de agua potable	7,000,000.00	Obras de mantenimiento preventivo y correctivo e agua potable que existe en la Delegación
61	00	36	Ampliar la red secundaria de agua potable	2,000,000.00	Ampliación de la red secundaria de agua potabl de suministro del vital líquido
62	00	21	Ampliar la red secundaria de drenaje	22,000,000.00	Realizar obras que permitirán la ampliación de colonias de reciente creación
			DELEGACION VENUSTIANO CARRANZA	**9,077,407.00**	
62	00	39	Conservar y mantener la red secundaria de drenaje	4,169,844.00	Sustitución de tuberías fracturadas o hundidas en contaminación con aguas negras del manto freátic
67	00	01	Realizar la recolección de basura	4,907,563.00	Adquisición de equipo industrial y vehículo para tr
			DELEGACION XOCHIMILCO	**29,900,000.00**	
58	00	04	Construir puentes peatonales	2,100,000.00	Construcción de 3 puentes peatonales sobre prolo
61	00	36	Ampliar la red secundaria de agua potable	2,500,000.00	Obras de construcción de nueva red de agua pota
62	00	15	Construir plantas de tratamiento de agua residual	7,000,000.00	Obras de conducción de aguas residuales
62	00	21	Ampliar la red secundaria de drenaje	18,300,000.00	Estudio de preinversión y obras para la ampliación

Gran total en Financiamiento de Delegaciones **305,630,857.00**